Exhibit 99.1

NOTICE OF SPECIAL MEETING OF PENN WEST UNITHOLDERS

to be held December 14, 2010

and

NOTICE OF APPLICATION TO THE COURT OF QUEEN’S

BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

PENN WEST ENERGY TRUST,

CERTAIN AFFILIATES OF PENN WEST ENERGY TRUST AND

THE UNITHOLDERS OF PENN WEST ENERGY TRUST

November 10, 2010

If you are in doubt as to how to deal with these materials or the matters they describe, please consult your professional advisor. If you require more information with respect to voting your securities of Penn West

Energy Trust, please contact either: CIBC Mellon Trust Company toll free at 1-800-387-0825 or by e-mail at

inquiries@cibcmellon.com; or Penn West Investor Relations toll free at 1-888-770-2633 or by e-mail at

investor_relations@pennwest.com.

APPENDICES

ENCLOSURES

Form of Proxy

Letter of Transmittal

Return Envelope

November 10, 2010

Dear Unitholders:

You are invited to attend a special meeting (the “Meeting”) of holders (“Unitholders”) of trust units (“Trust Units”) of Penn West Energy Trust (the “Trust”) to be held in the Ballroom at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary Alberta, at 2:00 p.m. (Calgary time) on December 14, 2010. At the Meeting, you will be asked to consider (i) a proposed arrangement (the “Arrangement”) involving the Trust, Penn West Petroleum Ltd. (“Penn West”), certain affiliates of the Trust and Penn West and Unitholders, and (ii) the adoption of a stock option plan. If you cannot attend the Meeting, please complete the enclosed form of proxy and submit it as soon as possible.

Given that the changes made by the federal government to tax income trusts will take effect on January 1, 2011, the board of directors and senior management of Penn West, the administrator of the Trust, have determined that the best course of action for the Trust and its Unitholders is to convert from an income trust to a corporation on or about January 1, 2011. As a result, the Trust and Unitholders can continue to benefit from the current tax structure for income trusts until the end of the year, immediately prior to the change in the federal government tax laws that will remove the tax advantages of being a trust rather than a corporation.

If approved, the Arrangement will result in the reorganization of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company (“New Penn West”) that will be named “Penn West Petroleum Ltd.” and that, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries. The board of directors and senior management of New Penn West will be comprised of the current members of the board of directors and senior management of Penn West, the administrator of the Trust.

Pursuant to the Arrangement, Unitholders will receive, through a series of steps, for each one Trust Unit held, one common share (“New Penn West Share”) of New Penn West. The Arrangement is structured to allow Unitholders to receive New Penn West Shares on a tax deferred basis for Canadian income tax purposes. In addition, the Arrangement is expected to qualify as a tax deferred reorganization under the Internal Revenue Code. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations “.

The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or similar arrangements for the benefit of directors, officers or employees. In addition, the Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any outstanding equity or cash based incentive plan awards of the Trust.

Unitholders of record on November 30, 2010 will receive their regular monthly cash distribution of $0.09 per Trust Unit on December 15, 2010; however, if the Arrangement is completed as currently contemplated, Unitholders will not receive any further monthly cash distributions from the Trust other than the cash distribution of $0.09 per Trust Unit (the “Final Trust Distribution”) to be declared under the Plan of Arrangement and to be payable on January 14, 2011 to Unitholders of record on December 31, 2010. If the Arrangement is not approved at the Meeting, the Final Trust Distribution will be paid by the Trust in the ordinary course.

Upon completion of the Arrangement, it is expected that New Penn West will adopt a quarterly dividend policy with an initial dividend rate of $0.27 per New Penn West Share, which will be paid on or about the 15th day of the month that follows the end of each quarter to shareholders of record at the end of such quarter. The first quarterly dividend of New Penn West is anticipated to be declared payable on April 15, 2011 to shareholders of record on March 31, 2011. See “The Arrangement – Effect of the Arrangement on Unitholders and Distributions”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the board of directors of New Penn West and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

In connection with the Arrangement, New Penn West will assume all of the obligations of the Trust under the trust indentures (as supplemented) (collectively, the “Indentures”) governing the Trust’s two series of publicly traded convertible debentures (being the 6.5% convertible extendible unsecured subordinated debentures due December 31, 2011 and the 7.2% convertible unsecured subordinated debentures due May 31, 2011) (collectively, the “Debentures”), such that the Debentures will become valid and binding obligations of New Penn West. Following the completion of the Arrangement, holders of Debentures who subsequently wish to convert their Debentures will be entitled to receive New Penn West Shares on the same basis of conversion as Units were previously issuable on conversion thereof, subject to adjustment in certain events as provided for in the Indentures. The Arrangement will result in a technical “change of control” occurring under the Indentures. As a result, New Penn West will be required, within 30 days following the completion of the Arrangement, to make a cash offer to purchase all outstanding Debentures at a price of 101% of the principal amount thereof plus accrued and unpaid interest.

On completion of the Arrangement: (i) the New Penn West Shares and the Debentures (as assumed by New Penn West) will be listed for trading on the Toronto Stock Exchange under the trading symbols PWT, PWT.DB.E and PWT.DB.F, respectively, subject to New Penn West fulfilling the requirements of such exchange; and (ii) the New Penn West Shares will be listed for trading on the New York Stock Exchange under the trading symbol PWE, upon official notice of issuance.

The resolution approving the Arrangement and related matters (the “Arrangement Resolution”) must be approved by not less than two-thirds of the votes cast by the Unitholders voting in person or by proxy at the Meeting The Arrangement is also subject to the approval of the Court of Queen’s Bench of Alberta and receipt of all necessary regulatory and other approvals.

In conjunction with the consideration of the Arrangement, Unitholders will also be considering and voting upon the approval of a stock option plan for New Penn West, all as more particularly described in the accompanying information circular and proxy statement (the “Information Circular”) of the Trust.

Pursuant to the Arrangement, the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan (the “Amended DRIP Plan”) shall become effective, all existing participants in the existing Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust will be deemed to be participants in the Amended DRIP Plan without any further action on their part, and the Final Trust Distribution of $0.09 per Trust Unit payable on January 14, 2011 to Unitholders of record on December 31, 2010 will be automatically applied, on behalf of such deemed participants, to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended DRIP Plan. The Amended DRIP Plan will only be available to residents of the United States upon New Penn West filing a registration statement under applicable laws to register the New Penn West Shares issuable thereunder. The Trust expects that New Penn West will file such a registration statement in early January following the completion of the Arrangement.

The board of directors of Penn West has unanimously concluded that the Arrangement is fair to Unitholders and is in the best interest of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the Arrangement Resolution.

All of the directors and officers of Penn West, who directly or indirectly own, or exercise control or direction over, an aggregate of approximately 1.4 million Trust Units, representing approximately 0.3% of the outstanding Trust Units, have indicated that they intend to vote their securities in favour of the Arrangement Resolution.

The accompanying Information Circular contains a detailed description of the Arrangement and detailed information regarding the Trust, Penn West and New Penn West. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors, or contact CIBC Mellon Trust Company or Penn West’s Investor Relations Department using the contact information set forth on the front cover of the Information Circular.

If you are a registered Unitholder and are unable to attend the Meeting in person, please complete and deliver the enclosed form of proxy in order to ensure your representation at the Meeting. Unitholders should also complete and submit the letter of transmittal, which is also enclosed, together with the certificates representing their Trust Units

(or instruct their broker or nominee to complete the letter of transmittal on their behalf) in order to receive New Penn West Shares as soon as possible following the effective date of the Arrangement. If you are a non-registered holder of Trust Units and received these materials through your broker or through another intermediary, please complete and return the form of proxy provided to you in accordance with the instructions provided by your broker or intermediary.

On behalf of the board of directors of Penn West, I would like to express our gratitude for the support that our Unitholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our employees who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We look forward to seeing you at the Meeting.

Yours very truly,

(signed) “William E. Andrew”

William E. Andrew, Chief Executive Officer

Penn West Petroleum Ltd.,

the administrator of Penn West Energy Trust

PENN WEST ENERGY TRUST

NOTICE OF SPECIAL MEETING OF PENN WEST UNITHOLDERS

to be held December 14, 2010

NOTICE IS HEREBY GIVEN that pursuant to an order (the “Interim Order”) of the Court of Queen’s Bench of Alberta dated November 10, 2010, a special meeting (the “Meeting”) of the holders (“Unitholders”) of trust units (“Trust Units”) of Penn West Energy Trust (the “Trust”) will be held in the Ballroom at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, at 2:00 p.m. (Calgary time) on December 14, 2010 for the following purposes:

(a)	to consider pursuant to the Interim Order, and if thought advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Trust dated November 10, 2010 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) and related matters (the “Arrangement”), which will result in the reorganization of the Trust into a publicly traded exploration and production company (“New Penn West”), all as more particularly described in the Information Circular;

(b)	if the Arrangement Resolution is passed, to consider, and if thought advisable to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the Information Circular, to approve a stock option plan for New Penn West, all as more particularly described in the Information Circular; and

(c)	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular. A copy of the Plan of Arrangement in respect of the Arrangement is attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

The record date (the “Record Date”) for the determination of Unitholders entitled to receive notice of and to vote at the Meeting is November 4, 2010. Only Unitholders whose names have been entered in the register of Trust Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Trust Units after the Record Date will not be entitled to vote such Trust Units at the Meeting. Each Trust Unit outstanding on the Record Date is entitled to one vote at the Meeting.

A Unitholder may attend the Meeting in person or may be represented by proxy. Unitholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by CIBC Mellon Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile at 1-416-368-2502, in each case not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof. Unitholders may also use a touch tone telephone to transmit voting instructions on or before the date and time noted above, although Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. In addition, Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder’s behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see the form of proxy for Unitholders and/or the Information Circular enclosed herewith.

A proxyholder has discretion under the accompanying form of proxy to consider such further and other business as may properly be brought before the Meeting or any adjournment thereof. Holders of Trust Units who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered Unitholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Trust Units in accordance with the provisions of Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order. A Unitholder’s right to dissent is more particularly described in the Information Circular, and the text of

v

Section 191 of the Business Corporations Act (Alberta) and the Interim Order are set forth in Appendices F and B, respectively, to the Information Circular. A dissenting Unitholder must send to the Trust, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C., a written objection to the Arrangement Resolution, which written objection must be received by 4:00 p.m. on the second last business day immediately preceding the date of the Meeting or any adjournment thereof.

Failure to strictly comply with the requirements set forth in Section 191 of the Business Corporations Act (Alberta), as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Trust Units that are registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Trust Units are entitled to dissent. Accordingly, a beneficial owner of Trust Units desiring to exercise the right to dissent must make arrangements for the Trust Units beneficially owned by such holder to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust, or alternatively, make arrangements for the registered holder of such Trust Units to dissent on behalf of the holder.

If you are a non-registered holder of Trust Units and you have received these materials through your broker or through another intermediary, please complete and return the voting instruction form provided to you in accordance with the instructions provided by your broker or intermediary.

Dated at the City of Calgary, in the Province of Alberta, this 10th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF

PENN WEST PETROLEUM LTD.

(signed) “William E. Andrew”

William E. Andrew, Chief Executive Officer

Penn West Petroleum Ltd.,

the administrator of Penn West Energy Trust

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS

CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENN WEST ENERGY TRUST, PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD., PENN WEST PROP HOLDCO LTD., PENN WEST PROP LIMITED PARTNERSHIP, UNITHOLDERS OF PENN WEST ENERGY TRUST, 960347 ALBERTA LTD., 1566577 ALBERTA LTD., ACCLAIM COMMERCIAL TRUST, CANETIC ABC COMMERCIAL TRUST, CANETIC RESOURCE PARTNERSHIP, CANETIC SASKATCHEWAN TRUST, PETROFUND ENERGY TRUST, PETROFUND VENTURES TRUST, STARPOINT COMMERCIAL TRUST, TROCANA RESOURCES INC. AND VAULT ENERGY TRUST

NOTICE OF APPLICATION

NOTICE IS HEREBY GIVEN that an application (the “Application”) has been filed with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary (the “Court”) on behalf of Penn West Energy Trust (the “Trust”), Penn West Petroleum, Penn West Petroleum Ltd. (“Penn West”), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership, 960347 Alberta Ltd., 1566577 Alberta Ltd. (“AcquisitionCo”), Acclaim Commercial Trust, Canetic ABC Commercial Trust, Canetic Resource Partnership, Canetic Saskatchewan Trust, Petrofund Energy Trust, Petrofund Ventures Trust, Starpoint Commercial Trust, Trocana Resources Inc. and Vault Energy Trust (collectively, the “Penn West Parties”) with respect to a proposed arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended (the “ABCA”), involving the Penn West Parties and the holders (“Unitholders”) of trust units of the Trust, which Arrangement will result in the reorganization of the Trust into a corporation (“New Penn West”), all as described in greater detail in the Information Circular and Proxy Statement of the Trust dated November 10, 2010 accompanying this Notice of Application. At the hearing of the Application, the Trust, Penn West and AcquisitionCo intend to seek:

(a)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the Unitholders and the other affected persons, both from a substantive and procedural point of view;

(b)	an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

(c)	an order declaring that the registered Unitholders shall have the right to dissent in respect of the Arrangement in accordance with the provisions of Section 191 of the ABCA, as modified by the interim order (the “Interim Order”) of the Court dated November 10, 2010;

(d)	a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms on the dates and at the times specified in the Plan of Arrangement; and

(e)	such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof, with respect to the issuance of the securities of AcquisitionCo and New Penn West issuable to Unitholders pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Application was directed to be heard before a Justice of the Court of Queen’s Bench of Alberta, Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta, on the 15th day of December, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Unitholder or any other interested party desiring to support or oppose the Application may appear at the time of the hearing in person or by counsel for that purpose. Any Unitholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary, and serve upon the Trust on or before noon (Calgary time) on December 10, 2010, a notice of intention to appear, including an address for service in the Province of Alberta, together with any evidence or materials which are to be presented to the Court. Service on the Trust is to be effected by delivery to the solicitors for the Trust at their address set out below. If any Unitholder or any other such interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Application will be given by the Penn West Parties and that in the event the hearing of the Application is adjourned, only those persons who have appeared before the Court for the Application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by the Interim Order, has given directions as to the calling and holding of a meeting of Unitholders for the purpose of such Unitholders voting upon a resolution to approve the Arrangement and has directed that registered Unitholders shall have the right to dissent with respect to the Arrangement in a manner consistent with the provisions of Section 191 of the ABCA, as modified by the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the said Application and other documents in the proceedings will be furnished to any Unitholder or any other interested party requesting the same by the under mentioned solicitors for the Trust upon written request delivered to such solicitors as follows:

Burnet, Duckworth & Palmer LLP

1400, 350 – 7th Avenue SW

Calgary, Alberta T2P 3N9

Attention: D. J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 10th day of November, 2010.

BY ORDER OF THE BOARD OF DIRECTORS OF

PENN WEST PETROLEUM LTD.

(signed) “William E. Andrew”

William E. Andrew, Chief Executive Officer

Penn West Petroleum Ltd.,

the administrator of Penn West Energy Trust

INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Penn West for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which agreement is attached as Appendix C to this Information Circular. You are urged to carefully read the full text of the Plan of Arrangement.

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”. Information contained in this Information Circular is given as of November 9, 2010 unless otherwise specifically stated.

Forward-looking Statement Disclaimer

In the interest of providing Unitholders and potential investors with information regarding the Trust and New Penn West, including management’s assessment of the Trust’s and New Penn West’s future plans and operations, certain statements contained and incorporated by reference in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target”, “seek”, “budget”, “predict”, “might” and similar words suggesting future events or future performance. All statements other than statements of historical fact may be forward-looking statements. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

In particular, this document contains, without limitation, forward-looking statements pertaining to the following: information concerning the Arrangement, including the structure and timing thereof, the benefits anticipated to be derived therefrom by the Trust, and certain Canadian and U.S. federal income tax consequences thereof to Unitholders; information concerning New Penn West, including without limitation the dividend policy of New Penn West and New Penn West’s business plans and strategies following the completion of the Arrangement; the listing of the New Penn West Shares on the TSX and the NYSE, the listing of the Convertible Debentures on the TSX, and the timing thereof; and the composition of the Board of Directors and management team of New Penn West on completion of the Arrangement. In addition, certain of the documents incorporated by reference into this document also contain forward-looking statements. Reference should be made to the forward-looking statement disclaimer contained in each of such documents for a list of certain of the forward-looking statements contained in such documents.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the continuation by the Board of Directors of New Penn West of the present policies of the Board of Directors of Penn West relating to the management of the business of the Trust, distribution policies (dividend policies in the case of New Penn West), capital expenditure levels, and other matters; the financial and operating attributes of the Trust as at the date hereof; the anticipated operating and financial results from the date hereof to the Effective Date; the views of management and the Board of Directors respecting the benefits associated with the Arrangement; current and anticipated market conditions; and that the Arrangement Agreement and the Plan of Arrangement will not change prior to the Effective Date. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements. Furthermore, with respect to forward-looking statements contained in the documents incorporated by reference into this document, reference should be made to the forward-looking statement disclaimer contained in each of such documents for a list of certain assumptions that have been made in relation to such forward-looking statements.

Although the Trust believes that the expectations reflected in the forward-looking statements contained or incorporated by reference in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included or incorporated by reference in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Trust’s and/or New Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the failure of the parties to the Arrangement Agreement to satisfy the conditions set out therein; the inability to meet the TSX requirements respecting listing of the New Penn West Shares and the Convertible Debentures; the inability to meet the NYSE requirements respecting listing of the New Penn West Shares; the inability to obtain required consents or approvals required to complete the Arrangement, including Court approval of the Arrangement and Unitholder approval of the Arrangement Resolution; failure to realize the anticipated benefits of the Arrangement; and the other factors described under “Risk Factors” in this Information Circular, “Risk Factors” in “Appendix D – Information Concerning New Penn West and AcquisitionCo” and “Risk Factors” in the Trust AIF, and described in Penn West’s public filings available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. Furthermore, with respect to forward-looking statements contained in the documents incorporated by reference into this document, reference should be made to the forward-looking statement disclaimer contained in each of such documents for a list of certain risk factors that pertain to the forward-looking statements contained in such documents.

The forward-looking statements contained and incorporated by reference in this document speak only as of the date of this document or as of the date specified in the documents incorporated by reference into this document, as the case may be. Except as expressly required by applicable securities laws, the Trust does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained and incorporated by reference in this document are expressly qualified by this cautionary statement.

Supplementary Disclosure – Non-Canadian GAAP Measures

Certain of the documents incorporated by reference into this Information Circular contain references to certain financial measures that do not have a standardized meaning prescribed by Canadian GAAP and may not be comparable to similar measures presented by other entities. Unitholders are cautioned that these non-Canadian GAAP measures should not be construed as an alternative to measures of financial performance calculated in accordance with Canadian GAAP. These measures provide additional information that management believes is meaningful regarding the Trust’s operational performance, liquidity and its capacity to fund distributions, capital expenditures and other investing activities. For information regarding the non-Canadian GAAP financial measures used by the Trust, see the Trust 2009 MD&A and the Trust 2010 Q3 MD&A, both of which are incorporated by reference herein. The specific rationale for, and incremental information associated with (including a reconciliation to the most directly comparable measure calculated in accordance with Canadian GAAP) each non-Canadian GAAP measure is also discussed therein.

Oil and Gas Information Advisories

The term “barrels of oil equivalent” (“Boe”) may be misleading, particularly if used in isolation. A Boe conversion ratio of six thousand cubic feet per barrel (6 Mcf: 1 Bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Where any disclosure of reserves data is made in this document (including the documents incorporated by reference herein) that does not reflect all of the reserves of the Trust, the reader should note that the estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to many Unitholders, as a substantial number of Unitholders do not hold Units in their own name. Unitholders who do not hold their Units in their own name (“Beneficial Unitholders”) should note that only proxies deposited by Unitholders whose names appear on the records of the registrar and transfer agent for the Trust as the registered holders of Units can be recognized and acted upon at the Meeting. If Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Units will not be registered in the Unitholder’s name on the records of the Trust. Such Units will more likely be registered under the name of the Unitholder’s broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms. Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Units for their clients. The Trust does not know for whose benefit the Units registered in the name of CDS & Co. are held. The majority of Units held in the United States are registered in the name of Cede & Co., the nominee for the Depository Trust Company, which is the United States equivalent of CDS Clearing and Depository Services Inc.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of securityholder meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. The Beneficial Unitholder is requested to complete and return the voting instruction form to them by mail or facsimile. Alternatively, the Beneficial Unitholder can call a toll-free telephone number or access the internet to vote the Units held by the Beneficial Unitholder. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at a meeting. A Beneficial Unitholder receiving a voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Units voted.

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend at the Meeting as a proxyholder for the registered holder and vote your Units in that capacity. If you wish to attend the Meeting and vote your own Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the form of proxy provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

See “General Proxy Matters” in this Information Circular.

Information For United States Unitholders

The issuance of the AcquisitionCo Shares, AcquisitionCo Non-Voting Shares and New Penn West Shares issuable to Unitholders in exchange for their securities under the Arrangement has not been and will not be registered under the 1933 Act, and such securities will be issued to such Unitholders in reliance on the exemption from registration set forth in Section 3(a)(10) of the 1933 Act. The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the 1934 Act. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Unitholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of the Trust and its subsidiaries contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The audited and unaudited historical financial statements of the Trust, the audited historical financial statements of AcquisitionCo, and the unaudited pro forma financial statements of New Penn West included in or incorporated by reference in this Information Circular have been presented in Canadian dollars, were prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies. Notwithstanding the foregoing, because the Units are listed on the NYSE, the Units are registered pursuant to Section 12 under the 1934 Act, the Trust is required to file reports with the SEC, and the Trust’s financial statements are required to be prepared in accordance with United States auditor independence standards. In addition, the Trust is required to annually file with the SEC annual reports on Form 40-F, and such filings are required to include reconciliations of the Trust’s annual audited consolidated financial statements to United States GAAP. The Trust has filed with the SEC an Annual Report on Form 40-F for the fiscal year ended December 31, 2009 that includes the Trust 2009 Annual Financial Statement Reconciliation, which provides a reconciliation to United States GAAP of the Trust 2009 Annual Financial Statements. The Trust has also filed with the SEC a reconciliation to United States GAAP of the Trust 2010 Q3 Financial Statements. Such reconciliations have been prepared in accordance with United States GAAP and United States auditing standards. The Trust’s filings with the SEC may be viewed without charge at the SEC’s website at www.sec.gov.

In addition, except as noted below, data on oil and gas reserves contained or incorporated by reference in this Information Circular has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. For example, the SEC currently requires U.S. oil and gas companies, in their filings with the SEC, to disclose proved reserves (as defined in SEC rules) and permits disclosure of probable and possible reserves. Canadian securities laws require oil and gas companies, in their filings with Canadian securities regulators, to disclose proved reserves (defined differently from SEC rules) and probable reserves. Probable reserves are of higher risk and are generally believed to be less likely to be recovered than proved reserves. Additionally, the SEC prohibits disclosure of oil and gas resources, whereas Canadian issuers may disclose oil and gas resources. Resources are different than, and should not be construed as, reserves. Moreover, the disclosure of estimated future net revenue from reserves has been calculated in accordance with Canadian practices using forecast prices and costs, whereas the SEC requires that reserve estimates be prepared using an average of the closing prices for the applicable commodity on the first day of each of the months in the twelve month period preceding the company’s fiscal year-end. In addition, under Canadian practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The practice in the United States is to report reserves and production using net volumes, after deduction of applicable royalties and similar payments. As a consequence, the production volumes and reserve and resource estimates in this Information Circular and the documents incorporated herein by reference may not be comparable to those of United States domestic companies subject to SEC reporting and disclosure requirements. Notwithstanding the foregoing, as part of the Trust’s Annual Report on Form 40-F for the fiscal year ended December 31, 2009 filed with the SEC, the Trust has disclosed proved reserves quantities using the standards contained in SEC Regulation S-X, and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves determined in accordance with the U.S. Financial Accounting Standards Board, “Disclosures About Oil and Gas Producing Activities”, which disclosure complies with the SEC’s rules for disclosing oil and gas reserves. In addition, the Trust 2009 Annual Financial Statement Reconciliation (which is incorporated by reference herein) contains oil and gas information under the heading “Supplementary Oil and Gas Information – (Unaudited)”, which is disclosed in accordance with the aforementioned SEC rules.

Following the Arrangement, New Penn West will be deemed to be a “successor issuer” to the Trust under the 1934 Act, and consequently the New Penn West Shares will be deemed to be registered pursuant to Section 12 of the 1934 Act and New Penn West will be subject to the applicable reporting and disclosure requirements under the 1934 Act. The Trust has applied to list the Common Shares to be issued and made issuable pursuant to the Arrangement on the NYSE. The NYSE listing requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement – Approvals – Stock Exchange Listing Approvals”.

The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that the Trust and New Penn West are or will be organized under the laws of the Province of Alberta, that most of their respective officers and directors and trustee (in the case of the Trust), are residents of countries other than the United States, that certain of the experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of the Trust and New Penn West and such other Persons are, or will be, located outside the United States. As a result, it may be difficult or impossible for Unitholders in the United States to effect service of process within the United States upon the Trust and New Penn West and their respective officers and directors and trustee, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States. In addition, Unitholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or “blue sky” laws of any state within the United States.

The New Penn West Shares issuable to Unitholders pursuant to the Arrangement will be freely transferable under the 1933 Act, except by Persons who will be “affiliates” of New Penn West after the Arrangement. See “The Arrangement – Securities Law Matters – United States” in this Information Circular.

See “Certain United States Federal Income Tax Considerations” for certain information concerning the tax consequences of the Arrangement for Unitholders who are United States taxpayers.

THE ACQUISITIONCO SHARES, THE ACQUISITIONCO NON-VOTING SHARES AND THE NEW PENN WEST SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Currency Exchange Rates

All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect during such periods; and (iii) the high and low exchange rates during each such periods, in each case based on the noon rate as reported by the Bank of Canada.

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007
Rate at end of Period	0.9711	0.9555	0.8166	1.0120
Average rate during Period	0.9655	0.8765	0.9381	0.9304
High	1.0039	0.9716	1.0289	1.0905
Low	0.9278	0.7692	0.7711	0.8437

On November 9, 2010, the noon rate for $1.00 Canadian was $0.9987 United States.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary Information and Appendix D hereof. Terms and abbreviations used in the Appendices to this Information Circular, other than Appendix D, are defined separately and the terms and abbreviations used below are not used therein, except where otherwise indicated.

“1933 Act” means the United States Securities Act of 1933, as amended.

“1934 Act” means the United States Securities Exchange Act of 1934, as amended.

“6.5% Debenture Indenture” means the trust indenture, as amended, governing the 6.5% Debentures.

“6.5% Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures of the Trust issued on August 24, 2006 pursuant to the 6.5% Debenture Indenture.

“6.5% Supplemental Debenture Indenture” means the supplemental trust indenture to be entered into evidencing New Penn West’s assumption of the covenants and obligations of the Trust under the 6.5% Debenture Indenture in respect of the 6.5% Debentures.

“7.2% Debenture Indenture” means the trust indenture, as amended, governing the 7.2% Debentures.

“7.2% Debentures” means the 7.2% convertible, unsecured, subordinated debentures of the Trust issued on May 2, 2006 pursuant to the 7.2% Debenture Indenture.

“7.2% Supplemental Debenture Indenture” means the supplemental trust indenture to be entered into evidencing New Penn West’s assumption of the covenants and obligations of the Trust under the 7.2% Debenture Indenture in respect of the 7.2% Debentures.

“960347” means 960347 Alberta Ltd., a corporation subsisting under the ABCA.

“960347 Shares” means the common shares in the capital of 960347.

“ABC Trust” means Canetic ABC Commercial Trust, a trust established under the laws of the Province of Alberta and governed by the ABC Trust Indenture.

“ABC Trust Indenture” means the trust indenture dated August 29, 2006 between Penn West (as the successor trustee to Canetic Resources Inc.) and the Trust (as the successor unitholder to Canetic Resources Trust), as amended.

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“Acclaim Trust” means Acclaim Commercial Trust, a trust established under the laws of the Province of Alberta and governed by the Acclaim Trust Indenture.

“Acclaim Trust Indenture” means the amended and restated trust indenture dated December 31, 2005 between Penn West (as the successor trustee to 1107911 Alberta Ltd.) and the Trust (as the successor unitholder to Acclaim Energy Trust), as amended.

“AcquisitionCo” means 1566577 Alberta Ltd., a corporation subsisting under the ABCA.

“AcquisitionCo Non-Voting Shares” means the non-voting common shares in the capital of AcquisitionCo.

“AcquisitionCo Shares” means the common shares in the capital of AcquisitionCo.

“ACT NPI Agreement” means the net profits interest agreement dated January 5, 2006 between Penn West (as the successor grantor to 1199519 Alberta Ltd.) and the Trust (as the successor grantee to Acclaim Trust), as amended.

“AET NPI Agreement” means the amended and restated net profit interest agreement dated December 31, 2005 between Penn West (as the successor grantor to Acclaim Energy Inc.) and the Trust (as the successor grantee to Acclaim Energy Trust), as amended.

“Amalgamation” means the amalgamation of AcquisitionCo, Penn West and 960347 to form New Penn West pursuant to the Arrangement.

“Amended DRIP Plan” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan pursuant to which the DRIP Plan will be amended and restated to reflect (i) the Arrangement and the implementation of the transactions contemplated by the Plan of Arrangement, including without limitation New Penn West’s assumption of the obligations of the Trust under the DRIP Plan, and (ii) such other amendments thereto as shall be approved by the Board.

“Amended ERSP” means the Amended and Restated Employee Retirement / Savings Plan – Equity Component pursuant to which the ERSP will be amended and restated to reflect (i) the Arrangement and the implementation of the transactions contemplated by the Plan of Arrangement, including without limitation New Penn West’s assumption of the obligations of the Trust under the ERSP, and (ii) such other amendments thereto as shall be approved by the Board.

“Amended LTRIP” means the Amended and Restated Long Term Retention and Incentive Plan pursuant to which the LTRIP will be amended and restated in accordance with its terms to reflect (i) the Arrangement and the implementation of the transactions contemplated by the Plan of Arrangement, including without limitation AcquisitionCo’s (and following the Amalgamation, New Penn West’s) assumption of the obligations of the Trust under the LTRIP, and (ii) such other amendments thereto as shall be approved by the Board.

“Amended TURIP” means the Amended and Restated Common Share Rights Incentive Plan pursuant to which the TURIP will be amended and restated in accordance with its terms to reflect (i) the Arrangement and the implementation of the transactions contemplated by the Plan of Arrangement, including without limitation AcquisitionCo’s (and following the Amalgamation, New Penn West’s) assumption of the obligations of the Trust under the TURIP, (ii) the exchange by certain holders of Unit Rights of each one Unit Right held by them for one Share Right, (iii) the exchange by certain holders of Unit Rights of each one Unit Right held by them for one Restricted Option and one Restricted Right, and (iv) such other amendments thereto as shall be approved by the Board.

“Arrangement” means the proposed arrangement, under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement.

“Arrangement Agreement” means the arrangement agreement dated effective as of November 10, 2010 among the Penn West Parties pursuant to which the Penn West Parties have proposed to implement the Arrangement, a copy of which agreement is attached as Appendix C to this Information Circular, including any amendments thereto.

“Arrangement Resolution” means the special resolution in respect of the Arrangement, in substantially the form attached as Appendix A to this Information Circular, to be voted on at the Meeting by the Unitholders.

“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation required by subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Amalgamation.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

“Board” or “Board of Directors” means, prior to the completion of the Arrangement, the board of directors of Penn West (the administrator of the Trust), and following the completion of the Arrangement, the board of directors of New Penn West.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

“Canadian GAAP” means Canadian generally accepted accounting principles.

“Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

“Convertible Debentures” means the 6.5% Debentures and the 7.2% Debentures.

“Convertible Debenture Indentures” means the 6.5% Debenture Indenture and the 7.2% Debenture Indenture.

“Court” means the Court of Queen’s Bench of Alberta.

“CRP” means Canetic Resource Partnership, a general partnership established under the laws of the Province of Alberta.

“Depositary” means CIBC Mellon Trust Company, or such other Person as may be designated by Penn West.

“Dissent Right” means the right of a registered Unitholder to dissent to the Arrangement Resolution and to be paid the fair value of the Units in respect of which the holder dissents, all in accordance with Section 191 of the ABCA, as modified by the Interim Order.

“Dissenting Unitholders” means registered Unitholders who validly exercise Dissent Rights with respect to the Arrangement provided to them under the Interim Order.

“DRIP Plan” means the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Trust, as amended and restated as of July 30, 2007.

“DSU Plan” means the Directors’ Deferred Share Unit Plan of New Penn West to be effective as of January 1, 2011. See “Compensation of Executive Officers and Directors – Compensation Plans – DSU Plan” in “Appendix D – Information Concerning New Penn West and AcquisitionCo”.

“Effective Date” means the date the Arrangement is effective under the ABCA.

“Effective Time” means 12:01 a.m. on the Effective Date.

“ERSP” means the Employee Retirement / Savings Plan – Equity Component of the Trust, as amended and restated as of June 9, 2009.

“Facilities Lease” means the facilities lease between PWP (as lessor) and Penn West (as lessee) as amended and restated on January 1, 2007, and as subsequently amended thereafter from time to time.

“Final Order” means the final order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Final Trust Distribution” means the cash distribution of $0.09 per Unit to be declared under the Plan of Arrangement and to be payable on January 14, 2011 to Unitholders of record on December 31, 2010.

“GAAP” means generally accepted accounting principles as in effect from time to time.

“GLJ” means GLJ Petroleum Consultants Ltd., independent petroleum consultants of Calgary, Alberta.

“Holder” means a registered holder of Units immediately prior to the Effective Time or any person who surrenders to the Depositary certificates representing Units duly endorsed for transfer to such person.

“Information Circular” means this information circular and proxy statement of the Trust dated November 10, 2010, together with all appendices hereto and all documents incorporated by reference herein, distributed to Unitholders in connection with the Meeting.

“Initial AcquisitionCo Shares” means the 100 AcquisitionCo Shares issued to the Trust in connection with the incorporation of AcquisitionCo.

“Interim Order” means the interim order of the Court dated November 10, 2010 issued under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the application of the Penn West Parties therefor, a copy of which order is attached as Appendix B to this Information Circular, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Letter of Transmittal” means the letter of transmittal enclosed with this Information Circular pursuant to which Holders of Units are required to deliver to the Depositary certificates representing such Units in order to receive certificates representing the New Penn West Shares issuable to them pursuant to the Arrangement.

“LTRIP” means the Long Term Retention and Incentive Plan of the Trust dated as of September 24, 2009 and effective as of January 4, 2010.

“Meeting” means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“MST” means Mountain Standard Time.

“New Penn West” means the new publicly traded exploration and development corporation to be named “Penn West Petroleum Ltd.” resulting from the reorganization of the Trust and formed upon the amalgamation of AcquisitionCo, Penn West and 960347 in accordance with the Plan of Arrangement.

“New Penn West Asset Contribution” means the transaction whereby New Penn West will contribute the New Penn West Contributed Assets to PWP in accordance with the Plan of Arrangement.

“New Penn West Asset Contribution Agreement” means the contribution agreement to be entered into between New Penn West and PWP effecting the New Penn West Asset Contribution.

“New Penn West Contributed Assets” means the assets to be contributed by New Penn West to PWP pursuant to the New Penn West Asset Contribution Agreement, such assets to consist of such petroleum and natural gas assets and other assets of New Penn West as New Penn West and PWP shall agree to in the New Penn West Asset Contribution Agreement.

“New Penn West-PWP Notes” means the unsecured subordinated promissory notes issued by New Penn West to PWP that are outstanding on the date and at the time specified by the Plan of Arrangement.

“New Penn West Shares” means the common shares in the capital of New Penn West.

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

“Notice of Meeting” means the Notice of Special Meeting of Unitholders which accompanies this Information Circular.

“Notice of Application” means the Notice of Application on behalf of the Penn West Parties to the Court for the Final Order which accompanies this Information Circular.

“NYSE” means the New York Stock Exchange.

“Option” means an option to purchase a New Penn West Share granted pursuant to the Option Plan.

“Option Plan” means the Stock Option Plan of New Penn West to be considered for approval at the Meeting, substantially in the form attached as Appendix E to this Information Circular.

“PC NPI Agreement” means the amended and restated NPI agreement dated November 8, 2005 (and effective October 1, 2005) between Penn West (as the successor grantor to Petrofund Corp.) and the Trust (as the successor grantee to Petrofund Trust), as amended.

“Penn West” means Penn West Petroleum Ltd., a corporation subsisting under the ABCA.

“Penn West Parties” means 960347, ABC Trust, Acclaim Trust, CRP, AcquisitionCo, Petrofund Trust, PROP Holdco, PROP LP, PWP, Penn West, Sask Trust, Starpoint Trust, Trocana, the Trust, Vault Trust and Ventures Trust.

“Penn West Trust Indenture” means the trust indenture between the Trustee and Penn West, as amended and restated as of June 30, 2006, as subsequently amended on November 29, 2007, and as further amended or amended and restated from time to time.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, governmental entity, syndicate or other entity, whether or not having legal status.

“Petrofund Trust” means Petrofund Energy Trust, a trust established under the laws of the Province of Alberta governed by the Petrofund Trust Indenture.

“Petrofund Trust Indenture” means the amended and restated trust indenture dated November 16, 2004 between Penn West (as the successor trustee to Computershare Trust Company of Canada) and the Trust (as the successor unitholder to Petrofund Corp.), as amended.

“Plan” or “Plan of Arrangement” means the plan of arrangement attached as Exhibit A to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof.

“PROP Holdco” means Penn West PROP Holdco Ltd., a corporation subsisting under the ABCA.

“PROP Holdco Shares” means the common shares in the capital of PROP Holdco.

“PROP LP” means Penn West PROP Limited Partnership, a limited partnership established under the laws of the Province of Alberta.

“PROP LP Agreement” means the limited partnership agreement dated August 29, 2006, as amended, governing PROP LP.

“PROP LP Units” means limited partnership units in the capital of PROP LP.

“PWP” means Penn West Petroleum, a general partnership established under the laws of the Province of Alberta.

“PWP Partnership Agreement” means the amended and restated partnership agreement dated May 31, 2005, as amended, governing PWP.

“PWP Units” means units in the capital of PWP.

“PWPL Common Shares” means the common shares in the capital of Penn West.

“PWPL NPI” means the NPI (as defined in the PWPL NPI Agreement) granted by Penn West to the Trust pursuant to the PWPL NPI Agreement.

“PWPL NPI Agreements” means, collectively, the AET NPI Agreement, the ACT NPI Agreement, the SCT NPI Agreement, the PC NPI Agreement, the URP NPI Agreement and the PWPL Original NPI Agreement.

“PWPL NPIs” means the net profit interests granted by Penn West to the Trust pursuant to the PWPL NPI Agreements.

“PWPL Original NPI Agreement” means the NPI agreement dated May 31, 2005 between Penn West (as grantor) and the Trust (as the successor grantee to Penn West AcquisitionCo Inc.), as amended.

“PWPL Promissory Notes” means the unsecured subordinated promissory notes issued by Penn West to the Trust from time to time.

“PWPL Series B Preferred Shares” means the first preferred shares, series B in the capital of PWPL to be created prior to the Effective Time.

“PWPL Series C Preferred Shares” means the first preferred shares, series C in the capital of PWPL to be created prior to the Effective Time.

“Record Date” means the close of business on November 4, 2010.

“Registrar” means the Registrar of Corporations appointed under Section 263 of the ABCA.

“Regulation S” means Regulation S under the 1933 Act.

“Restricted Option” has the meaning ascribed thereto under “The Arrangement – Effect on the TURIP and Unit Rights – Effect of the Arrangement – Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options”.

“Restricted Right” has the meaning ascribed thereto under “The Arrangement – Effect on the TURIP and Unit Rights – Effect of the Arrangement – Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options”.

“Sask Trust” means Canetic Saskatchewan Trust, a trust established under the laws of the Province of Alberta governed by the Sask Trust Indenture.

“Sask Trust Indenture” means the trust indenture dated May 30, 2002 between Penn West (as the successor trustee to the initial trustee) and the Trust (as the successor unitholder to APF Energy Management Inc.), as amended.

“Sask Trust Unit Transfer” means the transaction whereby Sask Trust will sell, assign and transfer all of the PWP Units held by it to Penn West in accordance with the Plan of Arrangement.

“Sask Trust Unit Transfer Agreement” means the unit transfer agreement to be entered into between Sask Trust and Penn West effecting the Sask Trust Unit Transfer.

“SCT NPI Agreement” means the net profits interest agreement dated January 5, 2006 between Penn West (as the successor grantor to 1199523 Alberta Ltd.) and the Trust (as the successor grantee to Starpoint Trust), as amended.

“SEC” means the United States Securities and Exchange Commission.

“SIFT Rules” has the meaning ascribed thereto in the section entitled “Background to and Reasons for the Arrangement”.

“Share Award” means an incentive award issued pursuant to the Amended LTRIP.

“Share Right” means a right to acquire a New Penn West Share issued pursuant to the Amended TURIP.

“Sproule” means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta.

“Starpoint Trust” means Starpoint Commercial Trust, a trust established under the laws of the Province of Alberta governed by the Starpoint Trust Indenture.

“Starpoint Trust Indenture” means the amended and restated trust indenture dated December 21, 2005 between Penn West (as the successor trustee to 1149708 Alberta Ltd.) and the Trust (as the successor unitholder to Starpoint Energy Ltd.), as amended.

“Subsidiary Trust Indentures” means, collectively, the ABC Trust Indenture, the Acclaim Trust Indenture, the Petrofund Trust Indenture, the Sask Trust Indenture, the Starpoint Trust Indenture, the Vault Trust Indenture and the Ventures Trust Indenture.

“Supplemental Debenture Indentures” means, collectively, the 6.5% Supplemental Debenture Indenture and the 7.2% Supplemental Debenture Indenture.

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder.

“Taxable Income” means the amount, if any, by which the income of the Trust for its taxation year ending December 31, 2010 computed in accordance with the provisions of the Tax Act (other than paragraph 82(1)(b) and subsection 104(6) thereof) exceeds the amount that became payable or was deemed to become payable to Unitholders in the Trust’s taxation year ending December 31, 2010 (other than amounts that became payable to Unitholders on a redemption of Units or amounts that constituted returns of capital).

“Trocana” means Trocana Resources Inc., a corporation subsisting under the ABCA.

“Trocana Shares” means the common shares in the capital of Trocana.

“Trust” means Penn West Energy Trust, a trust established under the laws of the Province of Alberta and governed by the Penn West Trust Indenture.

“Trust 2009 Annual Financial Statements” has the meaning ascribed thereto under “Information Concerning the Penn West Parties – Documents Incorporated by Reference”.

“Trust 2009 Annual Financial Statement Reconciliation” has the meaning ascribed thereto under “Information Concerning the Penn West Parties – Documents Incorporated by Reference”.

“Trust 2009 MD&A” has the meaning ascribed thereto under “Information Concerning the Penn West Parties – Documents Incorporated by Reference”.

“Trust 2010 Q3 Financial Statements” has the meaning ascribed thereto under “Information Concerning the Penn West Parties – Documents Incorporated by Reference”.

“Trust 2010 Q3 MD&A” has the meaning ascribed thereto under “Information Concerning the Penn West Parties – Documents Incorporated by Reference”.

“Trust AGM Circular” has the meaning ascribed thereto under “Information Concerning the Penn West Parties – Documents Incorporated by Reference”.

“Trust AIF” has the meaning ascribed thereto under “Information Concerning the Penn West Parties – Documents Incorporated by Reference”.

“Trustee” means CIBC Mellon Trust Company, or its successors, in its capacity as the trustee of the Trust.

“TSX” means the Toronto Stock Exchange.

“TURIP” means the Trust Unit Rights Incentive Plan of the Trust, as amended and restated as of June 9, 2009.

“Unit Fair Market Value” means the weighted average trading price of a Unit on the TSX for the 10 trading days preceding December 31, 2010, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board for such purpose; provided, however, that if in the opinion of the Board the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Unit Fair Market Value of a Unit shall be determined by the Board, acting in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board shall be conclusive and binding.

“Unit Award” means an incentive award issued pursuant to the LTRIP.

“Unit Right” means a right to acquire a Unit issued pursuant to the TURIP.

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S.

“Unitholders” means the holders from time to time of the Units.

“Units” means the trust units of the Trust.

“URP NPI Agreement” means the NPI agreement dated January 7, 2005 between Penn West (as the successor grantor to Upton Resources Partnership) and the Trust (as the successor grantee to Starpoint Energy Trust), as amended.

“Vault Trust” means Vault Energy Trust, a trust established under the laws of the Province of Alberta governed by the Vault Trust Indenture.

“Vault Trust Indenture” means the amended and restated trust indenture dated April 17, 2006 between Penn West (as the successor trustee to Valiant Trust Company) and the Trust (as the successor unitholder to the initial unitholder), as amended.

“Ventures Trust” means Petrofund Ventures Trust, a trust established under the laws of the Province of Alberta governed by the Ventures Trust Indenture.

“Ventures Trust Asset Contribution” means the transaction whereby Ventures Trust will contribute the Ventures Trust Contributed Assets to PWP in accordance with the Plan of Arrangement.

“Ventures Trust Asset Contribution Agreement” means the contribution agreement to be entered into between Ventures Trust and PWP effecting the Ventures Trust Asset Contribution.

“Ventures Trust Contributed Assets” means the assets to be contributed by Ventures Trust to PWP pursuant to the Ventures Trust Asset Contribution Agreement, such assets to consist of such petroleum and natural gas assets and other assets of Ventures Trust as Ventures Trust and PWP shall agree to in the Ventures Trust Asset Contribution Agreement.

“Ventures Trust Indenture” means the trust indenture dated August 31, 1997 between Penn West (as the successor trustee to Maximum Holdings Corp.) and the Trust (as the successor unitholder to Maximum Energy Trust), as amended.

“Ventures Trust NPI” means the net profits interest granted by Ventures Trust to the Trust pursuant to the Ventures Trust NPI Agreement.

“Ventures Trust NPI Agreement” means the amended and restated NPI agreement dated November 8, 2005 (and effective October 1, 2005) between Ventures Trust (as grantor) and the Trust (as the successor grantee to Petrofund Energy Trust), as amended.

“Ventures Trust Unit Transfer” means the transaction whereby Ventures Trust will sell, assign and transfer all of the PWP Units held by it to Penn West in accordance with the Plan of Arrangement.

“Ventures Trust Unit Transfer Agreement” means the unit transfer agreement to be entered into between Ventures Trust and Penn West effecting the Ventures Trust Unit Transfer.

“Ventures Trust Units” means the trust units of Ventures Trust.

CONVENTIONS

Certain terms used herein are defined in the “Glossary of Terms”. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. All dollar amounts in this document are expressed in Canadian dollars, except where otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars, references to “US$” are to United States dollars, references to “£” are to pounds sterling, and references to “€” are to Euros. Unless otherwise indicated, all financial information contained herein has been presented in Canadian dollars in accordance with Canadian GAAP.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	barrel	Mcf	thousand cubic feet
Bbls	barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Bbls/d	barrels per day	Bcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	GJ/d	gigajoules per day

Other

AECO	the natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute.
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 Mcf of natural gas.
Boe/d	barrel of oil equivalent per day.
m3	cubic metres.
MBoe	thousand barrels of oil equivalent.
MMboe	million barrels of oil equivalent.
MM	million.
WTI	West Texas Intermediate, the reference price paid in United States dollars at Cushing, Oklahoma for crude oil of standard grade.
000s	means thousands.
$000s	thousands of dollars.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.293
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.500

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Capitalized terms not otherwise defined herein are defined in the “Glossary of Terms”.

The Meeting

The Meeting will be held in the Ballroom at the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary Alberta, at 2:00 p.m. (Calgary time) on December 14, 2010 for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) to consider and vote upon the approval of the Arrangement Resolution; (ii) to consider and vote upon the approval of the Option Plan; and (iii) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof. See “The Arrangement” and “Other Matters to be Considered at the Meeting”.

The Arrangement

General

The Arrangement will result in the reorganization of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company (referred to in this Information Circular as “New Penn West”) that will be named “Penn West Petroleum Ltd.” and that, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.

The reorganization of the Trust into a corporate structure will allow New Penn West to pursue its strategic plan and strategy of efficient capital management for the benefit of Unitholders. See “Appendix D – Information Concerning New Penn West and AcquisitionCo – Description of the Business”.

New Penn West will retain the current management team and personnel from Penn West and will continue to be led by William E. Andrew as Chief Executive Officer and Murray R. Nunns as President and Chief Operating Officer. The current members of the Board will form the board of directors of New Penn West. The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements for the benefit of directors, officers or employees of the Trust or Penn West. See “Appendix D – Information Concerning New Penn West and AcquisitionCo – Directors and Executive Officers”.

Effect on Unitholders and Distributions

Under the Arrangement, Unitholders will receive, through a series of steps, one New Penn West Share for each one Unit held.

Unitholders of record on November 30, 2010 will receive their regular monthly cash distribution of $0.09 per Unit on December 15, 2010; however, if the Arrangement is completed as currently contemplated, Unitholders will not receive any further monthly cash distributions from the Trust other than the Final Trust Distribution of $0.09 per Unit to be declared under the Plan of Arrangement and to be payable on January 14, 2011 to Unitholders of record on December 31, 2010. If the Arrangement is not approved at the Meeting, the Final Trust Distribution will be paid by the Trust in the ordinary course.

See “The Arrangement – Effect on Unitholders and Distributions” and “The Arrangement – Procedure for Exchange of Trust Units”.

Dividend Policy of New Penn West

Upon completion of the Arrangement, it is expected that New Penn West will adopt a quarterly dividend policy with an initial dividend rate of $0.27 per New Penn West Share, which will be paid on or about the 15th day of the month that follows the end of each quarter to shareholders of record at the end of such quarter. The first quarterly dividend of New Penn West is anticipated to be declared payable on April 15, 2011 to shareholders of record on March 31, 2011. See “The Arrangement – Dividend Policy of New Penn West”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of New Penn West and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. Depending on these and various other factors, many of which will be beyond the control of New Penn West’s Board and management team, New Penn West will change its dividend policy from time to time, and as a result, future cash dividends of New Penn West could be reduced or suspended entirely. The market value of the New Penn West Shares may deteriorate if New Penn West reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material. See “Risk Factors”.

Effect on Holders of Convertible Debentures

As at November 9, 2010, there were Cdn$26 million principal amount of 7.2% Debentures outstanding and Cdn$229 million principal amount of 6.5% Debentures outstanding. The 7.2% Debentures mature on May 31, 2011 and the 6.5% Debentures mature on December 31, 2011.

Holders of Convertible Debentures who convert their Convertible Debentures prior to the Effective Time will receive, in exchange for the Units issued on conversion, the same consideration under the Arrangement as Unitholders based upon the number of Units so issued. From and after the Effective Time, New Penn West will, in accordance with the provisions of the Convertible Debenture Indentures, expressly assume, pursuant to the Supplemental Debenture Indentures, all of the covenants and obligations of the Trust under the Convertible Debenture Indentures and the outstanding Convertible Debentures, whereupon New Penn West will succeed to and be substituted for the Trust under the Convertible Debenture Indentures.

Following the completion of the Arrangement (and the assumption by New Penn West of the Convertible Debentures in accordance with the Convertible Debenture Indentures), the conversion terms of the Convertible Debentures will be adjusted in accordance with the Convertible Debenture Indentures to reflect the exchange of Units for New Penn West Shares under the Arrangement. Holders of Convertible Debentures who do not convert their Convertible Debentures prior to the Effective Time will thereafter be entitled to receive, upon conversion of such Convertible Debentures (as assumed by New Penn West in accordance with the Convertible Debenture Indentures), in lieu of each Unit that would have been issuable on conversion prior to the Effective Time, one (1) New Penn West Share. The adjusted conversion terms will be confirmed in the Supplemental Debenture Indentures to be entered into between New Penn West and the trustees under the Convertible Debenture Indentures.

The Arrangement will result in a technical “change of control” occurring under the Convertible Debenture Indentures. As a result, New Penn West will be required, within 30 days following the completion of the Arrangement, to make a cash offer to purchase all outstanding Convertible Debentures at a price of 101% of the principal amount thereof plus accrued and unpaid interest. See “The Arrangement – Effect on Holders of Convertible Debentures”.

Effect on the TURIP and Unit Rights

The TURIP is an equity-based compensation plan. Each Unit Right entitles the holder to purchase one Unit from treasury at either the original grant price (“Grant Price”) of the Unit Right (which is always based on the current market trading price of the Units), or at a reduced exercise price (the “Adjusted Exercise Price”) that is calculated by deducting from the Grant Price all cash distributions paid by the Trust after the date of grant of the Unit Right. The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Rights outstanding, under the TURIP.

“Roll-Over” of Unit Rights Under the Amended TURIP

Pursuant to the Arrangement, the Amended TURIP shall become effective and, except as described below under “Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options”, in accordance with the terms of the TURIP all Unit Rights outstanding under the TURIP will be exchanged for Share Rights under the Amended TURIP. Holders of Share Rights will thereafter be entitled to receive a New Penn West Share on exercise of their Share Right on substantially the same terms and conditions that existed prior to the Arrangement, except that the Adjusted Exercise Price of Share Rights will be adjusted for dividends, rather than adjusted for distributions.

Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options

In order to provide for the most tax efficient transition of the TURIP for New Penn West and holders of Unit Rights, the Trust has determined to allow holders (“Electing Holders”) of Unit Rights (other than non-management directors of Penn West) that are “in-the-money” immediately prior to the Effective Time (i.e. the Adjusted Exercise Price of the Unit Right is less than the closing price of the Units on the TSX on December 31, 2010 (the “Closing Conversion Price”)) to elect (the “Conversion Election”) to receive in exchange for each Unit Right:

(a)	an Option (a “Restricted Option”) to purchase a New Penn West Share issued under the Option Plan, which Restricted Option would bear the same term and vesting provisions as the Unit Right that it is exchanged for (the “Elected Unit Right”), except that the Restricted Option would entitle the Electing Holder to acquire a New Penn West Share at the Closing Conversion Price rather than at the Adjusted Exercise Price; and

(b)	a right (a “Restricted Right”) bearing the same term and vesting provisions as the Elected Unit Right, which right would have a notional value (the “At Risk In-the-Money Amount”) at any given time equal to (i) the lesser of the Closing Conversion Price and the last closing price of the New Penn West Shares on the TSX prior to the time of exercise of the Restricted Right (the “Market Price”), minus (ii) the Adjusted Exercise Price of the Restricted Right at the time of exercise.

The Restricted Right is intended to represent the “in-the-money” component of the Elected Unit Right measured from the Effective Time, the value of which continues to fluctuate to the extent that the Market Price of the New Penn West Shares declines below the Closing Conversion Price and to the extent that dividends are paid by New Penn West on the New Penn West Shares, and as such the value of a Restricted Right remains “at risk” in the same manner that the value of a Unit Right is currently “at risk”. The Restricted Option is intended to represent the potential future capital appreciation component of the Elected Unit Right measured from the Effective Time, and will only have value to the extent that the Market Price of the New Penn West Shares exceeds the Closing Conversion Price of the Units. As a result, each Restricted Right and related Restricted Option collectively represent the economic equivalent of an Elected Unit Right. In order to preserve such economic equivalence, each Restricted Right and related Restricted Option must be exercised (or surrendered) concurrently by the Electing Holder.

On exercise of a Restricted Right, New Penn West will issue to the Electing Holder that number of New Penn West Shares as is equal to the number obtained by dividing the At Risk In-the-Money Amount by the Market Price of the New Penn West Shares; provided that notwithstanding the foregoing, the Electing Holder may elect, in the holder’s sole discretion, to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving New Penn West Shares.

If at the Meeting the Option Plan is approved by Unitholders, effective as of January 1, 2011 immediately following the completion of the Arrangement, New Penn West will not issue any further Share Rights pursuant to the Amended TURIP and the Amended TURIP will then terminate on the date that there ceases to be any Share Rights and Restricted Rights outstanding thereunder. On the other hand, if the Option Plan is not approved by Unitholders, the Amended TURIP will continue to be in effect, New Penn West may issue additional Share Rights pursuant to the Amended TURIP in accordance with its terms and the rules of the TSX, and the Conversion Election will not be available to holders of “in-the-money” Unit Rights, but rather all Unit Rights will be exchanged for Share Rights in the manner described above under ““Roll-Over” of Unit Rights Under the Amended TURIP”.

See “The Arrangement – Effect on the TURIP and Unit Rights”.

Effect on the LTRIP and Unit Awards

The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Awards outstanding, under the LTRIP. Pursuant to the Arrangement, the Amended LTRIP shall become effective, and in accordance with the terms of the LTRIP, all Unit Awards outstanding under the LTRIP will be exchanged for Share Awards under the Amended LTRIP. Holders of Share Awards will thereafter be entitled to receive a cash payment on substantially the same terms and conditions that existed prior to the Arrangement, except that Share Award payments will be based upon the market value of the New Penn West Shares, as adjusted for dividends, rather than upon the market value of the Units, as adjusted for distributions. See “The Arrangement – Effect on the LTRIP and Unit Awards”.

Effect on the ERSP

Pursuant to the Arrangement, the Amended ERSP shall become effective, all existing participants in the ERSP will be deemed to be participants in the Amended ERSP without any further action on their part, and contributions made to the ERSP by participants in the ERSP and by Penn West prior to the Effective Time and in respect of which Units have not been purchased will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended ERSP. At the Effective Time, the ERSP will be amended and restated to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of the Trust under the ERSP. The ERSP will also be amended to provide that under the Amended ERSP, New Penn West Shares may no longer be issued from treasury. Instead, an independent trustee will acquire New Penn West Shares through purchases on the TSX to satisfy New Penn West’s obligations under the Amended ERSP. See “The Arrangement – Effect on the ERSP”.

Effect on the DRIP Plan

Pursuant to the Arrangement, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part, and the Final Trust Distribution of $0.09 per Unit payable on January 14, 2011 to Unitholders of record on December 31, 2010 will be automatically applied, on behalf of such deemed participants, to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended DRIP Plan.

The Amended DRIP Plan will only be available to residents of the United States upon New Penn West filing a registration statement under the 1933 Act to register the New Penn West Shares issuable thereunder. The Trust expects that New Penn West will file such a registration statement in early January following the completion of the Arrangement. See “The Arrangement – Effect on the DRIP Plan”.

Effect on Credit Facilities and Senior Unsecured Notes

It is anticipated that the agreements governing Penn West’s credit facilities and senior unsecured notes will be amended effective as of the Effective Date to give effect to the Arrangement (including, without limitation, the dissolution of the Trust) and to reflect New Penn West’s continuance as the borrower under such credit facilities and the issuer of such senior unsecured notes. See “The Arrangement – Effect on Credit Facilities and Senior Unsecured Notes”.

See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Arrangement Agreement”, “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”, “Certain Canadian Federal Income Tax Considerations”, “Certain United States Federal Income Tax Considerations” and “Appendix D – Information Concerning New Penn West and AcquisitionCo”.

Post-Arrangement Structure

The following diagram illustrates the simplified organizational structure of New Penn West and its material subsidiaries immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement: (i) approximately 456,334,668 New Penn West Shares will be issued and outstanding (assuming no Dissent Rights are exercised and assuming that no Units are issued subsequent to November 9, 2010); and (ii) an aggregate of approximately Cdn$255 million principal amount of Convertible Debentures will be issued and outstanding (assuming that no Convertible Debentures are converted subsequent to the date of this Information Circular).

Background to and Reasons for the Arrangement

On October 31, 2006, the Federal Finance Minister (the “Minister”) announced the Federal Government’s plan to change the tax treatment of income trusts, including oil and gas royalty trusts (the “SIFT Rules”). The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders. The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including the Trust, royalty trusts and numerous other Canadian securities. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules. On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences. These proposals were proclaimed in force on March 12, 2009.

Penn West’s management and the Board continuously review the Trust’s strategic objectives and options available to it in respect thereof to ensure that the Trust’s capital structure is efficient and that Unitholder value is being maximized. Since the SIFT Rules were originally announced, management and the Board have conducted a thorough analysis of the material information and relevant considerations in respect of the potential impact of the SIFT Rules on the Trust and its Unitholders. Among other things, management and the Board considered the various structural alternatives available to the Trust. Ultimately, management and the Board concluded that the best alternative available to the Trust was to convert to a conventional corporate structure. The Trust issued a press release on September 8, 2010 confirming its intention to convert to a corporation on or about January 1, 2011.

At meetings held on November 4 and November 5, 2010, management and the Board reviewed and discussed the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure. After duly considering the financial and legal aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement and the Board’s duties and responsibilities to Unitholders and other stakeholders, the Board unanimously approved proceeding with the proposed conversion of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company.

The Arrangement Agreement was entered into on November 10, 2010 and the Interim Order was subsequently obtained on the same day. See “Background to and Reasons for the Arrangement – Background to and Reasons for the Arrangement”.

Benefits of the Arrangement

The Board of Directors and management of Penn West believe that the proposed corporate structure enables the Trust to pursue its strategic plan and strategy of efficient capital management for the benefit of Unitholders. Given the implementation of the SIFT Rules effective January 1, 2011, which result in the elimination of the value of the income fund structure at that time, the Board of Directors and management of Penn West believe that the best opportunity for creating value is to move to a corporate structure effective on or about January 1, 2011, allowing the Trust to continue to benefit from the income trust structure until the implementation of the SIFT Rules, but thereafter continuing forward as a public corporation. The Board of Directors and management of Penn West believe that the Arrangement provides a number of compelling and strategic benefits. See “Background to and Reasons for the Arrangement – Benefits of the Arrangement”.

Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement is fair to Unitholders and is in the best interest of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the Arrangement Resolution.

See “Background to and Reasons for the Arrangement – Recommendation of the Board of Directors”.

Procedure for Exchange of Trust Units

In order to receive their New Penn West Shares following the completion of the Arrangement, Holders of Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) together with the certificates representing the Holder’s Units. The use of the mail to transmit certificates representing Units and the Letter of Transmittal and other relevant documents is at each Holder’s risk. The Trust recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used. Holders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Units.

Provided that the Arrangement becomes effective, from and after 12:01 a.m. MST on January 1, 2011, certificates formerly representing Units that were exchanged under the Plan of Arrangement shall represent only the right to receive upon surrender: (i) certificates representing the New Penn West Shares to which the Holders are entitled to receive under the Plan of Arrangement, or as to those Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement, to receive the fair value of the Units represented by such certificates; and (ii) any dividends or distributions with respect to such New Penn West Shares; in each case subject to compliance with the requirements described herein and in the Letter of Transmittal.

Any certificate formerly representing Units that is not deposited with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the Holder of such Units to receive New Penn West Shares (and any dividends and distributions thereon). In such case, such New Penn West Shares (together with all dividends and distributions thereon) shall be returned to New Penn West and such New Penn West Shares shall be cancelled.

See “The Arrangement – Procedure for Exchange of Trust Units”.

Approvals

Unitholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting. See “The Arrangement – Approvals – Unitholder Approval” and “General Proxy Matters – Procedure and Votes Required”.

Court Approval

Implementation of the Arrangement requires the approval of the Court. The application for the Final Order approving the Arrangement is scheduled for December 15, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement. See “The Arrangement – Approvals – Court Approvals”.

Stock Exchange Listing Approvals

The TSX has conditionally approved: (i) the listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement; and (ii) the listing of the Convertible Debentures to be assumed by New Penn West pursuant to the Arrangement; subject to New Penn West fulfilling the requirements of the TSX.

The Trust has applied to list the Common Shares to be issued and made issuable pursuant to the Arrangement on the NYSE. The NYSE listing requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement – Approvals – Stock Exchange Listing Approvals”.

See “The Arrangement – Approvals – Stock Exchange Listing Approvals”.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder’s Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F. A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted.

Only registered Unitholders may dissent. Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Units. Accordingly, a beneficial owner of Units desiring to exercise Dissent Rights must make arrangements for the Units beneficially owned by that holder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the beneficial Unitholder. In such case, the written objection should set forth the number of Units covered by such written objection.

A Dissenting Unitholder must send to the Trust a written objection to the Arrangement Resolution, which written objection must be received by the Trust, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the second last Business Day immediately preceding the date of the Meeting or any adjournment thereof.

No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A Dissenting Unitholder may only dissent with respect to all of the Units held by the Dissenting Unitholder, or alternatively may only dissent with respect to all of the Units held by the registered Dissenting Unitholder on behalf of any one beneficial Unitholder that are registered in the name of the registered Dissenting Unitholder.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than three percent (3%) of the outstanding Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

See “The Arrangement – Right to Dissent”.

Information Concerning the Penn West Parties

The Trust is an open-end investment trust created on April 22, 2005 under the laws of the Province of Alberta pursuant to the Penn West Trust Indenture. The Trustee has been appointed as trustee under the Penn West Trust Indenture. The Unitholders are the beneficiaries of the Trust. The Unitholders receive a monthly cash distribution that is derived from the producing oil and gas assets owned by the Trust’s subsidiaries.

Penn West is a corporation amalgamated under the laws of the province of Alberta that. Penn West is the administrator of the Trust and is a direct wholly-owned subsidiary of the Trust.

Each of the Penn West Parties other than the Trust and Penn West is a corporation, trust or partnership formed and governed by the laws of the Province of Alberta, each of which is a direct or indirect wholly-owned subsidiary of the Trust. Each of 960347, ABC Trust, CRP, PROP Holdco, PROP LP, PWP, Sask Trust, Trocana and Ventures Trust either carries on the business of oil and natural gas exploration, development, acquisition and production in western Canada or holds securities in another Penn West Party that does. Acclaim Trust, Petrofund Trust, Starpoint Trust and Vault Trust are not actively carrying on business. AcquisitionCo has not carried on any business or conducted any operations other than entering into the Arrangement Agreement.

The registered and/or head office of each of the Penn West Parties is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

See “Information Concerning the Penn West Parties”.

Information Concerning New Penn West and AcquisitionCo

New Penn West will be formed under the ABCA pursuant to the Amalgamation of AcquisitionCo, Penn West and 960347.

AcquisitionCo was incorporated on October 25, 2010 pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.

See “Information Concerning New Penn West and AcquisitionCo” and “Appendix D – Information Concerning New Penn West and AcquisitionCo “ for a more detailed description of New Penn West and AcquisitionCo.

Certain Canadian Federal Income Tax Considerations

This Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to certain Unitholders who transfer their Units to New Penn West and receive New Penn West Shares under the Arrangement. See “Certain Canadian Federal Income Tax Considerations”. The comments below are qualified in their entirety by reference to such summary.

A Unitholder who transfers a Unit to New Penn West and receives a New Penn West Share under the Arrangement will generally be deemed to have: (i) disposed of the Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Unit to the Unitholder immediately before the disposition; and (ii) acquired the New Penn West Share received on the exchange at a cost equal to the cost amount to the Unitholder of the particular Unit so exchanged. As a result, Unitholders will generally not realize a capital gain or a capital loss on the transfer of their Units and receipt of New Penn West Shares.

Certain United States Federal Income Tax Considerations

Although there is no authority directly addressing the U.S. federal income tax treatment of a transaction like the Arrangement and, therefore, the U.S. federal income tax consequences of the Arrangement to U.S. holders of Units are not free from doubt, the Arrangement should qualify as a tax deferred reorganization under Section 368(a) of the Internal Revenue Code (a “Reorganization”). In accordance with this treatment, each U.S. holder generally will not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of his or her Units for New Penn West Shares.

However, neither the Trust nor New Penn West has sought or obtained either a ruling from the Internal Revenue Service (the “IRS”) or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization, or that the U.S. courts will uphold the status of the Arrangement as a Reorganization, in the event of an IRS challenge. If, contrary to the foregoing, the Arrangement is not treated as a Reorganization, a U.S. holder would recognize gain or loss to the extent that the fair market value of the New Penn West Shares received differs from his or her adjusted tax basis in the Units exchanged.

The foregoing summary is qualified in its entirety by the more detailed discussion of U.S. federal income tax consequences of the Arrangement set forth under the heading “Certain United States Federal Income Tax Considerations”.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Unitholders who are resident in jurisdictions other than Canada or the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New Penn West Shares after the Arrangement.

Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding New Penn West Shares.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is approved by the requisite majority of Unitholders, and the other necessary conditions at that point in time are satisfied or waived, the Penn West Parties will apply for the Final Order approving the Arrangement on December 15, 2010. If the Final Order is obtained on December 15, 2010 in form and substance satisfactory to the Penn West Parties, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects that in accordance with the provisions of the Arrangement, the events set out in the Plan of Arrangement will occur in the order and on the dates and at the times set out therein commencing at 4:59 p.m. MST on December 31, 2010 and ending at 12:01 a.m. MST on January 1, 2011. It is not possible, however, to state with certainty when the completion of the Arrangement will occur. The completion of the Arrangement could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

Risk Factors

Other than risk factors relating to the structure of the Trust, risk factors relating to the Trust and its subsidiaries will generally continue to apply to New Penn West after the Effective Date and will not be affected by the Arrangement. The risks associated with the Trust and its subsidiaries are described in the Trust AIF under the heading “Risk Factors” and in the Trust 2010 Q3 MD&A under the heading “Business Risks”, both of which are incorporated by reference into this Information Circular.

There are a number of additional risk factors relating to the Arrangement, the activities of New Penn West and the ownership of New Penn West Shares following the Effective Date which prospective investors should carefully consider. These risk factors are set forth under “Risk Factors” in this Information Circular and “Risk Factors” in “Appendix D – Information Concerning New Penn West and AcquisitionCo”.

Unitholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust’s public disclosure record, before making an investment decision. Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Units and New Penn West Shares.

Other Matters to be Considered at the Meeting – Approval of Option Plan

At a meeting of the Board held on November 5, 2010, the Board approved the Option Plan for New Penn West in the form attached to this Information Circular as Appendix E. If the Arrangement Resolution is approved by Unitholders at the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the Option Plan.

Equity-based incentive compensation such as the Option Plan (and currently the TURIP) is an integral component of compensation for employees, officers and consultants. The attraction and retention of qualified personnel has been identified as one of the key risks to New Penn West’s long-term strategic growth plan. The Option Plan is intended to maintain New Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of its long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of New Penn West and by strengthening the alignment of the interests of personnel with the interests of the New Penn West shareholders.

If approved, the Option Plan will replace the TURIP following the Effective Date and no further Share Rights will be granted under the Amended TURIP. As a result, the Option Plan will be the only equity-based compensation plan of New Penn West pursuant to which rights will continue to be granted to acquire New Penn West Shares from treasury.

The TSX has accepted notice of filing of the Option Plan, subject to certain conditions being satisfied including, among other things, that the Option Plan be approved by Unitholders.

The Board recommends that Unitholders vote FOR the resolution approving the Option Plan.

The completion of the Arrangement is not conditional upon the passing of the resolution to approve the Option Plan. In the event that the Arrangement is completed and the proposed resolution to approve the Option Plan is not passed at the Meeting, the terms of the Amended TURIP will provide that New Penn West will continue to have the ability to grant Share Rights under the Amended TURIP. Alternatively, New Penn West may consider the provision of comparable compensation to its officers, employees and consultants in the form of other appropriate arrangements in addition to, or in lieu of, continuing to grant Share Rights under the Amended TURIP.

See “Other Matters to be Considered at the Meeting – Approval of Option Plan” and “Appendix E – Option Plan”.

BACKGROUND TO AND REASONS FOR THE ARRANGEMENT

Background to and Reasons for the Arrangement

On October 31, 2006, the Federal Finance Minister (the “Minister”) announced the Federal Government’s plan to change the tax treatment of income trusts, including oil and gas royalty trusts (the “SIFT Rules”). The SIFT Rules will result in a tax being applied at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to unitholders. The Minister announced that existing trusts would have a four year transition period and generally would not be subject to the new rules until 2011, provided such trusts experienced only “normal growth” and no “undue expansion” before then. The SIFT Rules had an immediate impact on the Canadian capital markets and resulted in a significant decline in trading prices for income trusts, including the Trust, royalty trusts and numerous other Canadian securities. Bill C-52, which received Royal Assent on June 22, 2007, contained legislation implementing the SIFT Rules.

On July 14, 2008, the Minister released specific proposals to amend the Tax Act that were intended to facilitate the conversion of mutual fund trusts into corporations without any undue tax consequences. These proposals were proclaimed in force on March 12, 2009.

Penn West’s management and the Board continuously review the Trust’s strategic objectives and options available to it in respect thereof to ensure that the Trust’s capital structure is efficient and that Unitholder value is being maximized. Since the SIFT Rules were originally announced, management and the Board have conducted a thorough analysis of the material information and relevant considerations in respect of the potential impact of the SIFT Rules on the Trust and its Unitholders. Among other things, management and the Board considered the various structural alternatives available to the Trust. Ultimately, management and the Board concluded that the best alternative available to the Trust was to convert to a conventional corporate structure. The Trust issued a press release on September 8, 2010 confirming its intention to convert to a corporation on or about January 1, 2011.

At meetings held on November 4 and November 5, 2010, management and the Board reviewed and discussed the principal terms and conditions of the proposed reorganization of the Trust into a corporate structure. After duly considering the financial and legal aspects and other considerations relating to the proposed reorganization, including the principal terms and conditions of the proposed Arrangement and the Board’s duties and responsibilities to Unitholders and other stakeholders, the Board unanimously approved proceeding with the proposed conversion of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company. At such meetings, the Board also unanimously resolved to approve the contents of this Information Circular and its distribution to Unitholders. In connection with these approvals, the Board concluded that the Arrangement was fair to Unitholders, was in the best interest of the Trust and the Unitholders, and unanimously resolved to recommend that Unitholders vote their Units in favour of the Arrangement. The Board also (i) determined that a “change of control” has not occurred and will not occur under the TURIP, the LTRIP and the executive employment agreements of Penn West’s officers as a result of the Arrangement, and (ii) authorized the implementation by New Penn West of the Option Plan, the DSU Plan, the Amended TURIP, the Amended LTRIP, the Amended ERSP and the Amended DRIP Plan. See “Appendix D – Information Concerning New Penn West and AcquisitionCo”.

The Arrangement Agreement was entered into on November 10, 2010 and the Interim Order was subsequently obtained on the same day.

Benefits of the Arrangement

The Board of Directors and management of Penn West believe that the proposed corporate structure enables the Trust to pursue its strategic plan and strategy of efficient capital management for the benefit of Unitholders. Given the implementation of the SIFT Rules effective January 1, 2011, which result in the elimination of the value of the income fund structure at that time, the Board of Directors and management of Penn West believe that the best opportunity for creating value is to move to a corporate structure effective on or about January 1, 2011, allowing the Trust to continue to benefit from the income trust structure until the implementation of the SIFT Rules, but thereafter continuing forward as a public corporation. The Board of Directors and management of Penn West believe that the Arrangement provides a number of compelling and strategic benefits, including, without limitation, the expectation that a conversion to a public corporation would:

•	permit the Trust’s financial and operational performance to be more easily assessed and valued relative to its corporate peers;

•	attract new investors and provide a more liquid market for the New Penn West Shares;

•	remove the Trust from the uncertainty that exists in the income trust marketplace today as a result of the SIFT Rules;

•

be accomplished on a tax-deferred basis for Canadian federal income tax purposes, whereas post-2013 a tax-deferred transaction will not be available under the current federal legislation (see “Certain Canadian Federal Income Tax Considerations”);

•	be expected to qualify as a tax deferred reorganization under the Internal Revenue Code (see “Certain United States Federal Income Tax Considerations”);

•	better position the Trust to invest in attractive opportunities for growth and expansion; and

•	simplify the Trust’s organizational structure and corporate governance structure.

Recommendation of the Board of Directors

The Board of Directors has unanimously concluded that the Arrangement is fair to Unitholders and is in the best interest of the Trust and the Unitholders, and unanimously recommends that Unitholders vote in favour of the Arrangement Resolution.

In reaching its conclusions and formulating its recommendation, the Board considered a number of factors in addition to those described above under “Background to and Reasons for the Arrangement” and “Benefits of the Arrangement”, including, without limitation, the following:

•

a conversion to a corporate structure is expected to attract a larger and more diverse investor base, as certain investors are restricted from owning equity securities of a trust. This may reduce financing costs and increase equity valuations for New Penn West;

•	a review of the Trust’s strategic objectives and business plan and the optimal structure to maximize Unitholder value;

•

the significant decline in trading prices for securities of income trusts, including the Trust, after the announcement of the SIFT Rules and the erosion of the premium that securities of income trusts were previously trading at, which allowed them to raise capital and make acquisitions on a more accretive basis;

•	the impact of the SIFT Rules, which will remove the benefits of the trust structure for the Trust and Unitholders at the end of 2010;

•	the Trust’s need to access capital through bank borrowings and through debt and equity capital markets in order to finance growth opportunities in the most efficient and cost-effective manner;

•

the fact that the Arrangement and the restructuring contemplated therein will not trigger any change of control or other payments under employment or similar arrangements for the benefit of directors, officers or employees of the Trust or Penn West, and will not result in the acceleration of the vesting of Share Rights, Share Awards or any other incentive securities of the Trust;

•

the fact that as a result of the structure of the Arrangement, holders of Units will maintain the same proportionate interest in New Penn West, the ongoing corporate entity, as they currently hold in the Trust;

•

the fact that holders of New Penn West Shares are expected to receive dividends that will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New Penn West Shares (see “Certain Canadian Federal Income Tax Considerations”);

•

the Arrangement must receive the approval of the Unitholders and the Court, and the Unitholders will be afforded Dissent Rights in a manner consistent with Section 191 of the ABCA, as modified by the Interim Order; and

•	the advice of external legal counsel, including external tax counsel.

The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In reaching the determination to approve and recommend the Arrangement Resolution, the Board did not assign any relative or specific weight to the factors that were considered, and individual directors may have given different weight to each factor. There are risks associated with the Arrangement, including that some of the potential benefits set forth in this Information Circular may not be realized or that there may be significant costs associated with realizing such benefits. See “Risk Factors” in this Information Circular.

All of the directors and officers of Penn West, who directly or indirectly own, or exercise control or direction over, an aggregate of approximately 1.4 million Trust Units, representing approximately 0.3% of the outstanding Units, have indicated that they intend to vote their Units in favour of the Arrangement Resolution.

THE ARRANGEMENT

General

The Arrangement will result in the reorganization of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company that will be named “Penn West Petroleum Ltd.” and that, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.

The reorganization of the Trust into a corporate structure will allow New Penn West to pursue its strategic plan and strategy of efficient capital management for the benefit of Unitholders. See “Appendix D – Information Concerning New Penn West and AcquisitionCo – Description of the Business”.

New Penn West will retain the current management team and personnel from Penn West and will continue to be led by William E. Andrew as Chief Executive Officer and Murray R. Nunns as President and Chief Operating Officer. The current members of the Board will form the board of directors of New Penn West. The Arrangement will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements for the benefit of directors, officers or employees of the Trust or Penn West. See “Appendix D – Information Concerning New Penn West and AcquisitionCo – Directors and Executive Officers”.

Effect on Unitholders and Distributions

Under the Arrangement, Unitholders will receive, through a series of steps, one New Penn West Share for each one Unit held.

Unitholders of record on November 30, 2010 will receive their regular monthly cash distribution of $0.09 per Unit on December 15, 2010; however, if the Arrangement is completed as currently contemplated, Unitholders will not receive any further monthly cash distributions from the Trust other than the Final Trust Distribution of $0.09 per Unit to be declared under the Plan of Arrangement and to be payable on January 14, 2011 to Unitholders of record on December 31, 2010. If the Arrangement is not approved at the Meeting, the Final Trust Distribution will be paid by the Trust in the ordinary course.

Dividend Policy of New Penn West

Upon completion of the Arrangement, it is expected that New Penn West will adopt a quarterly dividend policy with an initial dividend rate of $0.27 per New Penn West Share, which will be paid on or about the 15th day of the month that follows the end of each quarter to shareholders of record at the end of such quarter. The first quarterly dividend of New Penn West is anticipated to be declared payable on April 15, 2011 to shareholders of record on March 31, 2011.

Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the Board of Directors of New Penn West and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. Depending on these and various other factors, many of which will be beyond the control of New Penn West’s Board and management team, New Penn West will change its dividend policy from time to time, and as a result, future cash dividends of New Penn West could be reduced or suspended entirely. The market value of the New Penn West Shares may deteriorate if New Penn West reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material. See “Risk Factors”.

Although it is expected that dividends of New Penn West will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New Penn West Shares, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”.

See “The Arrangement – Details of the Arrangement – Arrangement Steps”, “The Arrangement – Procedure for Exchange of Trust Units”, “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Effect on Holders of Convertible Debentures

As at November 9, 2010, there were Cdn$26 million principal amount of 7.2% Debentures outstanding and Cdn$229 million principal amount of 6.5% Debentures outstanding. The 7.2% Debentures mature on May 31, 2011 and the 6.5% Debentures mature on December 31, 2011.

Holders of Convertible Debentures who convert their Convertible Debentures prior to the Effective Time will receive, in exchange for the Units issued on conversion, the same consideration under the Arrangement as Unitholders based upon the number of Units so issued. From and after the Effective Time, New Penn West will, in accordance with the provisions of the Convertible Debenture Indentures, expressly assume, pursuant to the Supplemental Debenture Indentures, all of the covenants and obligations of the Trust under the Convertible Debenture Indentures and the outstanding Convertible Debentures, whereupon New Penn West will succeed to and be substituted for the Trust under the Convertible Debenture Indentures.

Following the completion of the Arrangement (and the assumption by New Penn West of the Convertible Debentures in accordance with the Convertible Debenture Indentures), the conversion terms of the Convertible Debentures will be adjusted in accordance with the Convertible Debenture Indentures to reflect the exchange of Units for New Penn West Shares under the Arrangement. Holders of Convertible Debentures who do not convert their Convertible Debentures prior to the Effective Time will thereafter be entitled to receive, upon conversion of such Convertible Debentures (as assumed by New Penn West in accordance with the Convertible Debenture Indentures), in lieu of each Unit that would have been issuable on conversion prior to the Effective Time, one (1) New Penn West Share. The adjusted conversion terms will be confirmed in the Supplemental Debenture Indentures to be entered into between New Penn West and the trustees under the Convertible Debenture Indentures.

As the Convertible Debentures trade in the “book entry” system and no individual certificates are issued, no new certificates for Convertible Debentures will be issued following the completion of the Arrangement and beneficial holders of Convertible Debentures do not need to take any action.

The Arrangement will result in a technical “change of control” occurring under the Convertible Debenture Indentures. As a result, New Penn West will be required, within 30 days following the completion of the Arrangement, to make a cash offer to purchase all outstanding Convertible Debentures at a price of 101% of the principal amount thereof plus accrued and unpaid interest.

Effect on the TURIP and Unit Rights

Background Information

The TURIP is an equity-based compensation plan. Each Unit Right entitles the holder to purchase one Unit from treasury at either the original grant price (“Grant Price”) of the Unit Right (which is always based on the current market trading price of the Units), or at a reduced exercise price (the “Adjusted Exercise Price”) that is calculated by deducting from the Grant Price all cash distributions paid by the Trust after the date of grant of the Unit Right. Under the existing TURIP, any gain realized by a holder who elects to exercise a Unit Right: (i) at the Adjusted Exercise Price will be subject to tax at ordinary income tax rates; and (ii) at the Grant Price will be subject to tax at capital gains tax rates. In either case, the exercise of a Unit Right does not result in Penn West being able to deduct any amount from its taxable income. For further details in respect of the TURIP, see “Report on Executive Compensation – Incentive Plan Awards – Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan” in the Trust AGM Circular, which is incorporated by reference herein.

Effect of the Arrangement

The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Rights outstanding, under the TURIP.

“Roll-Over” of Unit Rights Under the Amended TURIP

Pursuant to the Arrangement, the Amended TURIP shall become effective and, except as described below under “Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options”, in accordance with the terms of the TURIP all Unit Rights outstanding under the TURIP will be exchanged for Share Rights under the Amended TURIP. Holders of Share Rights will thereafter be entitled to receive a New Penn West Share on exercise of their Share Right on substantially the same terms and conditions that existed prior to the Arrangement, except that the Adjusted Exercise Price of Share Rights will be adjusted for dividends, rather than adjusted for distributions. Following the Arrangement, the tax treatment of Share Rights that are issued in exchange for Unit Rights should be the same for both New Penn West and holders of Share Rights: any gain realized by a holder who elects to exercise a Unit Right at the Adjusted Exercise Price will be subject to tax at ordinary income tax rates; any gain realized by a holder who elects to exercise a Share Right at the Grant Price should be subject to tax at capital gains tax rates; and the exercise of a Share Right will not result in New Penn West being able to deduct any amount from its taxable income.

Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options

In order to provide for the most tax efficient transition of the TURIP for New Penn West and holders of Unit Rights, the Trust has determined to allow holders (“Electing Holders”) of Unit Rights (other than non-management directors of Penn West) that are “in-the-money” immediately prior to the Effective Time (i.e. the Adjusted Exercise Price of the Unit Right is less than the closing price of the Units on the TSX on December 31, 2010 (the “Closing Conversion Price”)) to elect (the “Conversion Election”) to receive in exchange for each Unit Right:

(a)	an Option (a “Restricted Option”) to purchase a New Penn West Share issued under the Option Plan, which Restricted Option would bear the same term and vesting provisions as the Unit Right that it is exchanged for (the “Elected Unit Right”), except that the Restricted Option would entitle the Electing Holder to acquire a New Penn West Share at the Closing Conversion Price rather than at the Adjusted Exercise Price; and

(b)	a right (a “Restricted Right”) bearing the same term and vesting provisions as the Elected Unit Right, which right would have a notional value (the “At Risk In-the-Money Amount”) at any given time equal to (i) the lesser of the Closing Conversion Price and the last closing price of the New Penn West Shares on the TSX prior to the time of exercise of the Restricted Right (the “Market Price”), minus (ii) the Adjusted Exercise Price of the Restricted Right at the time of exercise.

The Restricted Right is intended to represent the “in-the-money” component of the Elected Unit Right measured from the Effective Time, the value of which continues to fluctuate to the extent that the Market Price of the New Penn West Shares declines below the Closing Conversion Price and to the extent that dividends are paid by New Penn West on the New Penn West Shares, and as such the value of a Restricted Right remains “at risk” in the same manner that the value of a Unit Right is currently “at risk”. The Restricted Option is intended to represent the potential future capital appreciation component of the Elected Unit Right measured from the Effective Time, and will only have value to the extent that the Market Price of the New Penn West Shares exceeds the Closing Conversion Price of the Units. As a result, each Restricted Right and related Restricted Option collectively represent the economic equivalent of an Elected Unit Right. In order to preserve such economic equivalence, each Restricted Right and related Restricted Option must be exercised (or surrendered) concurrently by the Electing Holder.

On exercise of a Restricted Right: (i) if the corresponding Restricted Option is “in-the-money” (that is, the exercise price of the Restricted Option is less than the Market Price of the New Penn West Shares), then such Restricted Option is deemed to be exercised in accordance with the terms of the Option Plan; and (ii) if the corresponding Restricted Option is “out-of-the-money” (that is, the exercise price of the Restricted Option is greater than the Market Price of the New Penn West Shares), then such Restricted Option is deemed to be surrendered to New Penn West for cancellation without payment of any consideration therefor.

On exercise of a Restricted Right, New Penn West will issue to the Electing Holder that number of New Penn West Shares as is equal to the number obtained by dividing the At Risk In-the-Money Amount by the Market Price of the New Penn West Shares; provided that notwithstanding the foregoing, the Electing Holder may elect, in the holder’s sole discretion, to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving New Penn West Shares.

Under the Amended TURIP: (i) a holder of a Restricted Right who elects to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving New Penn West Shares will be subject to tax at ordinary income tax rates on any gain realized; however, New Penn West should be able to deduct the amount of the payment from its taxable income; and (ii) any gain realized by a holder of a Restricted Option on exercise thereof should be subject to tax at capital gains tax rates. Therefore, extending the Conversion Election to holders of Unit Rights that are “in-the-money” at the Effective Time allows for the most tax efficient transition of the TURIP for New Penn West and for holders of “in-the-money” Unit Rights. The Trust is not able to extend the Conversion Election to holders of “out-of-the-money” Unit Rights because: (i) such Unit Rights do not have any intrinsic value to be represented by a Restricted Right; and (ii) the issuance of Restricted Options to such holders in exchange for “out-of-the-money” Unit Rights held by them would constitute a reduction in the Grant Price of such Unit Rights, which would not be permitted by the terms of the TURIP and would be contrary to the Board’s general policy that it will not re-price incentive securities.

In connection with the Arrangement, a number of additional amendments will be made to the TURIP, including the following: (i) non-management directors will be prohibited from receiving Share Rights under the Amended TURIP following the completion of the Arrangement; (ii) the amendment provisions of the TURIP will be amended to provide that the amendment provisions may not be removed from the Amended TURIP or amended without shareholder approval; (iii) the Amended TURIP will contain a “surrender offer” feature which will allow a holder of a vested Share Right (but not a Restricted Right) to make an offer (a “Surrender Offer”) to New Penn West for the disposition and termination of such Share Right in consideration of a cash payment equal to the Fair Market Value of such surrendered Share Right, and New Penn West may, but will not be obligated to, accept the Surrender Offer. For the purposes of the Surrender Offer, “Fair Market Value” means (y) the last closing price of the New Penn West Shares on the TSX prior to the receipt of the Surrender Offer by New Penn West, less (z) at the election of the holder, either the Grant Price or the Adjusted Exercise Price of such Share Right at the time of receipt of the Surrender Offer by New Penn West; and (iv) a number of miscellaneous administrative amendments will also be made to the TURIP. The amendments to the TURIP (including the amendments required to give effect to the Arrangement and the provision of the Conversion Election to holders of “in-the-money” Unit Rights) will be made under the amendment provisions and adjustment provisions of the TURIP.

If at the Meeting the Option Plan is approved by Unitholders, effective as of January 1, 2011 immediately following the completion of the Arrangement, New Penn West will not issue any further Share Rights pursuant to the Amended TURIP and the Amended TURIP will then terminate on the date that there ceases to be any Share Rights and Restricted Rights outstanding thereunder. On the other hand, if the Option Plan is not approved by Unitholders, the Amended TURIP will continue to be in effect, New Penn West may issue additional Share Rights pursuant to the Amended TURIP in accordance with its terms and the rules of the TSX, and the Conversion Election will not be available to holders of “in-the-money” Unit Rights, but rather all Unit Rights will be exchanged for Share Rights in the manner described above under ““Roll-Over” of Unit Rights Under the Amended TURIP”.

For information regarding the proposed Option Plan of New Penn West, see “Other Matters to be Considered at the Meeting – Approval of Option Plan” and “Appendix E – Option Plan”.

Effect on the LTRIP and Unit Awards

The LTRIP is an equity-linked compensation plan in the sense that the value of Unit Awards issued under the LTRIP tracks the price of the Units, however, Unit Awards are only settled in cash. Directors and officers of Penn West do not participate in the LTRIP. The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Awards outstanding, under the LTRIP.

Pursuant to the Arrangement, the Amended LTRIP shall become effective, and in accordance with the terms of the LTRIP, all Unit Awards outstanding under the LTRIP will be exchanged for Share Awards under the Amended LTRIP. Holders of Share Awards will thereafter be entitled to receive a cash payment on substantially the same terms and conditions that existed prior to the Arrangement, except that Share Award payments will be based upon the market value of the New Penn West Shares, as adjusted for dividends, rather than upon the market value of the Units, as adjusted for distributions.

At the Effective Time, the LTRIP will be amended and restated in accordance with its terms to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of the Trust under the LTRIP. A number of administrative amendments will also be made to the LTRIP. The amendments to the LTRIP will be made under the amendment provisions of the LTRIP.

Effect on the ERSP

Pursuant to the Arrangement, the Amended ERSP shall become effective, all existing participants in the ERSP will be deemed to be participants in the Amended ERSP without any further action on their part, and contributions made to the ERSP by participants in the ERSP and by Penn West prior to the Effective Time and in respect of which Units have not been purchased will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended ERSP.

At the Effective Time, the ERSP will be amended and restated to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of the Trust under the ERSP. The ERSP will also be amended to provide that under the Amended ERSP, New Penn West Shares may no longer be issued from treasury. Instead, an independent trustee will acquire New Penn West Shares through purchases on the TSX to satisfy New Penn West’s obligations under the Amended ERSP. A number of administrative amendments will also be made to the ERSP. The amendments to the ERSP will be made under the amendment provisions of the ERSP.

Effect on the DRIP Plan

Pursuant to the Arrangement, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part, and the Final Trust Distribution of $0.09 per Unit payable on January 14, 2011 to Unitholders of record on December 31, 2010 will be automatically applied, on behalf of such deemed participants, to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended DRIP Plan.

The Amended DRIP Plan will only be available to residents of the United States upon New Penn West filing a registration statement under the 1933 Act to register the New Penn West Shares issuable thereunder. The Trust expects that New Penn West will file such a registration statement in early January following the completion of the Arrangement.

At the Effective Time, the DRIP Plan will be amended and restated to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of the Trust under the DRIP Plan.

Effect on Credit Facilities and Senior Unsecured Notes

Penn West has an unsecured, revolving syndicated bank facility with an aggregate borrowing limit of $2.25 billion. The facility is extendible and expires on April 30, 2013. As at November 9, 2010, approximately $0.7 billion was drawn on the facility. Penn West also has senior unsecured notes outstanding in the following principal amounts: US$1,359 billion; Cdn$85 million; £77 million; and €10 million. The notes mature at various dates ranging between 2014 and 2025. For further information regarding Penn West’s credit facilities and senior unsecured notes, see note 5 to the Trust 2010 Q3 Financial Statements and “Financing” and “Liquidity and Capital Resources” in the Trust 2010 Q3 MD&A, both of which are incorporated by reference into this Information Circular.

It is anticipated that the agreements governing Penn West’s credit facilities and senior unsecured notes will be amended effective as of the Effective Date to give effect to the Arrangement (including, without limitation, the dissolution of the Trust) and to reflect New Penn West’s continuance as the borrower under such credit facilities and the issuer of such senior unsecured notes.

Details of the Arrangement

Arrangement Steps

Pursuant to the Arrangement, commencing after the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order on the dates and at the times specified without any further act or formality, except as otherwise provided in the Plan of Arrangement:

Amendment of Penn West Trust Indenture

(a)	at 4:59 p.m. MST on December 31, 2010, the Penn West Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the transactions contemplated by the Plan of Arrangement;

Final Distributions to Unitholders

(b)	at 5:00 p.m. MST on December 31, 2010, the Trust shall declare payable to Unitholders of record on December 31, 2010 a distribution of $0.09 per Unit, payable on January 14, 2011;

(c)	at 5:01 p.m. MST on December 31, 2010, the Trust shall declare payable to Unitholders of record on December 31, 2010 a distribution per Unit equal to all remaining Taxable Income divided by the total number of Units then outstanding, which distribution shall be payable in Units having an aggregate value that is equal to the aggregate amount of such Taxable Income. For the purpose of this subsection, the value of each Unit issued shall be equal to the Unit Fair Market Value;

(d)	if any distribution of Units is made under paragraph (c), then the number of Units outstanding will be consolidated on December 31, 2010 immediately following such distribution of Units such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution of Units;

Amendment of Subsidiary Trust Indentures

(e)	at 12:01 a.m. MST on January 1, 2011, the Subsidiary Trust Indentures shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the transactions contemplated by the Plan of Arrangement;

Dissenting Unitholders

(f)	at 12:01 a.m. MST on January 1, 2011, the Units held by Dissenting Unitholders shall be deemed to have been transferred to the Trust (free and clear of any and all liens, claims and encumbrances) and shall be immediately cancelled and cease to be outstanding, and such Dissenting Unitholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Units by the Trust in accordance with the Plan of Arrangement;

Exchange of Units for AcquisitionCo Non-Voting Shares

(g)	at 12:01 a.m. MST on January 1, 2011, the Units held by Unitholders (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred to AcquisitionCo (free and clear of any and all liens, claims and encumbrances) in exchange for AcquisitionCo Non-Voting Shares on the basis of one (1.0) AcquisitionCo Non-Voting Share for each one (1.0) Unit so sold, assigned and transferred;

Stated Capital of the AcquisitionCo Non-Voting Shares

(h)	at 12:01 a.m. MST on January 1, 2011, the aggregate amount allocated to the stated capital account in respect of the AcquisitionCo Non-Voting Shares issued under paragraph (g) shall be an amount determined by the board of directors of AcquisitionCo in accordance with the ABCA;

Exchange of AcquisitionCo Non-Voting Shares for AcquisitionCo Shares

(i)	at 12:01 a.m. MST on January 1, 2011, the AcquisitionCo Non-Voting Shares held by former Unitholders shall be sold, assigned and transferred to AcquisitionCo (free and clear of any and all liens, claims and encumbrances) in exchange for AcquisitionCo Shares on the basis of one (1.0) AcquisitionCo Share for each one (1.0) AcquisitionCo Non-Voting Share so sold, assigned and transferred, and each AcquisitionCo Non-Voting Share shall be immediately cancelled and cease to be outstanding;

Stated Capital of the AcquisitionCo Shares

(j)	at 12:01 a.m. MST on January 1, 2011, the aggregate amount allocated to the stated capital account in respect of the AcquisitionCo Shares issued under paragraph (i) shall be an amount determined by the board of directors of AcquisitionCo in accordance with the ABCA;

Contribution of Ventures Trust NPI and Termination of Ventures Trust NPI Agreement

(k)	at 12:01 a.m. MST on January 1, 2011, the Trust shall contribute the Ventures Trust NPI to Ventures Trust in consideration of Ventures Trust issuing ten (10) Ventures Trust Units to the Trust, and the Ventures Trust NPI Agreement shall be terminated and shall be of no further force or effect;

Ventures Trust Asset Contribution to PWP

(l)	at 12:01 a.m. MST on January 1, 2011, the Ventures Trust Asset Contribution shall become effective pursuant to which Ventures Trust shall contribute the Ventures Trust Contributed Assets to PWP in consideration of PWP (i) assuming all of the liabilities of Ventures Trust associated with the Ventures Trust Contributed Assets (the "Ventures Trust Assumed Liabilities"), and (ii) issuing PWP Units to Ventures Trust having a fair market value that is equal to (x) the fair market value of the Ventures Trust Contributed Assets, less (y) the amount of the Ventures Trust Assumed Liabilities, all in accordance with the terms and conditions of the Ventures Trust Asset Contribution Agreement;

Contribution of PWPL NPIs and Termination of PWPL NPI Agreements

(m)	at 12:01 a.m. MST on January 1, 2011, the Trust shall contribute the PWPL NPIs to Penn West in consideration of Penn West issuing ten (10) PWPL Common Shares to the Trust, and the PWPL NPI Agreements shall be terminated and shall be of no further force or effect;

Transfer of PWP Units from Ventures Trust to Penn West

(n)	at 12:01 a.m. MST on January 1, 2011, the Ventures Trust Unit Transfer shall become effective pursuant to which Ventures Trust shall sell, assign and transfer all of the PWP Units held by it to Penn West in consideration of Penn West issuing that number of PWPL Series B Preferred Shares to Ventures Trust as shall have a fair market value that is equal to the fair market value of the PWP Units so transferred pursuant to the Ventures Trust Unit Transfer Agreement;

Transfer of PWP Units from Sask Trust to Penn West

(o)	at 12:01 a.m. MST on January 1, 2011, the Sask Trust Unit Transfer shall become effective pursuant to which Sask Trust shall sell, assign and transfer all of the PWP Units held by it to Penn West in consideration of Penn West issuing that number of PWPL Series C Preferred Shares to Sask Trust as shall have a fair market value that is equal to the fair market value of the PWP Units so transferred pursuant to the Sask Trust Unit Transfer Agreement;

Termination of Sask Trust

(p)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Sask Trust (including, without limitation, all of the PWPL Series C Preferred Shares owned by Sask Trust) shall be transferred to the Trust and the Trust shall assume all of the liabilities of Sask Trust, and Sask Trust shall be terminated and shall thereafter cease to exist;

Termination of Ventures Trust

(q)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Ventures Trust (including, without limitation, all of the PWPL Series B Preferred Shares owned by Ventures Trust) shall be transferred to the Trust and the Trust shall assume all of the liabilities of Ventures Trust, and Ventures Trust shall be terminated and shall thereafter cease to exist;

Termination of ABC Trust

(r)	at 12:01 a.m. MST on January 1, 2011, all of the assets of ABC Trust (including, without limitation, all of the PROP LP Units owned by ABC Trust) shall be transferred to the Trust and the Trust shall assume all of the liabilities of ABC Trust, and ABC Trust shall be terminated and shall thereafter cease to exist;

Termination of Starpoint Trust

(s)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Starpoint Trust shall be transferred to the Trust and the Trust shall assume all of the liabilities of Starpoint Trust, and Starpoint Trust shall be terminated and shall thereafter cease to exist;

Termination of Acclaim Trust

(t)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Acclaim Trust shall be transferred to the Trust and the Trust shall assume all of the liabilities of Acclaim Trust, and Acclaim Trust shall be terminated and shall thereafter cease to exist;

Termination of Vault Trust

(u)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Vault Trust shall be transferred to the Trust and the Trust shall assume all of the liabilities of Vault Trust, and Vault Trust shall be terminated and shall thereafter cease to exist;

Termination of Petrofund Trust

(v)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Petrofund Trust shall be transferred to the Trust and the Trust shall assume all of the liabilities of Petrofund Trust, and Petrofund Trust shall be terminated and shall thereafter cease to exist;

Amendment of the TURIP

(w)	at 12:01 a.m. MST on January 1, 2011, the Amended TURIP shall become effective and:

(i)	except as set forth in paragraph (ii) below, in accordance with the terms of the TURIP all Unit Rights that are issued and outstanding under the TURIP shall be exchanged for Share Rights issued under the Amended TURIP; and

(ii)	in accordance with the terms of the TURIP and elections made by holders of eligible Unit Rights, each eligible Unit Right shall be exchanged for one Restricted Right and one Restricted Option;

Amendment of the LTRIP

(x)	at 12:01 a.m. MST on January 1, 2011, the Amended LTRIP shall become effective, and in accordance with the terms of the LTRIP all Unit Incentive Awards that are issued and outstanding under the LTRIP shall be exchanged for Share Incentive Awards issued under the Amended LTRIP;

Termination of the Trust

(y)	at 12:01 a.m. MST on January 1, 2011, all of the assets of the Trust (including, without limitation, the PWPL Promissory Notes, the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares, the Initial AcquisitionCo Shares and all of the PROP LP Units owned by the Trust) shall be transferred to AcquisitionCo and AcquisitionCo shall assume all of the liabilities of the Trust (including, without limitation, the Trust's obligations under the Convertible Debenture Indentures in respect of the Convertible Debentures, the Amended TURIP, the Amended LTRIP, the ERSP, the DRIP Plan and the Trust's obligation to pay the distribution contemplated by paragraph (b)), and the Trust shall be terminated and shall thereafter cease to exist;

Cancellation of Initial AcquisitionCo Shares

(z)	at 12:01 a.m. MST on January 1, 2011, the Initial AcquisitionCo Shares acquired by AcquisitionCo from the Trust pursuant to the termination of the Trust shall be cancelled and shall cease to be outstanding;

Dissolution of CRP

(aa)	CRP shall be dissolved in accordance with the following:

(i)	all of the property of CRP shall be distributed to Penn West and 960347, the partners of CRP, in accordance with their respective partnership interests immediately prior to the dissolution; and

(ii)	Penn West and 960347, the partners of CRP, shall be liable for all of the obligations of CRP in accordance with their respective partnership interests immediately prior to the dissolution;

Reduction of Stated Capital of PWPL Common Shares, PWPL Series B Preferred Shares, PWPL Series C Preferred Shares and 960347 Shares

(bb)	at 12:01 a.m. MST on January 1, 2011, the stated capital in respect of the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares and the 960347 Shares shall each be reduced to $1.00;

Amalgamation of AcquisitionCo, Penn West and 960347

(cc)	at 12:01 a.m. MST on January 1, 2011, the Articles of Amalgamation shall be filed and AcquisitionCo, Penn West and 960347 shall be amalgamated and continued as one corporation, New Penn West, in accordance with the following:

(i)	the name of New Penn West shall be "Penn West Petroleum Ltd.";

(ii)	the Articles of Amalgamation of New Penn West shall be in the form set forth in Schedule A to this Plan of Arrangement;

(iii)	the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares and the 960347 Shares shall be cancelled without any repayment of capital;

(iv)	no shares shall be issued by New Penn West in connection with the Amalgamation, and for greater certainty (A) the issued and outstanding AcquisitionCo Shares shall survive the Amalgamation and continue as the New Penn West Shares without amendment, (B) the Share Rights, Restricted Rights and Restricted Options issued pursuant to paragraph (w) shall survive the Amalgamation and continue as the Share Rights, Restricted Rights and Restricted Options of New Penn West, and (C) the Share Awards issued pursuant to paragraph (x) shall survive the Amalgamation and continue as the Share Awards of New Penn West;

(v)	the property of each of the amalgamating corporations (including, without limitation, all of the PROP LP Units, PWP Units, PROP Holdco Shares and Trocana Shares owned by the amalgamating corporations, but excluding amounts receivable from another amalgamating corporation or shares of another amalgamating corporation) shall continue to be the property of New Penn West;

(vi)	New Penn West shall continue to be liable for the obligations of each of the amalgamating corporations (including, without limitation, the amalgamating corporations' obligations under the Convertible Debenture Indentures in respect of the Convertible Debentures, the ERSP, the Amended TURIP, the Amended LTRIP, the DRIP Plan and the obligation to pay the distribution contemplated by paragraph (b) hereof, but excluding amounts payable to another amalgamating corporation);

(vii)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against New Penn West;

(ix)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against New Penn West;

(x)	the Articles of Amalgamation of New Penn West shall be deemed to be the Articles of Incorporation of New Penn West, and the Certificate of Amalgamation of New Penn West shall be deemed to be the Certificate of Incorporation of New Penn West;

(xi)	the by-laws of New Penn West shall be the by-laws of AcquisitionCo, except that references therein to "1566577 Alberta Ltd." shall be changed to references to "Penn West Petroleum Ltd.";

(xii)	the first directors of New Penn West shall be the existing directors of Penn West, being the following individuals:

James E. Allard	–	Calgary, Alberta
William E. Andrew	–	Calgary, Alberta
Robert G. Brawn	–	Calgary, Alberta
George H. Brookman	–	Calgary, Alberta
John A. Brussa	–	Calgary, Alberta
Daryl Gilbert	–	Calgary, Alberta
Shirley A. McClellan	–	New Brigden, Alberta
Murray R. Nunns	–	Calgary, Alberta
Frank Potter	–	Toronto, Ontario
R. Gregory Rich	–	Houston, Texas
John W. Schanck	–	Missouri City, Texas
James Smith	–	Calgary, Alberta

(xiii)	the first officers of New Penn West shall be the existing officers of Penn West; and

(xiv)	the registered office of New Penn West shall be the registered office of Penn West;

New Penn West Asset Contribution to PWP

(dd)	at 12:01 a.m. MST on January 1, 2011, the New Penn West Asset Contribution shall become effective pursuant to which New Penn West shall contribute the New Penn West Contributed Assets to PWP in consideration of:

(i)	the cancellation of the New Penn West-PWP Notes;

(ii)	the termination of the Facilities Lease, which shall thereafter be of no further force or effect;

(iii)	PWP assuming all of the liabilities of New Penn West associated with the New Penn West Contributed Assets (the "New Penn West Assumed Liabilities"); and

(iv)	PWP issuing PWP Units to New Penn West having a fair market value that is equal to the fair market value of the New Penn West Contributed Assets, less the aggregate of (x) the principal amount of the New Penn West-PWP Notes so cancelled, (y) the fair market value of the Facilities Lease so terminated, and (z) the amount of the New Penn West Assumed Liabilities;

all in accordance with the terms and conditions of the New Penn West Asset Contribution Agreement;

Amendment of the DRIP Plan

(ee)	at 12:01 a.m. MST on January 1, 2011, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part, and the distribution declared and paid under paragraph (b) to a person deemed to be a participant in the Amended DRIP Plan will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended DRIP Plan;

Amendment of the ERSP

(ff)	at 12:01 a.m. MST on January 1, 2011, the Amended ERSP shall become effective, all existing participants in the ERSP will be deemed to be participants in the Amended ERSP without any further action on their part, and contributions made to the ERSP by participants in the ERSP and by Penn West prior to the Effective Time and in respect of which Units have not been purchased will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended ERSP;

Amendment of the Convertible Debenture Indentures

(gg)	at 12:01 a.m. MST on January 1, 2011, the Supplemental Debenture Indentures shall become effective, and in accordance with the terms of the Convertible Debenture Indentures such Supplemental Debenture Indentures shall evidence New Penn West's assumption of the covenants and obligations of the Trust under the Convertible Debenture Indentures in respect of the Convertible Debentures;

Amendment and Restatement of Partnership Agreements

(hh)	at 12:01 a.m. MST on January 1, 2011, the PWP Partnership Agreement shall be amended and restated to reflect the implementation of the transactions contemplated by the Arrangement and any other matters agreed to by New Penn West and Trocana;

(ii)	at 12:01 a.m. MST on January 1, 2011, the PROP LP Agreement shall be amended and restated to reflect the implementation of the transactions contemplated by the Arrangement and any other matters agreed to by New Penn West and PROP Holdco; and

Elimination of Consolidated Accounting Deficit

(jj)	at 12:01 a.m. MST on January 1, 2011, for accounting purposes, the consolidated share capital of New Penn West shall be reduced, without payment or reduction of its stated capital, by New Penn West's consolidated accounting deficit.

AcquisitionCo, Penn West and the Trust each reserve the right to amend, modify and/or supplement the Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is: (i) agreed to by each of AcquisitionCo, Penn West and the Trust; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Unitholders in the manner required by the Court (if so required). Any amendment, modification or supplement to the Plan of Arrangement that it is not adverse to the financial or economic interests of any former holder of Units may be made following the Effective Time by New Penn West.

Post Arrangement Structure

The following diagram illustrates the simplified organizational structure of New Penn West and its material subsidiaries immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement: (i) approximately 456,334,668 New Penn West Shares will be issued and outstanding (assuming no Dissent Rights are exercised and assuming that no Units are issued subsequent to November 9, 2010); and (ii) an aggregate of approximately Cdn$255 million principal amount of Convertible Debentures will be issued and outstanding (assuming that no Convertible Debentures are converted subsequent to the date of this Information Circular).

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the Penn West Trust Indenture and Section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a)	the Arrangement must be approved by the Unitholders voting in person or by proxy at the Meeting;

(b)	the Arrangement must be approved by the Court pursuant to the Final Order;

(c)	all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d)	the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Unitholder Approval

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting. See “General Proxy Matters – Procedure and Votes Required – Arrangement Resolution”.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Unitholders authorizes the Board of Directors, without further notice to or approval of such Unitholders, subject to the terms of the Arrangement, to amend or terminate the Arrangement Agreement or the Plan of Arrangement, or to revoke the Arrangement Resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement. The full text of the Arrangement Resolution is attached as Appendix A to this Information Circular.

Court Approvals

Interim Order

On November 10, 2010, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that a statutory arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Unitholders at the Meeting in the manner required by the Interim Order, the Penn West Parties will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for December 15, 2010 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. At the hearing, any Unitholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon the Trust a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on December 10, 2010. Service of such notice shall be effected by service upon the solicitors for the Trust: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9 Attention: D. J. McDonald, Q.C. See “Notice of Application”.

The issuance of the AcquisitionCo Shares, the AcquisitionCo Non-Voting Shares and the New Penn West Shares issuable to Unitholders in exchange for their securities pursuant to the Arrangement has not been and will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by Section 3(a)(10) thereof. The Court has been advised that if the terms and conditions of the Arrangement are approved by the Court, the issuance of the AcquisitionCo Shares, the AcquisitionCo Non-Voting Shares and the New Penn West Shares issuable to Unitholders pursuant to the Arrangement will not require registration under the 1933 Act, pursuant to Section 3(a)(10) thereof.

The Trust has been advised by its counsel, Burnet, Duckworth & Palmer LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Trust may determine not to proceed with the Arrangement.

Stock Exchange Listing Approvals

The TSX has conditionally approved: (i) the listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement; and (ii) the listing of the Convertible Debentures to be assumed by New Penn West pursuant to the Arrangement; subject to New Penn West fulfilling the requirements of the TSX.

The Trust has applied to list the Common Shares to be issued and made issuable pursuant to the Arrangement on the NYSE. The NYSE listing requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement – Approvals – Stock Exchange Listing Approvals”.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants and various conditions precedent to completion of the Arrangement.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Conditions Precedent to the Arrangement

The respective obligations of the Penn West Parties to complete the transactions contemplated by the Agreement are subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the Interim Order shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order, the Penn West Trust Indenture and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Penn West Parties, acting reasonably, not later than December 31, 2010, or such later date as the parties hereto may agree to;

(d)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Penn West Parties, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

(e)	no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement;

(f)	all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated in the Arrangement Agreement shall have been completed or obtained;

(g)	there shall not, as of the Effective Date, be holders of Units that hold, in aggregate, in excess of 3% of all outstanding Units, that have validly exercised and not withdrawn their Dissent Rights under the ABCA and the Interim Order;

(h)	the TSX shall have conditionally approved: (i) the listing or the substitutional listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement; and (ii) the listing or the substitutional listing of the Convertible Debentures to be assumed by New Penn West from the Trust in connection with the Arrangement; subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i)	the NYSE shall have authorized, upon official notice of issuance, the listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement;

(j)	each of the covenants, acts and undertakings of each of the Penn West Parties to be performed or complied with on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall be duly performed or complied with; and

(k)	the Board of Directors shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Unitholders.

Upon the conditions being fulfilled or waived, the Penn West Parties intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Termination

The Arrangement Agreement will be terminated in each of the following circumstances: (i) the mutual agreement of the parties; (ii) the Certificate shall not have been issued on or before December 31, 2010, or such later date as may be agreed to by the parties to the Arrangement Agreement; and (iii) if any of the conditions precedent set forth in the Arrangement Agreement shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate the Arrangement Agreement, provided that such terminating party or parties complies with the requirements of the Arrangement Agreement relating thereto.

Amendment

The Arrangement Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties thereto without further notice to or authorization on the part of the Unitholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

Timing of Completion of the Arrangement

If the Meeting is held as scheduled and is not adjourned, the Arrangement Resolution is approved by the requisite majority of Unitholders, and the other necessary conditions at that point in time are satisfied or waived, the Penn West Parties will apply for the Final Order approving the Arrangement on December 15, 2010. If the Final Order is obtained on December 15, 2010 in form and substance satisfactory to the Penn West Parties, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Trust expects that in accordance with the provisions of the Arrangement, the events set out in the Plan of Arrangement will occur in the order and on the dates and at the times set out therein commencing at 4:59 p.m. MST on December 31, 2010 and ending at 12:01 a.m. MST on January 1, 2011. It is not possible, however, to state with certainty when the completion of the Arrangement will occur. The completion of the Arrangement could be delayed for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order.

The Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective at the Effective Time, and will be binding at and after the Effective Time on: (i) the Unitholders; (ii) the Penn West Parties; (iii) New Penn West; (iv) the Trustee; and (v) all other Persons. Commencing after the Effective Time, each of the events set out in section 3.1 of the Plan of Arrangement will occur in the order, on the dates and at the times specified therein without any further act or formality, except as otherwise provided in the Plan of Arrangement.

Procedure for Exchange of Trust Units

In order to receive their New Penn West Shares following the completion of the Arrangement, Holders of Units must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a validly completed and duly executed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) together with the certificates representing the Holder’s Units. The use of the mail to transmit certificates representing Units and the Letter of Transmittal and other relevant documents is at each Holder’s risk. The Trust recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used. Holders whose Units are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Units.

Provided that the Arrangement becomes effective, from and after 12:01 a.m. MST on January 1, 2011, certificates formerly representing Units that were exchanged under the Plan of Arrangement shall represent only the right to receive upon surrender: (i) certificates representing the New Penn West Shares to which the Holders are entitled to receive under the Plan of Arrangement, or as to those Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement, to receive the fair value of the Units represented by such certificates; and (ii) any dividends or distributions with respect to such New Penn West Shares; in each case subject to compliance with the requirements described herein and in the Letter of Transmittal.

Subject to the provisions of the Letter of Transmittal, New Penn West shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former Holder of Units of a validly completed and duly signed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Units, either: (i) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or (ii) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder; certificates representing the number of New Penn West Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto).

If a certificate representing Units has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss or destruction, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary.

All dividends or other distributions, if any, made with respect to any New Penn West Shares allotted and issued pursuant to the Arrangement with a record date after December 31, 2010 but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the registered holder of such New Penn West Shares. The Depositary shall pay and deliver to any such registered holder such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the New Penn West Shares issued to such holder.

Any certificate formerly representing Units that is not deposited with all other documents as required by the Plan of Arrangement and the Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the Holder of such Units to receive New Penn West Shares (and any dividends and distributions thereon). In such case, such New Penn West Shares (together with all dividends and distributions thereon) shall be returned to New Penn West and such New Penn West Shares shall be cancelled.

New Penn West and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or distribution otherwise payable to any former Holder of Units or any Holder of New Penn West Shares, such amounts as either New Penn West or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, New Penn West and the Depositary are authorized under the Plan of Arrangement to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New Penn West and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and New Penn West and the Depositary shall notify the Holder thereof and remit any unapplied balance of the net proceeds of such sale to such Holder.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Units deposited pursuant to the Arrangement will be determined by Penn West (or its successor, New Penn West) in its sole discretion. Depositing Unitholders agree that such determination shall be final and binding. Penn West (or its successor, New Penn West) reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction. Penn West (or its successor, New Penn West) reserves the absolute right to waive any defect or irregularity in the deposit of any Units. There shall be no duty or obligation on the Trust, Penn West, New Penn West, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Units and no liability shall be incurred by any of them for failure to give such notice. Penn West (or its successor, New Penn West) reserves the right to permit the procedure for the exchange of securities pursuant to the Arrangement to be completed other than as set forth above.

Should the Arrangement not be completed, any deposited Units will be returned to the depositing Holder at the Trust’s expense upon written notice to the Depositary from Penn West by returning the deposited Units (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Holder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register maintained by the Trust’s transfer agent.

Right to Dissent

The following description of the right to dissent and appraisal to which Dissenting Unitholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of such Dissenting Unitholder’s Units and is qualified in its entirety by the reference to the full text of the Interim Order, which is attached to this Information Circular as Appendix B, and the text of Section 191 of the ABCA, which is attached to this Information Circular as Appendix F. A Dissenting Unitholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of the ABCA, as modified by the Interim Order. Failure to strictly comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

A Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Pursuant to the Interim Order, a registered Unitholder is entitled, in addition to any other rights the holder may have, to dissent and to be paid the fair value of the Units held by the holder in respect of which the holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. Only registered Unitholders may dissent. Persons who are beneficial owners of Units registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that they may only do so through the registered owner of such Units. Accordingly, a beneficial owner of Units desiring to exercise Dissent Rights must make arrangements for the Units beneficially owned by that holder to be registered in the name of the Unitholder prior to the time the written objection to the Arrangement Resolution is required to be received by the Trust or, alternatively, make arrangements for the registered holder of such Units to dissent on behalf of the beneficial Unitholder. In such case, the written objection, described below, should set forth the number of Units covered by such written objection.

A Dissenting Unitholder must send to the Trust a written objection to the Arrangement Resolution, which written objection must be received by the Trust, c/o its counsel, Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D. J. McDonald, Q.C., by 4:00 p.m. (Calgary time) on the second last Business Day immediately preceding the date of the Meeting or any adjournment thereof.

No Unitholder who has voted in favour of the Arrangement Resolution shall be entitled to dissent with respect to the Arrangement. A Dissenting Unitholder may only dissent with respect to all of the Units held by the Dissenting Unitholder, or alternatively may only dissent with respect to all of the Units held by the registered Dissenting Unitholder on behalf of any one beneficial Unitholder that are registered in the name of the registered Dissenting Unitholder.

An application may be made to the Court by New Penn West or by a Dissenting Unitholder to fix the fair value of the Dissenting Unitholder’s Units. If such an application to the Court is made by either New Penn West or a Dissenting Unitholder, New Penn West must, unless the Court otherwise orders, send to each Dissenting Unitholder a written offer to pay such person an amount considered by the Board of Directors of New Penn West to be the fair value of the Units held by such Dissenting Unitholders. The offer, unless the Court otherwise orders, will be sent to each Dissenting Unitholder at least 10 days before the date on which the application is returnable, if New Penn West is the applicant, or within 10 days after New Penn West is served with notice of the application, if a Dissenting Unitholder is the applicant. The offer will be made on the same terms to each Dissenting Unitholder and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Unitholder may make an agreement with New Penn West for the purchase of such holder’s Units in the amount of New Penn West’s offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Units.

A Dissenting Unitholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order fixing the fair value of the Units of all Dissenting Unitholders who are parties to the application, giving judgment in that amount against New Penn West and in favour of each of those Dissenting Unitholders, and fixing the time within which New Penn West must pay that amount payable to the Dissenting Unitholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Unitholder calculated from the date on which the Dissenting Unitholder ceases to have any rights as a Unitholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between New Penn West and the Dissenting Unitholder as to the payment to be made by New Penn West to the Dissenting Unitholder, or the pronouncement of a Court order, whichever first occurs, the Dissenting Unitholder will cease to have any rights as a Unitholder other than the right to be paid the fair value of such Holder’s Units in the amount agreed to between New Penn West and the Unitholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Unitholder may withdraw his dissent, or if the Arrangement has not yet become effective the Trust may rescind the Arrangement Resolution, and in either event the dissent and appraisal proceedings in respect of that Unitholder will be discontinued.

New Penn West shall not make a payment to a Dissenting Unitholder under Section 191 if there are reasonable grounds for believing that New Penn West is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of New Penn West would thereby be less than the aggregate of its liabilities. In such event, New Penn West shall notify each Dissenting Unitholder that it is lawfully unable to pay Dissenting Unitholders for their Units, in which case the Dissenting Unitholder may, by written notice to New Penn West within 30 days after receipt of such notice, withdraw his written objection, in which case such Unitholder shall, in accordance with the Interim Order, be deemed to have participated in the Arrangement as a Unitholder. If the Dissenting Unitholder does not withdraw his written objection he retains his status as a claimant against New Penn West to be paid as soon as New Penn West is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to New Penn West’s shareholders.

All Units held by Unitholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to the Trust in exchange for such fair value as of the Effective Date. If such Unitholders ultimately are not entitled to be paid the fair value for their Units, such Units will be deemed to have been exchanged for New Penn West Shares and such Unitholders will be issued New Penn West Shares on the same basis as all other Unitholders pursuant to the Arrangement.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Unitholder who seeks payment of the fair value of their Units. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. Accordingly, each Dissenting Unitholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section and the Interim Order, the full texts of which are set out in Appendices F and B, respectively, to this Information Circular, and consult their own legal advisor.

The Arrangement Agreement provides that, unless otherwise waived, it is a condition to the completion of the Arrangement that holders of not greater than three percent (3%) of the outstanding Units shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Matters to be Acted Upon

The directors and officers of Penn West and their associates and affiliates, as a group, beneficially own, directly or indirectly, or exercise control or direction over, approximately 1.4 million Trust Units, representing approximately 0.3% of the outstanding Units. All of the directors and officers of Penn West have indicated that they intend to vote their securities in favour of the Arrangement Resolution.

Immediately after giving effect to the Arrangement, it is anticipated that the current directors and officers of Penn West and their associates and affiliates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1.4 million New Penn West Shares, representing approximately 0.3% of the outstanding New Penn West Shares (assuming that (i) the number of Units held by the directors and officers does not change prior to the Effective Time, (ii) no Dissent Rights are exercised, and (iii) no Units are issued subsequent to the date of this Information Circular and prior to the Effective Time).

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of the Trust or Penn West pursuant to employment, change of control or similar agreements or arrangements. At the Effective Time, all executive employment agreements will be amended or amended and restated to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of Penn West under such agreements. It is anticipated that the amendments will be administrative in nature only.

The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Rights outstanding, under the TURIP. In connection with the Arrangement, the Amended TURIP shall become effective and: (i) except as described below in paragraph (ii), in accordance with the terms of the TURIP all Unit Rights outstanding under the TURIP will be exchanged for Share Rights under the Amended TURIP; and (ii) in accordance with the terms of the TURIP and elections made by eligible holders of Unit Rights, holders of Unit Rights that are “in-the-money” immediately prior to the Effective Time (“Eligible Unit Rights”) will be entitled to elect to receive, in exchange for each Eligible Unit Right, one Restricted Option and one Restricted Right (collectively, the “Election”). Each Restricted Right and related Restricted Option will collectively represent the economic equivalent of the Eligible Unit Right that they are exchanged for. Non-management directors of Penn West will not be entitled to make the Election. Senior officers of Penn West (including management directors) (“Senior Officers”) will be entitled to make the Election. As at November 5, 2010, the directors and Senior Officers held an aggregate of 8,919,349 Unit Rights, 8,551,549 of which were held by Senior Officers. As at November 5, 2010, the Unit Rights held by Senior Officers had adjusted exercise prices ranging between $9.33 and $29.40 and terms expiring between January 2011 and March 2014. It is not possible at this time to determine the number of Eligible Unit Rights that Senior Officers will hold at the Effective Time or whether any of such Senior Officers will make the Election in respect of any Eligible Unit Rights held by them. As at November 5, 2010, the Senior Officers collectively held an aggregate of 8,280,549 “in-the-money” Unit Rights. See “The Arrangement – Effect on the TURIP and Unit Rights” and “The Arrangement – Securities Law Matters – Canada”.

Pursuant to the Arrangement, the Amended ERSP shall become effective, all existing participants in the ERSP will be deemed to be participants in the Amended ERSP without any further action on their part, and contributions made to the ERSP by participants in the ERSP and by Penn West prior to the Effective Time and in respect of which Units have not been purchased will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended ERSP. Officers of Penn West currently participate in the ERSP and the officers of New Penn West will, following the Effective Time, be eligible to participate in the Amended ERSP. See “The Arrangement – Effect on the ERSP”.

Subject to approval of the Option Plan by Unitholders at the Meeting, officers of New Penn West will be eligible to participate in the Option Plan and may be granted Options from time to time thereunder following completion of the Arrangement, subject to the terms and limitations contained in the Option Plan. See “Other Matters to be Considered at the Meeting – Approval of Option Plan” and “Appendix E – Option Plan” for details regarding the Option Plan.

Following the completion of the Arrangement, non-management directors of New Penn West will be eligible to participate in the DSU Plan. See “Compensation of Executive Officers and Directors – Compensation Plans – DSU Plan” in “Appendix D – Information Concerning New Penn West and AcquisitionCo” for details regarding the DSU Plan.

No director or executive officer of Penn West or any of its subsidiaries, and no associate or affiliate of any of the foregoing persons, has or had any material interest (direct or indirect) in any transaction in the last three years or any proposed transaction that has materially affected, or will materially affect, the Trust or any of its subsidiaries, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated herein by reference.

Securities Law Matters

Canada

All securities to be issued under the Arrangement (including, without limitation, the AcquisitionCo Non-Voting Shares, the Acquisition Shares and the New Penn West Shares) to Unitholders will be issued in reliance on exemptions from prospectus requirements of applicable Canadian securities laws and, following completion of the Arrangement, the New Penn West Shares will generally be “freely tradeable” (other than as a result of any “control block” restrictions which may arise by virtue of the ownership thereof) under applicable Canadian securities laws of the provinces of Canada.

Pursuant to MI 61-101, the Arrangement is a “downstream transaction”. In accordance with MI 61-101, if the Arrangement is a “business combination” or a “related party transaction” then a formal valuation and minority Unitholder approval of the Arrangement would be required unless an exemption is available to the Trust. Since the definition of “business combination” in MI 61-101 specifically excludes a “downstream transaction” and the provisions applying to “related party transactions” do not apply to “downstream transactions”, the Trust is not required to obtain a formal valuation or minority approval of the Unitholders in respect of the Arrangement pursuant to MI 61-101.

In connection with the Arrangement, in order to provide for the most tax efficient transition of the TURIP for New Penn West and for holders of Unit Rights, the Trust has determined to allow holders (other than non-management directors) of Unit Rights that are “in-the-money” immediately prior to the Effective Time (“Eligible Unit Rights”) to elect to receive, in exchange (the “Exchange Transaction”) for each Eligible Unit Right, one Restricted Option and one Restricted Right (collectively, the “Election”). Each Restricted Right and related Restricted Option will collectively represent the economic equivalent of the Eligible Unit Right that they are exchanged for. The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Rights outstanding, under the TURIP. See “The Arrangement – Effect on the TURIP and Unit Rights”. As at November 5, 2010, the 21 senior officers of Penn West (including management directors) (“Senior Officers”) held an aggregate of 8,551,549 Unit Rights. See “The Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon”. Any Exchange Transactions to which Senior Officers are a party may be considered to be “related party transactions” under MI 61-101. In accordance with MI 61-101, if the Exchange Transaction as it relates to Senior Officers is a “related party transaction”, then a formal valuation and minority Unitholder approval of the Exchange Transaction would be required unless an exemption is available to the Trust. Even if all of the Unit Rights held by Senior Officers were Eligible Unit Rights and all of such Senior Officers made an Election in respect of all of such Eligible Unit Rights, at the time that any Exchange Transactions are agreed to, neither the fair market value of the subject matter of the Exchange Transactions (i.e. the Eligible Unit Rights), nor the fair market value of the consideration for the Exchange Transactions (i.e. the Restricted Options and Restricted Rights), insofar as it could involve Senior Officers, will exceed 25 percent of the Trust’s market capitalization. As at November 5, 2010, the market capitalization of the Trust, as calculated in accordance with MI 61-101, was approximately $10.5 billion. As a result, the Trust is not required to obtain a formal valuation or minority approval of the Unitholders in respect of the Exchange Transaction pursuant to MI 61-101.

For information regarding the TURIP and the outstanding Unit Rights as at September 30, 2010, see note 9 to the Trust 2010 Q3 Financial Statements, “Unit-Based Compensation” in the Trust 2010 Q3 MD&A and “Report on Executive Compensation” in the Trust AGM Circular, each of which is incorporated by reference into this Information Circular.

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA, which provides that where it is impractical for a corporation to effect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by the Penn West Parties for approval of the Arrangement. See “The Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order” above. Although there have been a number of judicial decisions considering this section and its application to various arrangements, there have not been, to the knowledge of the Trust, any recent significant decisions which would apply in this instance. Unitholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

United States

The issuance of the AcquisitionCo Non-Voting Shares, the AcquisitionCo Shares and the New Penn West Shares that are issuable to Unitholders in exchange for their securities pursuant to the Arrangement has not been and will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on November 10, 2010 and, subject to the approval of the Arrangement by Unitholders, a hearing on the Arrangement will be held on December 15, 2010 by the Court. See “The Arrangement – Approvals – Court Approvals – Final Order”.

Following the Arrangement, New Penn West will be deemed to be a “successor issuer” to the Trust under the 1934 Act, and consequently the New Penn West Shares will be deemed to be registered pursuant to Section 12 of the 1934 Act and New Penn West will be subject to the applicable reporting and disclosure requirements under the 1934 Act. The Trust has applied to list the Common Shares to be issued and made issuable pursuant to the Arrangement on the NYSE. The NYSE listing requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See “The Arrangement – Approvals – Stock Exchange Listing Approvals”.

The New Penn West Shares issuable to Unitholders pursuant to the Arrangement will be freely transferable under the 1933 Act, except by persons who will be “affiliates” of New Penn West after the Arrangement. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Any resale of such New Penn West Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the 1933 Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell New Penn West Shares outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. If available, such affiliates (and former affiliates) may also resell such New Penn West Shares pursuant to Rule 144 under the 1933 Act.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the resale of New Penn West Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

Experts

Certain legal matters relating to the Arrangement have been passed upon by Burnet, Duckworth & Palmer LLP on behalf of the Penn West Parties. As at November 9, 2010, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units. John Brussa, a partner of Burnet, Duckworth & Palmer LLP, is a director and the Chairman of the Board of Penn West and will, following the completion of the Arrangement, be a director and the Chairman of the Board of New Penn West.

Certain legal matters relating to the Arrangement have been passed upon by Dorsey & Whitney LLP on behalf of the Penn West Parties. As at November 9, 2010, the partners and associates of Dorsey & Whitney LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units.

The principals of GLJ do not hold any Units as of the date hereof. The principals of Sproule do not hold any Units as of the date hereof.

KPMG LLP, the Trust’s auditors, AcquisitionCo’s auditors and the proposed auditors of New Penn West, are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants, Alberta.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Trust, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement and acquisition, holding and disposition of New Penn West Shares generally applicable to Unitholders and holders of New Penn West Shares (collectively, and for the purposes of this opinion only, “Holders”) who, for purposes of the Tax Act, and at all relevant times, hold their Units and will hold their New Penn West Shares as capital property and deal at arm’s length with, and are not affiliated with, any of the Penn West Parties or New Penn West. Units and New Penn West Shares will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who are resident in Canada for purposes of the Tax Act and whose Units or New Penn West Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Units and New Penn West Shares and every “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Holders who do not hold their Units as capital property or who will not hold their New Penn West Shares as capital property should consult their own tax advisors regarding their particular circumstances.

This summary does not apply to: (i) a Holder that is a “financial institution” for the purposes of the mark-to-market rules in the Tax Act; (ii) a Holder an interest in which is a “tax shelter investment” as defined in the Tax Act; (iii) a Holder that is a “specified financial institution” as defined in the Tax Act; or (iv) a Holder whose functional currency for the purposes of the Tax Act is the currency of a country other than Canada. Any Holders to which this paragraph applies should consult their own tax advisor with respect to the Arrangement.

This summary is based on the current provisions of the Tax Act and Burnet, Duckworth & Palmer LLP’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) publicly available prior to the date hereof. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and/or the acquisition, holding or disposition of New Penn West Shares. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, regulatory or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Holder. Holders should consult their own tax advisors as to the tax consequences to them of the Arrangement and/or the acquisition, holding or disposition of New Penn West Shares.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times and for the purposes of the Tax Act and any applicable income tax treaty, is resident or is deemed to be resident in Canada (a “Resident Holder”).

Exchange of Units for New Penn West Shares

A Resident Holder who transfers a Unit to New Penn West and receives a New Penn West Share under the Arrangement will generally be deemed to have: (i) disposed of the Unit for proceeds of disposition equal to the “cost amount” (as defined in the Tax Act) of such Unit to the Resident Holder immediately before the disposition; and (ii) acquired the New Penn West Share received on the exchange at a cost equal to the cost amount to the Resident Holder of the particular Unit so transferred. As a result, Resident Holders will generally not realize a capital gain or a capital loss on the transfer of their Units and receipt of New Penn West Shares.

The cost amount of a Unit to a Resident Holder immediately before the transfer pursuant to the Arrangement will generally be equal to the adjusted cost base of the Unit at that time. The cost of a New Penn West Share to a Resident Holder following the Arrangement will generally be the average of the cost of all New Penn West Shares held by such Resident Holder as capital property.

Holding and Disposing of New Penn West Shares

Dividends on New Penn West Shares

Dividends on New Penn West Shares will be included in a Resident Holder’s income for the purposes of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by New Penn West at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual will be entitled to an enhanced dividend tax credit in respect of such dividend. Penn West has advised that, to the extent permitted under the Tax Act, New Penn West intends to designate all dividends paid on the New Penn West Shares as eligible dividends for these purposes.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

In the case of a Resident Holder of New Penn West Shares that is a corporation, dividends received on the New Penn West Shares will be required to be included in computing the corporation’s income for the taxation year in which such dividends are received and will generally be deductible in computing the corporation’s taxable income.

A Resident Holder of New Penn West Shares that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received on the New Penn West Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

A Resident Holder of New Penn West Shares that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Disposition of New Penn West Shares

A disposition or deemed disposition of a New Penn West Share by a Resident Holder (other than in a tax deferred transaction or a disposition to New Penn West that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in the open market), will generally result in the Resident Holder realizing a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the New Penn West Share immediately before the disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” below.

Taxation of Capital Gains or Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year (subject to and in accordance with the rules contained in the Tax Act).

Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Resident Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains.

If the Resident Holder is a corporation, the amount of any capital loss otherwise realized on a disposition or deemed disposition of a share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Dissenting Unitholders Resident in Canada

Pursuant to the Arrangement, a Dissenting Unitholder who is a Resident Holder (a “Resident Dissenting Holder”) will be deemed to have transferred such Resident Dissenting Holder’s Units to the Trust and will be entitled to receive a cash payment from the Trust equal to the fair value of such Unit. Such a Resident Dissenting Holder will realize a capital gain (or a capital loss) equal to the amount by which the cash payment received from the Trust (exclusive of any interest) exceeds (or is less than) the aggregate of the adjusted cost base of the Units immediately before the disposition and any reasonable costs associated with the disposition. For a description of the tax treatment of capital gains and capital losses, see “Holders Resident in Canada – Taxation of Capital Gains or Capital Losses” above.

Interest awarded to a Resident Dissenting Holder by a court will be included in the Resident Dissenting Holder’s income for the purposes of the Tax Act. In addition, a Resident Dissenting Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including interest income.

Additional income tax considerations may be relevant to Resident Dissenting Holders and accordingly Resident Dissenting Holders should consult their own tax advisors.

Eligibility for Investment

Subject to the provisions of a particular plan, provided the New Penn West Shares are listed on a designated stock exchange for the purposes of the Tax Act (which includes the TSX) or that New Penn West qualifies as a “public corporation” for the purposes of the Tax Act, New Penn West Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered disability savings plans, registered education savings plans and tax-free savings accounts.

Notwithstanding that the New Penn West Shares may be a qualified investment for a trust governed by a tax-free savings account (a “TFSA”), the holder of a TFSA will be subject to a penalty tax on the New Penn West Shares held in the TFSA if such holder does not deal at arm’s length with New Penn West for purposes of the Tax Act or the holder has a “significant interest” (within the meaning of the Tax Act) in New Penn West or a corporation, partnership or trust with which New Penn West does not deal at arm’s length for purposes of the Tax Act. Holders intending to hold New Penn West Shares in a TFSA are advised to consult their own advisors.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, for purposes of the Tax Act and any relevant tax treaty, is not and is not deemed to be resident in Canada and who does not use or hold, and is not deemed to use or hold, their Units or the New Penn West Shares received under the Arrangement in carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).

Exchange of Units for New Penn West Shares

A Non-Resident Holder who transfers a Unit to New Penn West and receives a New Penn West Share under the Arrangement will generally be subject to the same Canadian federal income tax consequences as described above under the heading “Holders Resident in Canada – Exchange of Units for New Penn West Shares” as though each reference therein to a “Resident Holder” were read as a reference to a “Non-Resident Holder”.

Where a Unit held by a Non-Resident Holder is “taxable Canadian property” of the Non-Resident Holder, a New Penn West Share received upon the Arrangement will be deemed to be taxable Canadian property to the Non-Resident Holder.

Based on representations of Penn West, in its capacity as administrator of the Trust, a Unit will generally not be considered to be taxable Canadian property to a Non-Resident Holder at the time of the Arrangement unless, at any time during the 60-month period immediately preceding the Arrangement, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, held 25% or more of the issued Trust Units.

Non-Resident Dissenting Unitholders

Pursuant to the Arrangement, a Dissenting Unitholder who is a Non-Resident Holder (a “Non-Resident Dissenting Holder”) will be deemed to have transferred such Non-Resident Dissenting Holder’s Units to the Trust and will be entitled to receive a cash payment from the Trust equal to the fair value of the Non-Resident Dissenting Holder’s Units. A Non-Resident Dissenting Holder will be considered to have disposed of such Units for proceeds of disposition equal to the amount of the payment (exclusive of interest) received by the Non-Resident Dissenting Holder and will realize a capital gain (or a capital loss) equal to the amount by which such cash payment (exclusive of interest) exceeds (or is exceeded by) the adjusted cost base of such Units to the Non-Resident Dissenting Holder.

A Non-Resident Dissenting Holder will generally not be liable for tax under the Tax Act in respect of any capital gain realized on a disposition of such Units unless such Units are or are deemed to be taxable Canadian property to such Non-Resident Dissenting Holder and the Non-Resident Dissenting Holder is not entitled to relief under an applicable tax treaty between Canada and the Non-Resident Dissenting Holder’s country of residence. See the discussion above under “Holders Not Resident in Canada – Exchange of Units for New Penn West Shares” for a general discussion of Units being taxable Canadian property.

An amount paid in respect of interest awarded by the Court to a dissenting Non-Resident Dissenting Holder will generally not be subject to Canadian withholding tax.

Dividends on New Penn West Shares

Dividends paid or deemed to be paid to a Non-Resident Holder on New Penn West Shares will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of a tax treaty between Canada and the Non-Resident Holder’s jurisdiction of residence. Where the Non-Resident Holder is a United States resident entitled to benefits under the Canada-U.S. Tax Treaty and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

Disposition of New Penn West Shares

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of New Penn West Shares unless the New Penn West Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable tax treaty between Canada and the country in which the Non-Resident Holder is resident.

Provided the New Penn West Shares are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the TSX) at the time of disposition, the New Penn West Shares will generally not constitute taxable Canadian property to a Non-Resident Holder, unless at any time during the 60-month period immediately preceding the disposition of the New Penn West Share: (i) the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of New Penn West; and (ii) more than 50% of the fair market value of the New Penn West Share was derived directly or indirectly, from one or any combination of real or immovable property situated in Canada, Canadian resource property, timber resource property, or any option in respect of, or interest in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, New Penn West Shares could be deemed to be taxable Canadian property to a Non-Resident Holder (see, for example, “Holders Not Resident in Canada – Exchange of Units for New Penn West Shares”.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) with respect to the Arrangement and the ownership and disposition of New Penn West Shares received pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the Arrangement or as a result of the ownership and disposition of New Penn West Shares received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. state and local and foreign tax consequences of the Arrangement and the ownership and disposition of New Penn West Shares received pursuant to the Arrangement.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of New Penn West Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

NOTICE PURSUANT TO IRS CIRCULAR 230: NOTHING CONTAINED IN THIS SUMMARY CONCERNING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, BY A U.S. HOLDER, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL TAX PENALTIES UNDER THE CODE (AS DEFINED BELOW). THIS SUMMARY WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED BY THIS INFORMATION CIRCULAR. EACH U.S. HOLDER SHOULD SEEK U.S. FEDERAL TAX ADVICE, BASED ON SUCH U.S. HOLDER’S PARTICULAR CIRCUMSTANCES, FROM AN INDEPENDENT TAX ADVISOR.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Information Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Units participating in the Arrangement (or after the Arrangement, New Penn West Shares) or exercising Dissent Rights pursuant to the Arrangement that is for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the U.S.; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia; (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (iv) a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions, or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Units participating in the Arrangement or exercising Dissent Rights that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences applicable to non-U.S. Holders arising from the Arrangement, or the ownership and disposition of New Penn West Shares received pursuant to the Arrangement. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the Arrangement and the ownership and disposition of New Penn West Shares received pursuant to the Arrangement.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following: (i) any conversion into Units or New Penn West Shares of any notes, debentures or other debt instruments; (ii) any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving any rights to acquire Units or New Penn West Shares, including the Unit Rights and Convertible Debentures; (iii) any effect of the Arrangement on the DRIP Plan, TURIP, LTRIP or ERSP; and (iv) any transaction, other than the Arrangement, in which Units or New Penn West Shares are acquired.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following: (i) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) U.S. Holders that have a “functional currency” other than the U.S. dollar; (v) U.S. Holders that own Units (or after the Arrangement, New Penn West Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

(vi) U.S. Holders that acquired Units (or after the Arrangement, New Penn West Shares) in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) U.S. Holders that hold Units (or after the Arrangement, New Penn West Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) partnerships and other pass-through entities (and investors in such partnerships and entities); and (ix) U.S. Holders that own, directly, indirectly, or by attribution, five percent or more, by voting power or value, of the outstanding Units (or after the Arrangement, New Penn West Shares). This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (i) U.S. expatriates or former long-term residents of the U.S.; (ii) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (iii) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Units (or after the Arrangement, New Penn West Shares) in connection with carrying on a business in Canada; (iv) persons whose Units (or after the Arrangement, New Penn West Shares) constitute “taxable Canadian property” under the Tax Act; or (v) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the Arrangement and the ownership and disposition of New Penn West Shares received pursuant to the Arrangement.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Units (or after the Arrangement, New Penn West Shares), the U.S. federal income tax consequences to such partnership and the partners of such partnership of participating in the Arrangement and the ownership of New Penn West Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of New Penn West Shares received pursuant to the Arrangement.

Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, U.S. federal alternative minimum tax or foreign tax consequences to U.S. Holders resulting from the Arrangement or the ownership and disposition of New Penn West Shares received pursuant to the Arrangement. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local tax, U.S. federal estate and gift, U.S. federal alternative minimum tax and foreign tax consequences of the Arrangement and the ownership and disposition of New Penn West Shares received pursuant to the Arrangement.

Classification of the Trust as a Foreign Corporation

Although the Trust is organized as an unincorporated trust under Canadian law, it should be classified as a foreign corporation for U.S. federal income tax purposes under current Treasury Regulations.

Accordingly, the Units should be treated as shares of stock of a foreign corporation for U.S. federal income tax purposes. This summary reflects this classification and employs terminology consistent with this classification. In the event that the Trust is not treated as a corporation for U.S. federal income tax purposes, the tax consequences of the Arrangement will be materially different.

Certain U.S. Federal Income Tax Consequences of the Arrangement

Characterization of the Arrangement

Pursuant to the Arrangement, U.S. Holders will exchange their Units and receive New Penn West Shares (the “Exchange”). In addition, under the Plan of Arrangement, the Trust and related entities will engage in certain restructuring transactions, including the wind up of the Trust and the transfer of all of its assets to New Penn West, and the Amalgamation of AcquisitionCo, Penn West and 960347 to form New Penn West (hereinafter for purposes of this summary, the “Arrangement Transactions”). This summary assumes that the Exchange and the Arrangement Transactions will constitute a single integrated transaction for U.S. federal income tax purposes under which U.S. Holders are treated as exchanging their Units for New Penn West Shares.

There is no legal authority directly addressing the U.S. federal income tax treatment of a transaction such as the Arrangement. Although not free from doubt, the Arrangement should qualify as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code (a “Reorganization”). However, neither the Trust nor New Penn West has sought or obtained either a ruling from the IRS or an opinion of counsel regarding any of the tax consequences of the Arrangement. Accordingly, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization, or that the U.S. courts will uphold the status of the Arrangement as a Reorganization, in the event of an IRS challenge. The tax consequences of the Arrangement qualifying as a Reorganization are discussed below. U.S. Holders should consult their own U.S. tax advisors regarding the proper tax reporting of the Arrangement.

Tax Consequences if the Arrangement Qualifies as a Reorganization

If the Arrangement qualifies as a Reorganization, and the “passive foreign investment company” (“PFIC”) rules discussed below do not apply, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	no gain or loss will be recognized by a U.S. Holder on the exchange of Units for New Penn West Shares pursuant to the Arrangement;

(b)	the tax basis of a U.S. Holder in the New Penn West Shares acquired in exchange for Units pursuant to the Arrangement will be equal to such U.S. Holder’s tax basis in the Units exchanged;

(c)	the holding period of a U.S. Holder for the New Penn West Shares acquired in exchange for Units pursuant to the Arrangement will include such U.S. Holder’s holding period for Units; and

(d)	U.S. Holders who exchange Units for New Penn West Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

The IRS could challenge a U.S. Holder’s treatment of the Arrangement as a Reorganization. If this treatment were successfully challenged, then the Arrangement would be treated as a taxable transaction, with the consequences discussed immediately below (including the recognition of any realized gain).

Treatment of the Arrangement as a Taxable Transaction

If the Arrangement does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed below, then the following U.S. federal income tax consequences will result for U.S. Holders:

(a)	a U.S. Holder will recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value (expressed in U.S. dollars) of the New Penn West Shares received in exchange for Units pursuant to the Arrangement, and (ii) the adjusted tax basis (expressed in U.S. dollars) of such U.S. Holder in Units exchanged;

(b)	the tax basis of a U.S. Holder in the New Penn West Shares received in exchange for Units pursuant to the Arrangement would be equal to the fair market value of such New Penn West Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the New Penn West Shares received in exchange for Units pursuant to the Arrangement will begin on the day after the date of receipt.

Any gain or loss described in clause (a) immediately above generally would be capital gain or loss, which will be long-term capital gain or loss if such Units are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code.

U.S. Holders Exercising Dissent Rights

A U.S. Holder that exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of such U.S. Holder’s Units generally will recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for Units (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income), and (b) the tax basis of such U.S. Holder in such Units surrendered. Subject to the PFIC rules discussed in this summary, such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if such Units have been held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. Deductions for capital losses are subject to complex limitations under the Code.

Ownership of New Penn West Shares

Distributions With Respect to New Penn West Shares

Subject to the PFIC rules discussed below, a U.S. Holder that receives a distribution (including a constructive distribution, but excluding certain pro rata distributions of stock described in Section 305 of the Code) with respect to the New Penn West Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of New Penn West, as determined under U.S. federal income tax rules. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of New Penn West, such distribution will be treated (i) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the New Penn West Shares, and (ii) thereafter, as gain from the sale or exchange of such New Penn West Shares. (See the more detailed discussion below under the heading “Disposition of New Penn West Shares”). However, New Penn West may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore may have to assume that any distribution by New Penn West with respect to New Penn West Shares will constitute ordinary dividend income. Dividends paid on the New Penn West Shares generally will not be eligible for the “dividends received deduction” generally available to U.S. corporate shareholders receiving dividends from U.S. corporations.

Unless applicable tax provisions are extended by legislation, a dividend paid by New Penn West to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Disposition of New Penn West Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of New Penn West Shares in an amount equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) such U.S. Holder’s tax basis in the New Penn West Shares sold or otherwise disposed of. Subject to the PFIC rules, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the New Penn West Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Trust or New Penn West is or becomes a PFIC for any tax year in which a U.S. Holder held Units or New Penn West Shares, the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the Arrangement or the ownership and disposition of New Penn West Shares received pursuant to the Arrangement.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to the applicable “look through” rules, either (i) at least 75 percent of its gross income is “passive” income (the “income test”), or (ii) at least 50 percent of the quarterly average of the fair market value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). In determining whether or not a corporation is classified as a PFIC, a non-U.S. corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

Special, and generally unfavorable, rules are applicable to U.S. Holders owning shares in a PFIC, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale or other disposition and certain dividends, unless the U.S. Holder makes a timely and effective election to be taxed under an alternative regime. In addition, any dividends will not be qualified dividends, and will not be eligible for the reduced rate that may apply to certain dividends received by U.S. Holders that are not corporations.

The Trust believes that it never has been a PFIC and, based on its current business plans, current operations and financial projections, the Trust does not believe that it will be considered a PFIC during its current tax year.

Based on current business plans, current operations and financial projections, the Trust does not expect New Penn West to be classified as a PFIC for its current tax year or in the foreseeable future.

However, the determination of whether or not the Trust or New Penn West is a PFIC for any tax year is made on an annual basis and is based on the types of income the Trust or New Penn West earns and the types and value of the Trust’s or New Penn West’s assets from time to time, all of which are subject to change. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Furthermore, whether the Trust or New Penn West will be a PFIC for the current taxable year and each subsequent taxable year depends on its assets and income over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Information Circular. Accordingly, there can be no assurance that the IRS will not challenge the determination made by the Trust or New Penn West concerning its PFIC status or that the Trust or New Penn West will not be a PFIC for any taxable year.

Additional Considerations

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of New Penn West Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a tax year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the New Penn West Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of New Penn West Shares, or on the sale, exchange or other taxable disposition of New Penn West Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes.

Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their New Penn West Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to the PFIC rules.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of (i) distributions on the New Penn West Shares, (ii) proceeds arising from the sale or other taxable disposition of New Penn West Shares, or (iii) any cash payments received in connection with the Arrangement (including, but not limited to, U.S. Holders exercising Dissent Rights under the Arrangement) generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (A) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (B) furnishes an incorrect U.S. taxpayer identification number, (C) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (D) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

OTHER TAX CONSIDERATIONS

This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Unitholders who are resident in jurisdictions other than Canada or the United States should consult their own tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning New Penn West Shares after the Arrangement. Unitholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding New Penn West Shares.

INFORMATION CONCERNING THE PENN WEST PARTIES

The Trust

General

The Trust is an open-end investment trust created on April 22, 2005 under the laws of the Province of Alberta pursuant to the Penn West Trust Indenture. The Trustee has been appointed as trustee under the Penn West Trust Indenture. The Unitholders are the beneficiaries of the Trust. The Unitholders receive a monthly cash distribution that is derived from the producing oil and gas assets owned by the Trust’s subsidiaries.

Inter-Corporate Relationships

The following are the names, the percentage of votes attaching to all voting securities beneficially owned, or controlled or directed, directly or indirectly, by the Trust, and the jurisdiction of incorporation, continuance, formation or organization of our direct and indirect material subsidiaries.

	Percentage of Votes	Nature of Entity	Jurisdiction of Incorporation / Formation
Penn West Petroleum Ltd.	100%	Corporation	Alberta
Penn West Petroleum	100%	General Partnership	Alberta

Business of the Trust

The Trust’s principal undertaking is to issue Units and to acquire and hold securities, net profit interests, royalties, notes and other interests issued by its subsidiaries. The Trust’s direct and indirect subsidiaries carry on the business of acquiring, exploring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. A portion of the funds flow generated by these assets is paid by the Trust’s subsidiaries to the Trust by way of (i) interest and principal payments on unsecured subordinated promissory notes issued by certain of the Trust’s subsidiaries to the Trust, and (ii) payments under net profits agreements between the Trust and certain of its subsidiaries.

The vast majority of the proved plus probable reserves of the Trust’s subsidiaries are located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Manitoba, and in the Northwest Territories. The Trust’s subsidiaries also have minor proved plus probable reserves interests in the United States in the States of Montana, Wyoming and North Dakota.

See “Penn West Energy Trust”, “General Development of the Business” and “Description of Our Business” in the Trust AIF, which is incorporated by reference herein.

Penn West

Penn West is a corporation amalgamated under the laws of the province of Alberta that carries on the business of oil and natural gas exploration, development, acquisition and production in western Canada. Penn West is the administrator of the Trust and is a direct wholly-owned subsidiary of the Trust.

Other Penn West Parties

Each of the Penn West Parties other than the Trust and Penn West is a corporation, trust or partnership formed and governed by the laws of the Province of Alberta, each of which is a direct or indirect wholly-owned subsidiary of the Trust. Each of 960347, ABC Trust, CRP, PROP Holdco, PROP LP, PWP, Sask Trust, Trocana and Ventures Trust either carries on the business of oil and natural gas exploration, development, acquisition and production in western Canada or holds securities in another Penn West Party that does. Acclaim Trust, Petrofund Trust, Starpoint Trust and Vault Trust are not actively carrying on business at present.

The registered and/or head office of each of the Penn West Parties is located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Ongoing Acquisition, Disposition, Farm-Out and Financing Activities

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its on-going asset portfolio management program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or in the aggregate could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

Potential Dispositions and Farm-Outs

The Trust continues to evaluate potential dispositions of its petroleum and natural gas assets as part of its on-going portfolio asset management program. In addition, the Trust continues to evaluate potential farm-out opportunities with other industry participants in respect of its petroleum and natural gas assets in circumstances where the Trust believes it is prudent to do so based on, among other things, its capital program, development plan timelines and the risk profile of such assets. The Trust is normally in the process of evaluating several potential dispositions of its assets and farm-out opportunities at any one time, which individually or in the aggregate could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material dispositions or farm-outs. The Trust cannot predict whether any current or future opportunities will result in one or more dispositions or farm-outs for the Trust.

Potential Financings

The Trust continuously evaluates its capital structure, liquidity and capital resources, and financing opportunities that arise from time to time. The Trust may in the future complete financings of Units and the Trust or Penn West may in the future complete financings of debt (which may be convertible into Units) for purposes that may include the financing of acquisitions, the financing of the Trust’s operations and capital expenditures, and the repayment of indebtedness. As of the date hereof, neither the Trust nor Penn West has reached agreement on the pricing or terms of any potential material financing. The Trust cannot predict whether any current or future financing opportunity will result in one or more material financings being completed.

Significant Acquisitions

Penn West has not completed an acquisition during its most recently completed financial year and up to the date of this document that is a significant acquisition for the purposes of Part 8 of National Instrument 51-102. In addition, there are no proposed acquisitions that have progressed to a state where a reasonable person would believe that the likelihood of the acquisition being completed is high and that would be a significant acquisition for the purposes of Part 8 of National Instrument 51-102 if completed as of the date of this Information Circular.

Documents Incorporated by Reference

Information in respect of the Trust and its subsidiaries has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request, without charge, from the Investor Relations Department of Penn West either: in person, at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3; by telephone (toll free: 1-888-770-2633); or by email (investor_relations@pennwest.com). In addition, copies of the documents incorporated herein by reference may be obtained from the securities commissions or similar authorities in Canada through the SEDAR website at www.sedar.com and in the United States through the EDGAR website at www.sec.gov. Financial information respecting the Trust is provided in the Trust’s financial statements and management’s discussion and analysis, which are incorporated herein by reference.

The following documents of the Trust, filed with the various securities commissions or similar authorities in the jurisdictions where the Trust is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Information Circular:

(a)	the Annual Information Form of the Trust dated March 18, 2010 in respect of the Trust’s financial year ended December 31, 2009 (the “Trust AIF”);

(b)	the audited annual consolidated financial statements of the Trust and notes thereto as at and for the fiscal years ended December 31, 2009 and 2008, respectively, together with the report of the auditors thereon and the auditors’ report on the Trust’s internal control over financial reporting as of December 31, 2009 (the “Trust 2009 Annual Financial Statements”);

(c)	the supplemental note to the Trust 2009 Annual Financial Statements titled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”, together with the auditors’ report thereon (the “Trust 2009 Annual Financial Statement Reconciliation”);

(d)	the management’s discussion and analysis of the financial condition and results of operations of the Trust for the year ended December 31, 2009 (the “Trust 2009 MD&A”);

(e)	the unaudited interim consolidated financial statements of the Trust and notes thereto as at and for the three and nine month periods ended September 30, 2010 (the “Trust 2010 Q3 Financial Statements”);

(f)	the supplemental note to the Trust 2010 Q3 Financial Statements titled “Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Unaudited)”;

(g)	the management’s discussion and analysis of the financial condition and results of operations of the Trust for the three and nine month periods ended September 30, 2010 (the “Trust 2010 Q3 MD&A”);

(h)	the Information Circular and Proxy Statement of the Trust dated May 4, 2010 relating to the annual meeting of the Unitholders held on June 8, 2010 (the “Trust AGM Circular”); and

(i)	the material change report of the Trust dated May 25, 2010 relating to the agreement entered into among the Trust, Penn West and Land Breeze II s.a.r.l. (“Land Breeze”), a wholly-owned subsidiary of China Investment Corporation, providing for (i) the formation of a joint venture that will develop Penn West’s bitumen assets located in the Peace River area of northern Alberta, and (ii) Land Breeze’s agreement to purchase Units on a private placement basis.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus, filed by the Trust with the securities commissions or similar authorities in the provinces of Canada subsequent to the day of this Information Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

Price Range and Trading Volume of Securities

Trust Units

The Units are listed and traded on the TSX under the symbol PWT.UN and on the NYSE under the symbol PWE. The following tables set forth certain trading information for the Units in 2010 as reported by the TSX and the NYSE.

	TSX
Period	Unit price ($) High	Unit price ($) Low	Volume
January	19.47	17.44	14,232,894
February	21.57	17.65	21,308,547
March	22.35	20.56	22,029,064
April	22.33	19.68	19,007,959
May	20.60	17.09	28,390,926
June	21.85	19.36	23,235,589
July	20.98	19.86	14,465,015
August	20.77	19.65	17,084,792
September	20.85	18.30	31,215,151
October	23.50	20.51	22,900,492
November (1 – 9)	23.96	22.78	8,104,790

	NYSE
Period	Unit price (US$) High	Unit price (US$) Low	Volume
January	18.88	16.30	37,829,723
February	20.51	16.54	47,370,654
March	21.81	20.07	38,786,842
April	22.32	19.52	40,555,257
May	20.32	16.00	64,017,583
June	21.49	18.36	36,179,116
July	20.35	18.83	28,066,146
August	20.09	18.70	28,588,156
September	20.33	17.71	44,924,418
October	22.89	19.98	48,711,298
November (1 – 9)	23.95	22.53	12,964,488

On November 9, 2010, the last trading day prior to the date of this Information Circular, the closing price of the Units was $23.17 on the TSX and US$23.04 on the NYSE (as reported by such stock exchanges).

7.2% Debentures

The 7.2% Debentures are listed and traded on the TSX under the symbol “PWT.DB.E”. The following table sets forth certain trading information for the 7.2% Debentures in 2010 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 7.2% Debentures).

	TSX
Period	Debenture price ($) High	Debenture price ($) Low	Volume
January	103.00	100.20	2,520
February	103.01	102.11	1,940
March	104.30	103.06	19,060
April	103.50	102.66	4,050
May	102.65	101.75	2,320
June	103.75	102.35	1,980
July	103.00	102.51	1,100
August	102.66	102.55	670
September	103.49	102.50	1,800
October	103.48	102.51	1,950
November (1 – 9)	103.00	102.41	320

On November 9, 2010, the last trading day prior to the date of this Information Circular, the closing price of the 7.2% Debentures was $102.41 on the TSX (as reported by the TSX).

6.5% Debentures

The 6.5% Debentures are listed and traded on the TSX under the symbol “PWT.DB.F”. The following table sets forth certain trading information for the 6.5% Debentures in 2010 as reported by the TSX (with each unit of volume traded being equal to $100 principal amount of 6.5% Debentures).

	TSX
Period	Debenture price ($) High	Debenture price ($) Low	Volume
January	104.00	101.00	117,023
February	104.50	102.31	13,930
March	104.00	102.60	20,870
April	103.50	102.05	19,660
May	104.00	101.75	28,950
June	103.50	101.80	17,025
July	103.50	102.50	14,520
August	103.26	102.50	19,490
September	104.00	102.98	21,930
October	103.80	103.11	22,650
November (1 – 9)	103.70	103.30	4,440

On November 9, 2010, the last trading day prior to the date of this Information Circular, the closing price of the 6.5% Debentures was $103.50 on the TSX (as reported by the TSX).

Prior Sales

The Trust has not sold or issued any Units or securities convertible into Units during the period from November 1, 2009 to November 9, 2010, inclusive, except as set forth below:

(a)	the Trust issued 6,281,713 Units pursuant to the DRIP Plan at a weighted average issue price of approximately $18.83 per Unit for aggregate consideration of approximately $118 million;

(b)	the Trust issued 1,932,926 Units pursuant to the ERSP at a weighted average issue price of approximately $19.80 per Unit with an aggregate value of approximately $38 million;

(c)	the Trust issued 3,487,282 Units on exercise of Unit Rights granted pursuant to the TURIP at a weighted average issue price of approximately $14.53 per Unit for aggregate consideration of approximately $50,654,541 million;

(d)	the Trust issued 922,580 Units on conversion, maturity and/or redemption of convertible debentures at a weighted average issue price of approximately $19.44 per Unit for aggregate consideration of approximately $18 million;

(e)	the Trust issued 23,524,209 Units to Land Breeze pursuant to a private placement on June 1, 2010 at an issue price of approximately $18.48 per Unit for aggregate gross proceeds of approximately $435 million; and

(f)	the Trust granted 7,454,290 Unit Rights exercisable to acquire an equal number of Units pursuant to the TURIP at a weighted average exercise price of $20.80 per Unit.

Distributions to Unitholders

During the periods indicated, we have declared the following amount of cash distributions per Unit, each amount being paid in the following month:

Month	2010 ($)	2009 ($)	2008 ($)	2007 ($)
January	0.15	0.23	0.34	0.34
February	0.15	0.23	0.34	0.34
March	0.15	0.23	0.34	0.34
April	0.15	0.15	0.34	0.34
May	0.15	0.15	0.34	0.34
June	0.15	0.15	0.34	0.34
July	0.15	0.15	0.34	0.34
August	0.15	0.15	0.34	0.34
September	0.09	0.15	0.34	0.34
October	0.09	0.15	0.34	0.34
November	—	0.15	0.34	0.34
December	—	0.15	0.34	0.34

Total	1.38	2.04	4.08	4.08

Future distributions are subject to the discretion of the Board and may vary depending on, among other things, the current and anticipated commodity price environment, production levels and the amount of capital expenditures that the Trust’s subsidiaries make. Cash distributions to Unitholders are not assured or guaranteed. See “Corporate Governance – Distributions and Distribution Policy” and “Risk Factors” in the Trust AIF.

Legal Proceedings and Regulatory Actions

There are no legal proceedings that the Trust is or was a party to, or that any of the Trust’s property is or was the subject of, during the most recently completed financial year and the current financial year, that were or are material to the Trust, and there are no such material legal proceedings that the Trust knows to be contemplated. For the purposes of the foregoing, a legal proceeding is not considered to be “material” by the Trust if it involves a claim for damages and the amount involved, exclusive of interest and costs, does not exceed 10 percent of the Trust’s current assets, provided that if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the Trust has included the amount involved in the other proceedings in computing the percentage.

There were no: (i) penalties or sanctions imposed against the Trust by a court relating to securities legislation or by a security regulatory authority during our most recently completed financial year or during the current financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against the Trust that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements the Trust entered into before a court relating to securities legislation or with a securities regulatory authority during the Trust’s most recently completed financial year or during the current financial year.

Auditors, Transfer Agents and Registrars

The auditors of the Trust are KPMG LLP, Chartered Accountants, Calgary, Alberta.

The transfer agent and registrar for the Units in Canada is CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. The co-transfer agent and registrar for the Units in the United States is BNY Mellon Shareowner Services at its principal offices in Jersey City, New Jersey.

The transfer agent and registrar for the 7.2% Debentures is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. The transfer agent and registrar for the 6.5% Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

INFORMATION CONCERNING NEW PENN WEST AND ACQUISITIONCO

The Arrangement will result in the reorganization of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company (New Penn West) that will be named “Penn West Petroleum Ltd.” and that, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries. New Penn West will be formed under the ABCA pursuant to the Amalgamation of AcquisitionCo, Penn West and 960347.

AcquisitionCo was incorporated on October 25, 2010 pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.

New Penn West will retain the current management team and personnel from Penn West and will continue to be led by William E. Andrew as Chief Executive Officer and Murray R. Nunns as President and Chief Operating Officer. The current members of the Board will form the board of directors of New Penn West.

The registered and head office of AcquisitionCo is (and the registered and head office of New Penn West will be following the completion of the Arrangement) located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

New Penn West will become a reporting issuer in all provinces of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Following the Arrangement, New Penn West will be deemed to be a “successor issuer” to the Trust under the 1934 Act, and consequently the New Penn West Shares will be deemed to be registered pursuant to Section 12 of the 1934 Act and New Penn West will be subject to the applicable reporting and disclosure requirements under the 1934 Act.

Reference is made to “Appendix D—Information Concerning New Penn West and AcquisitionCo “ for a more detailed description of New Penn West and AcquisitionCo.

RISK FACTORS

Other than risk factors relating to the structure of the Trust, risk factors relating to the Trust and its subsidiaries will generally continue to apply to New Penn West after the Effective Date and will not be affected by the Arrangement. The risks associated with the Trust and its subsidiaries are described in the Trust AIF under the heading “Risk Factors” and in the Trust 2010 Q3 MD&A under the heading “Business Risks”, both of which are incorporated by reference into this Information Circular.

There are a number of additional risk factors relating to the Arrangement that prospective investors should carefully consider. These risk factors are described below.

Required Judicial and Regulatory Approvals

Completion of the steps contemplated by the Arrangement Agreement and the Plan of Arrangement requires that the Trust obtain judicial and regulatory approvals. Such approvals include, without limitation, issuance of the Final Order, conditional approval of the TSX and the NYSE for the listing of the New Penn West Shares and conditional approval of the TSX for the listing of the Convertible Debentures. Failure to obtain the Final Order, TSX approvals, NYSE approval or other regulatory approvals on terms acceptable to the Board could result in a decision to not proceed with the Arrangement. If any of the required approvals cannot be obtained on terms satisfactory to the Board, or at all, the Arrangement Agreement (including the Plan of Arrangement) may have to be amended in order to mitigate the negative consequence of the failure to obtain any such approval. In the event that the Arrangement Agreement or Plan of Arrangement cannot be amended so as to mitigate the negative consequences of the failure to obtain a required approval or consent, the Arrangement may not proceed. If the Arrangement is not completed, the market price of the Units may be adversely affected. See “The Arrangement – Arrangement Agreement”.

Failure to Realize Anticipated Benefits of the Arrangement

While the Trust believes that completing the Arrangement will allow it to achieve the benefits described in this Information Circular (see “Background to and Reasons for the Arrangement – Benefits of the Arrangement”), there is no guarantee that the Trust will realize any of the benefits, whether as described herein or at all.

There are a number of additional risk factors relating to the activities of New Penn West and the ownership of New Penn West Shares following the Effective Date which prospective investors should carefully consider. These risk factors are set forth in “Appendix D – Information Concerning New Penn West and AcquisitionCo – Risk Factors”.

Unitholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust’s public disclosure record, before making an investment decision. Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of Units and New Penn West Shares.

OTHER MATTERS TO BE CONSIDERED AT THE MEETING

Approval of Option Plan

At a meeting of the Board held on November 5, 2010, the Board approved the Option Plan for New Penn West in the form attached to this Information Circular as Appendix E.

If the Arrangement Resolution is approved by Unitholders at the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the Option Plan.

Background Information

Equity-based incentive compensation such as the Option Plan (and currently the TURIP) is an integral component of compensation for employees, officers and consultants. The attraction and retention of qualified personnel has been identified as one of the key risks to New Penn West’s long-term strategic growth plan. The Option Plan is intended to maintain New Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of its long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of New Penn West and by strengthening the alignment of the interests of personnel with the interests of the New Penn West shareholders.

If approved, the Option Plan will replace the TURIP following the Effective Date and no further Share Rights will be granted under the Amended TURIP. As a result, the Option Plan will be the only equity-based compensation plan of New Penn West pursuant to which rights will continue to be granted to acquire New Penn West Shares from treasury. Although the ERSP is currently an equity-based compensation plan pursuant to which Units are issued from treasury, in connection with New Penn West’s assumption of the obligations of the Trust under the ERSP pursuant to the Arrangement, the ERSP will be amended to provide that following the Effective Date New Penn West Shares will only be acquired through open-market purchases on the TSX. Although the Amended LTRIP (in which directors and officers do not participate) and the DSU Plan (in which only non-management directors will participate) will be equity-linked compensation plans in the sense that the value of rights issued under such plans will track the price of the New Penn West Shares, rights issued under those plans will only be settled in cash.

Summary of the Option Plan

The purpose of the Option Plan is to aid in attracting, retaining and motivating the officers, employees and other eligible service providers (collectively, “Service Providers”) of New Penn West and its subsidiaries and affiliates (collectively, the “Penn West Group”) in the growth and development of the Penn West Group by providing them with the opportunity through Options to acquire an increased proprietary interest in New Penn West.

The Option Plan will be administered by a committee of the Board comprised of one or more directors appointed by the Board to administer the Plan or, if no such committee is appointed, the Board (in each case, the “Committee”). The Committee may designate eligible Service Providers to the Penn West Group to whom Options may be granted and the number of New Penn West Shares to be optioned to each, provided that the number of New Penn West Shares to be optioned will not exceed the limitations set out below:

(a)	the maximum number of New Penn West Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time will be limited to 10% of the aggregate number of issued and outstanding New Penn West Shares, less the number of New Penn West Shares issuable (or reserved for issuance) pursuant to all other security based compensation arrangements (including the Amended TURIP);

(b)	the number of New Penn West Shares issuable (or reserved for issuance) to insiders, at any time, under all security based compensation arrangements, will not exceed 5% of the issued and outstanding New Penn West Shares;

(c)	the number of New Penn West Shares issued to insiders, within any one year period, under all security based compensation arrangements, will not exceed 2% of the issued and outstanding New Penn West Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years (a “Rolling Three Year Period”) shall not exceed 2.0% (for greater certainty, the first Rolling Three Year Period will include the 2011, 2012 and 2013 calendar years, the second Rolling Three Year Period will include the 2012, 2013 and 2014 calendar years, and so forth on a rolling three year basis); and

(e)	directors of New Penn West who are not also employees of New Penn West are not entitled to participate in the Option Plan.

For the purposes of paragraph (d) above, “Annual Grant Rate” means the percentage obtained using the following formula: % = 100 * (X / Y); where (i) X = the number of Options granted in any calendar year; and (ii) Y = the weighted average number of New Penn West Shares that are outstanding (on a non-diluted basis) during such calendar year (provided that for the purposes of calculating the Annual Grant Rate for 2011, the Restricted Options issued on January 1, 2011 in connection with the Arrangement pursuant to the Option Plan will not be counted in the calculation).

Paragraphs (a) through (e) above are collectively referred to as the “Option Grant Restrictions”.

Any increase in the issued and outstanding New Penn West Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of New Penn West Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under the Option Plan. Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof will result in the New Penn West Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to the Option Plan to the extent of any New Penn West Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

The Committee may, in its sole discretion, determine: (i) the time during which Options will vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-fifth of the total number of New Penn West Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant. Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the option agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted. The exercise price of Options will be fixed by the Committee when Options are granted, provided that the exercise price of Options may not be less than the Market Price of the New Penn West Shares at the time an Option is granted (or such other minimum price as may be required by the stock exchange on which the New Penn West Shares are listed at the time of grant). “Market Price” means the volume weighted average trading price of the New Penn West Shares on the TSX for the five trading days immediately preceding the time of grant, calculated by dividing the total value by the total volume of New Penn West Shares traded for the five trading-day period. The period during which an Option is exercisable shall, subject to the provisions of the Option Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six years, as may be determined by the Committee, and in the absence of any determination to the contrary will be six years from the date of grant (the “Termination Date”). Options will not be assignable by the optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms thereof, such Options will become null and void.

Unless New Penn West and an optionee agree otherwise in an option agreement or other written agreement (such as an agreement of employment or consultancy), each Option will provide that:

(a)	upon the death of the optionee: (i) the Option will terminate on the date determined by the Committee, which shall not be more than twelve months from the date of death and, in the absence of any determination to the contrary, will be twelve months from the date of death (subject to earlier termination on the Termination Date); and (ii) the number of New Penn West Shares that the optionee (or his or her heirs or successors) will be entitled to purchase until such date of Option termination shall be all of the New Penn West Shares that may be acquired on exercise of the Options held by such optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options will be accelerated on the date of death for such purpose;

(b)

if the optionee shall no longer be a Service Provider to the Penn West Group by reason of termination of the optionee by the Penn West Group without cause: (i) the Option will terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the optionee is terminated by the Penn West Group, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 90 days following the date that the optionee is terminated (subject to earlier termination on the Termination Date); and (ii) the number of New Penn West Shares that the optionee will be entitled to purchase until such date of Option termination shall be: (A) the number of New Penn West Shares that the optionee is entitled to purchase on exercise of vested Options on the date that the optionee is terminated by the Penn West Group; plus (B) the number of New Penn West Shares that the Optionee is entitled to purchase on exercise of Options that vest following the date that the optionee is terminated by the Penn West Group and up to and including the first to occur of (I) the 60th day following the date that the optionee is terminated by the Penn West Group, and (II) the Termination Date;

(c)	if the optionee shall no longer be a Service Provider to the Penn West Group by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the optionee to exercise any Options that were vested on the date that the optionee was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)	if the Optionee shall no longer be a Service Provider to the Penn West Group by reason of the optionee’s resignation: (i) the Option will terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the optionee resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate 30 days following the date that the optionee resigns (subject to earlier termination on the Termination Date); and (ii) the number of New Penn West Shares that the optionee will be entitled to purchase until such date of Option termination will be the number of New Penn West Shares that the optionee was entitled to purchase on exercise of vested Options on the date that the Optionee resigned; and

(e)	if the optionee is no longer a Service Provider to the Penn West Group by reason of the optionee’s Retirement, such optionee’s Options shall remain in full force and effect and will continue to vest in accordance with their terms and will continue to be exercisable by the optionee from time to time in accordance with their terms until the Termination Date. “Retirement” means: (i) retirement from active employment or consultancy with the Penn West Group at or after age 60, provided that the optionee must have (A) provided continuous services to the Penn West Group for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with New Penn West that is acceptable to it; or (ii) retirement from active employment or consultancy with the Penn West Group in circumstances where the optionee has not reached the age of 60, but where the optionee’s age plus the optionee’s full years of service with the Penn West Group equals at least 70, provided that the optionee must have (A) provided continuous services to the Penn West Group for a minimum of fifteen years at the time of retirement and be at least age 55, and (B) the optionee has entered into a written agreement in respect of such retirement with New Penn West that is acceptable to it; or (iii) such other meaning as the Committee or the Board shall determine in its sole discretion.

It shall not be considered a termination of the Service Provider relationship if an optionee is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of: (i) the date when the Leave equals 90 days; and (ii) the date when an optionee’s right to re-employment is no longer guaranteed either by applicable laws or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship will be deemed to have ceased at the beginning of the Leave. If an optionee takes a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such optionee in order to take into account the period of the Leave.

If the normal expiry date of any Options falls within any Black-Out Period or within seven business days following the end of any Black-Out Period (the “Restricted Options”), then the expiry date of all Restricted Options will be extended to the date that is seven business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options. “Black-Out Period” means the period of time when, pursuant to any policies of New Penn West, any securities of New Penn West may not be traded by certain persons as designated by New Penn West, including any holder of an Option.

If permitted by the Committee, an optionee may elect to exercise an Option by surrendering such Option in exchange for the issuance of such number of New Penn West Shares as is equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. Upon exercise, the number of New Penn West Shares actually issued shall be deducted from the number of New Penn West Shares reserved with the TSX for future issuance under the Option Plan and the balance of the New Penn West Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance.

An optionee may make an offer (the “Surrender Offer”) to New Penn West, at any time, for the disposition and surrender by the optionee to New Penn West (and the termination thereof) of any Options for an amount (not to exceed the Fair Market Value of the New Penn West Shares less the exercise price of the Options) specified in the Surrender Offer by the optionee, and the Corporation may, but is not obligated to, accept the Surrender Offer. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates will be surrendered and terminated upon payment of the amount of the agreed Surrender Offer by New Penn West to the optionee. “Fair Market Value” means the weighted average of the prices at which the New Penn West Shares traded on the TSX for the five trading days on which the New Penn West Shares traded on the TSX immediately preceding such date.

In the event: (i) of any change in the New Penn West Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or (ii) that, as a result of any recapitalization, merger, consolidation or other transaction, the New Penn West Shares are converted into or exchangeable for any other securities or property; then the Board may make such adjustments to the Option Plan and to any Options, and may make such amendments to any option agreements, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to optionees and\or to provide for the optionees to receive and accept such other securities or property in lieu of New Penn West Shares, and the optionees will be bound by any such determination. If New Penn West fixes a record date for a distribution to all or substantially all of the holders of the New Penn West Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but will not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any option agreements to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

Except in the case of a transaction that is a Change of Control (as defined in the Option Plan), if New Penn West enters into any transaction or series of transactions whereby New Penn West or all or substantially all of the assets of New Penn West and its subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of takeover bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction New Penn West and the Successor will execute such instruments and do such things as necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of New Penn West under the Option Plan and the option agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of New Penn West under the Option Plan and option agreements. Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a takeover bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) New Penn West shall have the right to satisfy any obligations to the optionee in respect of any Options outstanding by paying to the optionee, in cash, and as proceeds of disposition for an optionee’s Options, the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the optionee would be entitled upon exercise of all unexercised Options. Any determinations as to fair market value of any securities will be made by the Committee, and any reasonable determination made by the Committee will be binding and conclusive and, upon payment as aforesaid, the Options will terminate.

If there takes place a Change of Control, all issued and outstanding Options will be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

Subject to the restrictions set forth below, the Board may, by resolution, amend or discontinue the Option Plan and any Option granted under it (together with any related option agreement) at any time without shareholder approval; provided however, that without the prior approval of the shareholders of New Penn West (or such other approval as may be required by the TSX or such other stock exchange on which the New Penn West Shares are listed and posted for trading), the Board may not: (i) increase the maximum number of New Penn West Shares issuable pursuant to this Plan; (ii) reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof; (iii) extend the term of an Option beyond the original expiry date of such Option; (iv) make an amendment to the Option Plan or an Option that would permit an optionee to assign or transfer an Option to a new beneficial optionee, other than for estate settlement purposes in the case of the death of an optionee; (v) make an amendment to the Option Plan that would add to the categories of persons eligible to participate therein, including to permit non-employee directors to participate in the Option Plan; (vi) make an amendment to the Option Plan to remove or amend the Option Grant Restrictions; or (vii) make an amendment to the Option Plan to remove or amend the amendment provisions described above. Any amendment to the Option Plan or to outstanding Options that requires approval of any stock exchange on which the New Penn West Shares are listed for trading may not be made without the approval of such stock exchange. The Board may amend or discontinue the Option Plan or outstanding Options at any time without the consent of an optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Option Plan. The Committee may amend or terminate the Option Plan or any outstanding Option at any time without the approval of the shareholders of New Penn West or any optionee whose Option is amended or terminated, in order to conform the Option Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

TSX Approval Requirements

The TSX has accepted notice of filing of the Option Plan, subject to certain conditions being satisfied including, among other things, that the Option Plan be approved by Unitholders in the manner described below. The policies of the TSX require that the Option Plan be approved every three years by shareholders of New Penn West.

Unitholder Approval Requirements

If the Arrangement Resolution is approved at the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve the adoption by New Penn West of the Option Plan:

“BE IT RESOLVED THAT:

1.	the Stock Option Plan of Penn West Petroleum Ltd. (“PWPL”), in a form substantially as set forth in Appendix E to the Information Circular and Proxy Statement of Penn West Energy Trust (the “Trust”) dated November 10, 2010, including the approval of up to a maximum of 10 percent of the number of issued and outstanding common shares of PWPL from time to time to be issued thereunder (less the number of common shares of PWPL issuable from treasury pursuant to all other security based compensation arrangements of PWPL), be and the same is hereby authorized and approved;

2.	the board of directors of PWPL may revoke this resolution before it is acted upon, without further approval of the unitholders of the Trust; and

3.	any one or more directors or officers of PWPL are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.”

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. The Board recommends that Unitholders vote FOR the resolution approving the Option Plan. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Units represented thereby in favour of the ordinary resolution approving the Option Plan.

The completion of the Arrangement is not conditional upon the passing of the resolution to approve the Option Plan. In the event that the Arrangement is completed and the proposed resolution to approve the Option Plan is not passed at the Meeting, the terms of the Amended TURIP will provide that New Penn West will continue to have the ability to grant Share Rights under the Amended TURIP. Alternatively, New Penn West may consider the provision of comparable compensation to its officers, employees and consultants in the form of other appropriate arrangements in addition to, or in lieu of, continuing to grant Share Rights under the Amended TURIP.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Trust and Penn West to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of the Trust or Penn West who will be specifically remunerated therefor. All costs of the solicitation for the Meeting will be borne by the Trust. The Trust has not made a decision to engage proxy solicitation agents to encourage the return of completed proxies by Unitholders and to solicit proxies in favour of the matters to be considered at the Meeting. However, the Trust may do so, and if it does, the costs in respect of such services would be paid by the Trust.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for Unitholders. The persons named in the enclosed form of proxy are directors and officers of Penn West. A Unitholder desiring to appoint a person (who need not be a Unitholder) to represent such Unitholder at the Meeting, other than the persons designated in the accompanying form of proxy, may do so either by inserting such person’s name in the blank space provided in the form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of CIBC Mellon Trust Company at Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile at 1-416-368-2502, in each case not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation. Unitholders may also use a touch tone telephone to transmit voting instructions on or before the date and time noted above, although Unitholders cannot use the telephone voting service to designate another person to attend and vote on their behalf at the Meeting. In addition, Unitholders may use the internet to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on the Unitholder’s behalf at the Meeting. For information regarding voting by telephone and voting by internet or appointing a proxy by internet, see “Voting of Proxies” below and the form of proxy for Unitholders.

A Unitholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Unitholder or by his attorney duly authorized in writing or, if the Unitholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of CIBC Mellon Trust Company not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The Record Date for the determination of Unitholders entitled to receive notice of and to vote at the Meeting is November 4, 2010. Only Unitholders whose names have been entered in the register of Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting. Unitholders who acquire Units after the Record Date will not be entitled to vote such Units at the Meeting. Each Unit outstanding on the Record Date is entitled to one vote at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Unitholder or his or her attorney authorized in writing, or if the Unitholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person’s capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Voting of Proxies

The persons named in the accompanying forms of proxy will vote the Units in respect of which they are appointed in accordance with the direction of the Unitholder appointing them. In the absence of such direction, the Units will be voted FOR the approval of the Arrangement Resolution and the other matters to be considered at the Meeting.

Voting by Telephone

Unitholders may use any touch-tone telephone to transmit their voting instructions. To do so, Unitholders must telephone toll-free 1-866-271-1207 (English only) and follow the instructions provided. Unitholders should have the instrument of proxy in hand when they call. Each Unitholders’ 13-digit control number is located on the instrument of proxy at the bottom left hand side. If you vote by telephone, your vote must be received by not later than 2:00 p.m. (Calgary time) on December 10, 2010 or on the second Business Day prior to the date of any adjournment of the Meeting. Unitholders cannot use the telephone voting service if they wish to designate another person as proxy to attend and vote on their behalf at the Meeting.

Voting by Internet

Unitholders may use the internet at www.eproxyvoting.com/pennwest to transmit their voting instructions and for electronic delivery of information. Unitholders should have the instrument of proxy in hand when they access the web site. Unitholders will be prompted to enter their 13-digit control number which is located on the instrument of proxy on the bottom left hand side. If Unitholders vote by internet, their vote must be received by not later than 2:00 p.m. (Calgary time) on December 10, 2010 or on the second Business Day prior to the date of any adjournment of the Meeting. The website may be used to appoint a proxy holder to attend and vote on a Unitholder’s behalf at the Meeting and to convey a Unitholder’s voting instructions. Please note that if a Unitholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment or voting instructions, a Unitholder may resubmit their proxy, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Penn West knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at November 9, 2010, there were 456,334,668 Units issued and outstanding. To the knowledge of the directors and executive officers of Penn West, as at November 9, 2010, no person or company beneficially owned, or controlled or directed, directly or indirectly, 10% or more of the Units.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each registered Unitholder at the close of business on the Record Date will be entitled to receive notice of, to attend at, and to vote at, the Meeting.

Pursuant to the Interim Order:

(a)	each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting;

(b)	the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting; and

(c)	a quorum at the Meeting shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than ten (10) percent of the outstanding Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

Approval of Option Plan

If the Arrangement Resolution is approved at the Meeting, Unitholders will also be asked to consider and, if deemed advisable, approve an ordinary resolution to approve the adoption by New Penn West of the Option Plan. See “Other Matters to be Considered at the Meeting – Approval of Option Plan”.

ADDITIONAL INFORMATION

Additional Information

Additional information relating to the Trust may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Trust’s securities and securities authorized for issuance under equity compensation plans, is contained in the Trust AGM Circular, which is incorporated by reference herein. Additional financial information is provided in the Trust’s financial statements and management’s discussion and analysis for its most recently completed financial year and interim period, which are incorporated by reference herein.

Any document referred to in this Information Circular and described as being filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Information Circular) may be obtained free of charge from us by contacting our Investor Relations Department by telephone (toll free: 1-888-770-2633) or by email (investor_relations@pennwest.com).

AUDITORS’ CONSENT

The board of directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust

We have read the Information Circular and Proxy Statement of Penn West Energy Trust (the “Trust”) dated November 10, 2010 (the “Information Circular”) with respect to a plan of arrangement involving the Trust, Penn West Petroleum, Penn West Petroleum Ltd. (“Penn West”), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership, 960347 Alberta Ltd., 1566577 Alberta Ltd. (“AcquisitionCo”), Acclaim Commercial Trust, Canetic ABC Commercial Trust, Canetic Resource Partnership, Canetic Saskatchewan Trust, Petrofund Energy Trust, Petrofund Ventures Trust, Starpoint Commercial Trust, Trocana Resources Inc., Vault Energy Trust and the holders of trust units (“Unitholders”) of the Trust. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

We consent to the incorporation by reference in the Information Circular of our report to the Unitholders of the Trust on the consolidated balance sheets of the Trust as at December 31, 2009 and 2008 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. Our report is dated March 18, 2010.

We consent to the incorporation by reference in the Information Circular of our report to the board of directors of Penn West, the administrator of the Trust, on the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2009. Our report is dated March 18, 2010.

We consent to the incorporation by reference in the Information Circular of our report to the board of directors of Penn West, the administrator of the Trust, on the supplemental note to the aforementioned financial statements titled Reconciliation of Canadian and United States Generally Accepted Accounting Principles. Our report is dated March 18, 2010.

We consent to the inclusion in the Information Circular of our report to the shareholder of AcquisitionCo on the balance sheet of AcquisitionCo as at October 25, 2010. Our report is dated November 4, 2010.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

November 10, 2010

APPENDIX A

ARRANGEMENT RESOLUTION

“BE IT RESOLVED THAT:

1.	the arrangement (“Arrangement”) under Section 193 of the Business Corporations Act (Alberta) substantially as set forth in the Plan of Arrangement (the “Plan of Arrangement”) attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of Penn West Energy Trust (the “Trust”) dated November 10, 2010 (the “Information Circular”) and all transactions contemplated thereby, be and are hereby authorized and approved;

2.	the arrangement agreement (“Arrangement Agreement”) dated November 10, 2010 among the Trust, Penn West Petroleum, Penn West Petroleum Ltd. (“Penn West”), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership, 960347 Alberta Ltd., 1566577 Alberta Ltd., Acclaim Commercial Trust, Canetic ABC Commercial Trust, Canetic Resource Partnership, Canetic Saskatchewan Trust, Petrofund Energy Trust, Petrofund Ventures Trust, Starpoint Commercial Trust, Trocana Resources Inc. and Vault Energy Trust, a copy of which is attached as Appendix C to the Information Circular, together with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 5 hereof, such approval to be evidenced conclusively by the execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3.	such amendments to the amended and restated trust indenture of the Trust as are necessary to facilitate the Arrangement be and are hereby authorized and approved;

4.	notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen’s Bench of Alberta (the “Court”), the board of directors of Penn West may, without further notice to or approval of the holders of trust units of the Trust, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of the Articles of Arrangement giving effect to the Arrangement; and

5.	any director or officer of Penn West is hereby authorized, for and on behalf of Penn West and the Trust, to apply to the Court for a final order in respect of the Arrangement, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and do all other things as in the opinion of such director or officer may be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.”

APPENDIX B

INTERIM ORDER

Clerk’s Stamp:

COURT FILE NUMBER

COURT	COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE	CALGARY

APPLICANTS	PENN WEST ENERGY TRUST, PENN WEST PETROLEUM, PENN WEST PETROLEUM LTD., PENN WEST PROP HOLDCO LTD., PENN WEST PROP LIMITED PARTNERSHIP, 960347 ALBERTA LTD., 1566577 ALBERTA LTD., ACCLAIM COMMERCIAL TRUST, CANETIC ABC COMMERCIAL TRUST, CANETIC RESOURCE PARTNERSHIP, CANETIC SASKATCHEWAN TRUST, PETROFUND ENERGY TRUST, PETROFUND VENTURES TRUST, STARPOINT COMMERCIAL TRUST, TROCANA RESOURCES INC., VAULT ENERGY TRUST AND UNITHOLDERS OF PENN WEST ENERGY TRUST

RESPONDENTS	None

DOCUMENT	INTERIM ORDER

ADDRESS FOR SERVICE AND CONTACT INFORMATION OF PARTY FILING THIS DOCUMENT

Burnet, Duckworth & Palmer LLP

1400, 350 – 7 Avenue SW

Calgary, Alberta T2P 3N9

Lawyer: D.J. McDonald, Q.C.

Phone Number: (403) 260-0100

Fax Number: (403) 260-0332 Email Address: djm@bdplaw.com

File No. 40302-285\DJM

Date on Which Order Was Pronounced:	Wednesday, November 10, 2010

Name of Judge Who Made This Order:	Justice C.A. Kent

ORDER

UPON the Originating Application of Penn West Energy Trust (the “Trust”), Penn West Petroleum, Penn West Petroleum Ltd. (“Penn West”), Penn West PROP Holdco Ltd., Penn West PROP Limited Partnership, 960347 Alberta Ltd., 1566577 Alberta Ltd., Acclaim Commercial Trust, Canetic ABC Commercial Trust, Canetic Resource Partnership, Canetic Saskatchewan Trust, Petrofund Energy Trust, Petrofund Ventures Trust, Starpoint Commercial Trust, Trocana Resources Inc. and Vault Energy Trust (collectively the “Penn West Entities”);

AND UPON reading the Originating Application and the Affidavit of S. Keith Luft, General Counsel and Senior Vice President, Stakeholder Relations of Penn West, sworn November 10, 2010 and the documents referred to therein (the “Affidavit”);

AND UPON hearing counsel for the Penn West Entities;

AND UPON noting that the Executive Director of the Alberta Securities Commission (the “Executive Director”) has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the “ABCA”) and that the Executive Director neither consents to nor opposes the application;

FOR THE PURPOSES OF THIS ORDER:

(a)	the capitalized terms not defined in this Order shall have the meanings attributed to them in the Information Circular and Proxy Statement of the Trust (the “Information Circular”), a draft copy of which is attached as Exhibit A to the Affidavit; and

(b)	all references to “Arrangement” used herein mean the plan of arrangement as described in the Affidavit and in the form attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to the Information Circular.

IT IS HEREBY ORDERED AND ADJUDGED THAT:

General

1.	The proposed course of action is an “Arrangement” within the definition of the ABCA and the Applicants may proceed with the Arrangement, as described in the Affidavit.

2.	The Trust shall seek approval of the Arrangement by the holders (“Unitholders”) of trust units of the Trust (“Units”) in the manner set forth below.

Unitholders’ Meeting

3.	The Trust shall call and conduct a meeting (the “Meeting”) of Unitholders on or about December 14, 2010. At the Meeting, Unitholders will consider and vote upon the Arrangement Resolution and such other business as may properly be brought before the Meeting or any adjournment thereof, all as more particularly described in the Information Circular.

4.	A quorum at the Meeting shall consist of two (2) or more persons either present in person or represented by proxy and representing in the aggregate not less than ten (10) percent of the outstanding Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum.

5.	Each Unit entitled to be voted at the Meeting will entitle the holder to one vote at the Meeting in respect of the Arrangement Resolution and the other matters to be considered at the Meeting.

6.	The Board of Directors of Penn West has fixed a record date for the Meeting of November 4, 2010 (the “Record Date”). Only Unitholders whose names have been entered on the register of Units on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting in accordance with paragraph 5. Unitholders who acquire Units after the Record Date will not be entitled to vote such Units at the Meeting.

Conduct of Meeting

7.	The Chairman of the Meeting shall be any officer or director of Penn West.

8.	The only persons entitled to attend and speak at the Meeting shall be Unitholders or their authorized representatives, Penn West’s directors and officers, the Trust’s auditors and the Executive Director.

9.	The number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Unitholders, either in person or by proxy, at the Meeting.

10.	To be valid, a proxy must be deposited with CIBC Mellon Trust Company in the manner described in the Information Circular.

11.	The accidental omission to give notice of the Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Meeting.

Dissent Rights

12.	The registered holders of Units are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

13.	In order for a Unitholder to exercise such right of dissent under subsection 191(5) of the ABCA:

(a)

the Unitholder’s written objection to the Arrangement Resolution must be received by the Trust c/o its counsel Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue SW, Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald, Q.C. by 4:00 p.m. (Calgary time) on the second last Business Day immediately preceding the date of the Meeting or any adjournment thereof;

(b)	a dissenting Unitholder shall not have voted his or her Units, either by proxy or in person, at the Meeting in favour of the Arrangement Resolution;

(c)	a holder of Units may not exercise the right of dissent in respect of only a portion of the holder’s Units, but may dissent only with respect to all of the Units held by the holder, or may only dissent with respect to all of the Units held by the registered holder on behalf of any one beneficial holder that are registered in the name of the registered holder; and

(d)	the exercise of such right of dissent must otherwise comply with the requirements of Section 191 of the ABCA, as modified by this Interim Order.

14.	The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved by the Unitholders.

15.	Subject to further order of this Court, the rights available to the Unitholders under the ABCA and the Arrangement to dissent from the Arrangement Resolution shall constitute full and sufficient rights of dissent for the Unitholders with respect to the Arrangement Resolution.

16.	Notice to the Unitholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Units shall be given by including information with respect to this right in the Information Circular to be sent to Unitholders in accordance with paragraph 17 of this Order.

Notice

17.	An Information Circular, substantially in the form attached as Exhibit A to the Affidavit, with amendments thereto as counsel for the Trust may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting, to Unitholders at the addresses for such holders recorded in the records of the Trust, as applicable, at the close of business on the Record Date, and to the directors and officers of Penn West and auditors of the Trust. In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

18.	Unless otherwise advised by the Executive Director, an Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail or delivery at least 21 days prior to the Meeting.

19.	Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Unitholders, the directors and officers of Penn West, the auditors of the Trust and the Executive Director of:

(a)	the Originating Application;

(b)	this Order;

(c)	the Notice of the Meeting; and

(d)	the Notice of Application;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as the Trust may consider fit.

Final Application

20.	Subject to further Order of this Court and provided that the Unitholders have approved the Arrangement and the directors of Penn West have not revoked that approval, the Penn West Entities may proceed with an application for approval of the Arrangement and the Final Order on December 15, 2010 at 1:30 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, all Unitholders and the Penn West Entities will be bound by the Arrangement in accordance with its terms.

21.	Any Unitholder or any other interested party (collectively, “Interested Party”) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon the Trust on or before noon (Calgary time) on December 10, 2010, a Notice of Intention to Appear including the Interested Party’s address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on the Trust shall be effected by service upon the solicitors for the Trust, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald Q.C.

22.	In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 21 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

23.	The Trust is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

“Justice C.A. Kent”
Justice of the Court of Queen’s Bench of Alberta

APPENDIX C

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 10th day of November, 2010.

AMONG:

960347 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta (“960347”)

- and -

CANETIC ABC COMMERCIAL TRUST, a trust established under the laws of the Province of Alberta (“ABC Trust”)

- and -

ACCLAIM COMMERCIAL TRUST, a trust established under the laws of the Province of Alberta (“Acclaim Trust”)

- and -

CANETIC RESOURCE PARTNERSHIP, a general partnership established under the laws of the Province of Alberta (“CRP”)

- and -

1566577 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta (“AcquisitionCo”)

- and -

PETROFUND ENERGY TRUST, a trust established under the laws of the Province of Alberta (“Petrofund Trust”)

- and -

PENN WEST PROP HOLDCO LTD., a body corporate incorporated under the laws of the Province of Alberta (“PROP Holdco”)

- and -

PENN WEST PROP LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Alberta (“PROP LP”)

- and -

PENN WEST PETROLEUM, a general partnership established under the laws of the Province of Alberta (“PWP”)

- and -

PENN WEST PETROLEUM LTD., a body corporate incorporated under the laws of the Province of Alberta (“PWPL”)

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- and -

CANETIC SASKATCHEWAN TRUST, a trust established under the laws of the Province of Alberta (“Sask Trust”)

- and -

STARPOINT COMMERCIAL TRUST, a trust established under the laws of the Province of Alberta (“Starpoint Trust”)

- and -

TROCANA RESOURCES INC., a body corporate incorporated under the laws of the Province of Alberta (“Trocana”)

- and -

PENN WEST ENERGY TRUST, a trust established under the laws of the Province of Alberta (“Penn West Trust”)

- and -

VAULT ENERGY TRUST, a trust established under the laws of the Province of Alberta (“Vault Trust”)

- and -

PETROFUND VENTURES TRUST, a trust established under the laws of the Province of Alberta (“Ventures Trust”)

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of trust units of Penn West Trust;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the Business Corporations Act (Alberta); and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“6.5% Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures of Penn West Trust issued on August 24, 2006.

“7.2% Debentures” means the 7.2% convertible, unsecured, subordinated debentures of Penn West Trust issued on May 2, 2006.

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“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

“AcquisitionCo Non-Voting Shares” means the non-voting common shares in the capital of AcquisitionCo.

“AcquisitionCo Shares” means the common shares in the capital of AcquisitionCo.

“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof.

“Amalgamation” means the amalgamation of AcquisitionCo, PWPL and 960347 to form New Penn West pursuant to the Arrangement.

“Arrangement” means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement, as supplemented, modified or amended.

“Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on at the Meeting by the Unitholders.

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

“Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

“Court” means the Court of Queen’s Bench of Alberta.

“Effective Date” means the date on which the Arrangement is effective under the ABCA.

“Effective Time” means 12:01 a.m. on the Effective Date.

“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Governmental Entity” means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Information Circular” means the information circular and proxy statement to be prepared by Penn West Trust as part of the proxy solicitation materials in respect of the Meeting.

“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Meeting” means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

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“New Penn West” means the corporation formed on the Amalgamation of AcquisitionCo, PWPL and 960347 in accordance with the Plan of Arrangement.

“New Penn West Shares” means the common shares in the capital of New Penn West.

“NYSE” means the New York Stock Exchange.

“Penn West Parties” means 960347, ABC Trust, Acclaim Trust, CRP, AcquisitionCo, Petrofund Trust, PROP Holdco, PROP LP, PWP, PWPL, Sask Trust, Starpoint Trust, Trocana, Penn West Trust, Vault Trust and Ventures Trust.

“Penn West Trust Indenture” means the trust indenture between the Trustee and PWPL, as amended and restated as of June 30, 2006, as subsequently amended on November 29, 2007, and as further amended or amended and restated from time to time.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof.

“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA.

“Subsidiary Trust Indentures” has the meaning ascribed thereto in the Plan of Arrangement.

“Trustee” means the trustee of Penn West Trust, presently CIBC Mellon Trust Company.

“TSX” means the Toronto Stock Exchange.

“Unitholders” means the holders from time to time of the Units.

“Units” means the trust units of Penn West Trust.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and exhibits and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and exhibits are to articles, sections and exhibits of this Agreement.

1.5	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include all Persons.

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1.6	Entire Agreement

This Agreement, together with the exhibit attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.7	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.8	Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement

As soon as reasonably practicable, the Penn West Parties shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a)	forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(b)	subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)	structure the Arrangement such that the issuance of AcquisitionCo Non-Voting Shares, AcquisitionCo Shares and New Penn West Shares to Unitholders and such other securities as are issuable pursuant to the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

(d)	subject to fulfillment of the conditions set forth herein, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order, on the dates and at the times set out in the Plan of Arrangement without any further act or formality.

2.2	AcquisitionCo

Penn West Trust has caused AcquisitionCo to be incorporated under the ABCA. Prior to the Effective Time, Penn West Trust shall not permit AcquisitionCo to: (i) issue any additional securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement.

2.3	Amalgamation

The Penn West Parties covenant and agree that: (i) the Amalgamation shall be carried out at the time and in the manner specified in subsection 3.1(cc) of the Plan of Arrangement; and (ii) the Articles of Amalgamation of New Penn West shall be in substantially the form set forth in Exhibit A to the Plan of Arrangement.

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2.4	Completion of Arrangement

The Arrangement shall become effective on the dates and at the times specified in the Plan of Arrangement.

ARTICLE 3

COVENANTS

3.1	Covenants of the Penn West Parties

Each of the Penn West Parties covenants and agrees that it will, to the extent that it is within its power to do so:

(a)	take all reasonable actions necessary and cooperate with the other Penn West Parties to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(b)	use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)	solicit or cause to be solicited proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law and the Penn West Trust Indenture;

(e)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f)	subject to the approval of the Arrangement Resolution by Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)	forthwith carry out the terms of the Final Order to the extent applicable to it;

(h)	upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(10) of the ABCA;

(i)	not, except in the ordinary course of business, as previously publicly announced prior to the date hereof or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person, or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)	until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws as the same exist at the date of this Agreement in a manner which might interfere with or be inconsistent with the transactions contemplated by this Agreement;

7

(k)	take all actions and enter into all such agreements as are necessary to complete and give effect to the transactions contemplated by this Agreement and the Arrangement;

(l)	reserve and authorize for issuance the securities issuable by it, if any, as contemplated in the Plan of Arrangement and cause to be reserved and authorized for issuance the securities issuable by each of the Penn West Parties within its control, if any, as contemplated in the Plan of Arrangement and in respect of any share-based compensation arrangements of such Penn West Party following the Effective Time;

(m)	prior to the Effective Date, make application to list or substitutionally list the New Penn West Shares to be issued and made issuable pursuant to the Arrangement on the TSX and the NYSE, and to list or substitutionally list the 6.5% Debentures and the 7.2% Debentures to be assumed by New Penn West from the Trust pursuant to the Arrangement on the TSX; and

(n)	at or prior to the Effective Time, enter into supplemental indentures in accordance with the applicable indentures governing the 6.5% Debentures and the 7.2% Debentures pursuant to which New Penn West will assume the covenants and obligations of Penn West Trust in respect of such debentures, which supplemental indentures will entitle the holders of such debentures after the Effective Time to acquire New Penn West Shares on conversion of such debentures.

3.2	Amendments to Trust Indentures

The Penn West Parties agree that pursuant to the Arrangement, the Penn West Trust Indenture and each of the Subsidiary Trust Indentures shall (if necessary) be amended in a manner satisfactory to each of the Penn West Parties and the Trustee (in the case of the Penn West Trust Indenture only), acting reasonably, to the extent necessary to facilitate the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1	Mutual Conditions Precedent

The respective obligations of the Penn West Parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the Interim Order shall have been granted in form and substance satisfactory to the Penn West Parties, acting reasonably, not later than November 19, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the provisions of the Interim Order, the Penn West Trust Indenture and any applicable regulatory requirements;

(c)	the Final Order shall have been granted in form and substance satisfactory to the Penn West Parties, acting reasonably, not later than December 31, 2010, or such later date as the parties hereto may agree to;

(d)	the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Penn West Parties, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(10) of the ABCA;

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(e)	no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)	all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained;

(g)	there shall not, as of the Effective Date, be holders of Units that hold, in aggregate, in excess of 3% of all outstanding Units, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(h)	the TSX shall have conditionally approved: (i) the listing or the substitutional listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement; and (ii) the listing or the substitutional listing of the 6.5% Debentures and the 7.2% Debentures to be assumed by New Penn West from Penn West Trust in connection with the Arrangement; subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i)	the NYSE shall have authorized, upon official notice of issuance, the listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement;

(j)	each of the covenants, acts and undertakings of each of the Penn West Parties to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall be duly performed or complied with; and

(k)	the board of directors of PWPL shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Unitholders.

4.2	Notice and Effect of Failure to Comply with Conditions

(a)	Each of the parties hereto shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date, of any event or state of facts which occurrence or failure would, or would be likely to, result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the conditions to the obligations of the parties hereunder.

(b)	If any of the conditions precedent set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

9

4.3	Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1	Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1	Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of the Unitholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

6.2	Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

(b)	the Certificate shall not have been issued on or before December 31, 2010, or such later date as may be agreed to by the parties hereto; and

(c)	the termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors.

7.2	No Assignment

No party may assign its rights or obligations under this Agreement.

7.3	Exclusivity

None of the covenants of Penn West Trust or PWPL contained herein shall prevent the Board of Directors of PWPL from responding to (or initiating) any submission or proposal regarding any acquisition or disposition of assets or any proposal to amalgamate, merge or effect an arrangement or any acquisition proposal generally or make any disclosure to Penn West Trust’s securityholders with respect thereto, provided that the taking of any such action does not prevent or delay the consummation of the Arrangement.

10

7.4	Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

7.5	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6	Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7	Time of Essence

Time shall be of the essence.

7.8	Liability of Penn West Trust

The parties hereto acknowledge that, except to the extent that PWPL is entering into this Agreement in its own right, it is entering into this Agreement in its capacity as administrator of Penn West Trust, and the obligations of Penn West Trust hereunder shall not be personally binding upon PWPL, the Trustee or any of the Unitholders of Penn West Trust, and any recourse against Penn West Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of Penn West Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Penn West Trust Indenture, as amended from time to time.

7.9	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

(REST OF PAGE INTENTIONALLY LEFT BLANK)

11

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

960347 ALBERTA LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

CANETIC ABC COMMERCIAL TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

ACCLAIM COMMERCIAL TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

CANETIC RESOURCE PARTNERSHIP, by its manager, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

1566577 ALBERTA LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PETROFUND ENERGY TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

12

PENN WEST PROP HOLDCO LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PROP LIMITED PARTNERSHIP, by its general partner, Penn West PROP Holdco Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PETROLEUM, by its managing partner, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST PETROLEUM LTD.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

CANETIC SASKATCHEWAN TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

STARPOINT COMMERCIAL TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

13

TROCANA RESOURCES INC.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

VAULT ENERGY TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

PETROFUND VENTURES TRUST, by its trustee, Penn West Petroleum Ltd.

Per:	(signed) “Keith Luft”
Keith Luft General Counsel and Senior Vice President, Stakeholder Relations

A-1

EXHIBIT A

PLAN OF ARRANGEMENT MADE PURSUANT TO SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

PLAN OF ARRANGEMENT

under Section 193 of the

Business Corporations Act (Alberta)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms have the following meanings:

(a)	“6.5% Debenture Indenture” means the trust indenture, as amended, governing the 6.5% Debentures.

(b)	“6.5% Debentures” means the 6.5% convertible, extendible, unsecured, subordinated debentures of Penn West Trust issued on August 24, 2006 pursuant to the 6.5% Debenture Indenture.

(c)	“6.5% Supplemental Debenture Indenture” means the supplemental trust indenture to be entered into evidencing New Penn West’s assumption of the covenants and obligations of Penn West Trust under the 6.5% Debenture Indenture in respect of the 6.5% Debentures.

(d)	“7.2% Debenture Indenture” means the trust indenture, as amended, governing the 7.2% Debentures.

(e)	“7.2% Debentures” means the 7.2% convertible, unsecured, subordinated debentures of Penn West Trust issued on May 2, 2006 pursuant to the 7.2% Debenture Indenture.

(f)	“7.2% Supplemental Debenture Indenture” means the supplemental trust indenture to be entered into evidencing New Penn West’s assumption of the covenants and obligations of Penn West Trust under the 7.2% Debenture Indenture in respect of the 7.2% Debentures.

(g)	“960347” means 960347 Alberta Ltd., a corporation subsisting under the ABCA.

(h)	“960347 Shares” means the common shares in the capital of 960347.

(i)	“ABC Trust” means Canetic ABC Commercial Trust, a trust established under the laws of the Province of Alberta and governed by the ABC Trust Indenture.

(j)	“ABC Trust Indenture” means the trust indenture dated August 29, 2006 between PWPL (as the successor trustee to Canetic Resources Inc.) and Penn West Trust (as the successor unitholder to Canetic Resources Trust), as amended.

(k)	“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

(l)	“Acclaim Trust” means Acclaim Commercial Trust, a trust established under the laws of the Province of Alberta and governed by the Acclaim Trust Indenture.

(m)	“Acclaim Trust Indenture” means the amended and restated trust indenture dated December 31, 2005 between PWPL (as the successor trustee to 1107911 Alberta Ltd.) and Penn West Trust (as the successor unitholder to Acclaim Energy Trust), as amended.

(n)	“AcquisitionCo” means 1566577 Alberta Ltd., a corporation subsisting under the ABCA.

(o)	“AcquisitionCo Non-Voting Shares” means the non-voting common shares in the capital of AcquisitionCo.

(p)	“AcquisitionCo Shares” means the common shares in the capital of AcquisitionCo.

(q)	“ACT NPI Agreement” means the net profits interest agreement dated January 5, 2006 between PWPL (as the successor grantor to 1199519 Alberta Ltd.) and Penn West Trust (as the successor grantee to Acclaim Trust), as amended.

(r)	“AET NPI Agreement” means the amended and restated net profit interest agreement dated December 31, 2005 between PWPL (as the successor grantor to Acclaim Energy Inc.) and Penn West Trust (as the successor grantee to Acclaim Energy Trust), as amended.

(s)	“Amalgamation” means the amalgamation of AcquisitionCo, PWPL and 960347 to form New Penn West pursuant to the Arrangement.

(t)	“Amended DRIP Plan” means the Amended and Restated Dividend Reinvestment and Optional Common Share Purchase Plan pursuant to which the DRIP Plan will be amended and restated to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation New Penn West’s assumption of the obligations of Penn West Trust under the DRIP Plan, and (ii) such other amendments thereto as shall be approved by the Board.

(u)	“Amended ERSP” means the Amended and Restated Employee Retirement Savings Plan pursuant to which the ERSP will be amended and restated to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation New Penn West’s assumption of the obligations of Penn West Trust under the ERSP, and (ii) such other amendments thereto as shall be approved by the Board.

(v)	“Amended LTRIP” means the Amended and Restated Long Term Retention and Incentive Plan pursuant to which the LTRIP will be amended and restated in accordance with its terms to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation AcquisitionCo’s (and following the Amalgamation, New Penn West’s) assumption of the obligations of Penn West Trust under the LTRIP, and (ii) such other amendments thereto as shall be approved by the Board.

(w)	“Amended TURIP” means the Amended and Restated Common Share Rights Incentive Plan pursuant to which the TURIP will be amended and restated in accordance with its terms to reflect (i) the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement, including without limitation AcquisitionCo’s (and following the Amalgamation, New Penn West’s) assumption of the obligations of Penn West Trust under the TURIP, (ii) the exchange by non-electing holders of each one Unit Right held by them for one Share Right, (iii) the exchange by electing holders of each one eligible Unit Right held by them for one Restricted Option and one Restricted Right, and (iv) such other amendments thereto as shall be approved by the Board.

(x)	“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof.

(y)	“Arrangement Agreement” means the arrangement agreement dated effective as of November 10, 2010 among the Penn West Parties with respect to the Arrangement and all amendments thereto.

(z)	“Arrangement Resolution” means the special resolution in respect of the Arrangement to be voted on at the Meeting by the Unitholders.

(aa)	“Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation required by subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Amalgamation.

(bb)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement.

(cc)	“Board” means, prior to the completion of the Arrangement, the board of directors of PWPL, and following the completion of the Arrangement, the board of directors of New Penn West.

(dd)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

(ee)	“Certificate” means the certificate or certificates or confirmation of filing, which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement.

(ff)	“Convertible Debentures” means the 6.5% Debentures and the 7.2% Debentures.

(gg)	“Convertible Debenture Indentures” means the 6.5% Debenture Indenture and the 7.2% Debenture Indenture.

(hh)	“Court” means the Court of Queen’s Bench of Alberta.

(ii)	“CRP” means Canetic Resource Partnership, a general partnership established under the laws of the Province of Alberta.

(jj)	“Depositary” means CIBC Mellon Trust Company, or such other Person as may be designated by PWPL.

(kk)	“Dissenting Unitholders” means registered Unitholders who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order.

(ll)	“DRIP Plan” means the Distribution Reinvestment and Optional Trust Unit Purchase Plan of Penn West Trust, as amended and restated as of July 30, 2007.

(mm)	“Effective Date” means the date on which the Arrangement is effective under the ABCA.

(nn)	“Effective Time” means 12:01 a.m. on the Effective Date.

(oo)	“ERSP” means the Employee Retirement Savings Plan of Penn West Trust, as amended and restated as of June 9, 2009.

(pp)	“Facilities Lease” means the facilities lease between PWP (as lessor) and PWPL (as lessee) as amended and restated on January 1, 2007, and as subsequently amended thereafter from time to time.

(qq)	“Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(rr)	“Governmental Entity” means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

(ss)	“Initial AcquisitionCo Shares” means the 100 AcquisitionCo Shares issued to Penn West Trust in connection with the incorporation of AcquisitionCo.

(tt)	“Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

(uu)	“Letter of Transmittal” means the letter of transmittal to be sent to Unitholders pursuant to which such holders are required to deliver certificates representing their Units in order to receive the New Penn West Shares issuable to them pursuant to the Arrangement.

(vv)	“LTRIP” means the Long Term Retention and Incentive Plan of Penn West Trust dated as of September 24, 2009 and effective as of January 4, 2010.

(ww)	“Meeting” means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof.

(xx)	“MST” means Mountain Standard Time.

(yy)	“New Penn West” means the corporation formed on the amalgamation of AcquisitionCo, PWPL and 960347 in accordance with subsection 3.1(cc) of this Plan of Arrangement.

(zz)	“New Penn West Asset Contribution” means the transaction whereby New Penn West will contribute the New Penn West Contributed Assets to PWP in accordance with subsection 3.1(dd) hereof.

(aaa)	“New Penn West Asset Contribution Agreement” means the contribution agreement to be entered into between New Penn West and PWP effecting the New Penn West Asset Contribution.

(bbb)	“New Penn West Assumed Liabilities” has the meaning ascribed thereto in subsection 3.1(dd).

(ccc)	“New Penn West Contributed Assets” means the assets to be contributed by New Penn West to PWP pursuant to the New Penn West Asset Contribution Agreement, such assets to consist of such petroleum and natural gas assets and other assets of New Penn West as New Penn West and PWP shall agree to in the New Penn West Asset Contribution Agreement.

(ddd)	“New Penn West-PWP Notes” means the unsecured subordinated promissory notes issued by New Penn West to PWP that are outstanding on the date and at the time specified by subsection 3.1(dd) of this Plan of Arrangement.

(eee)	“New Penn West Shares” means the common shares in the capital of New Penn West.

(fff)	“PC NPI Agreement” means the amended and restated NPI agreement dated November 8, 2005 (and effective October 1, 2005) between PWPL (as the successor grantor to Petrofund Corp.) and Penn West Trust (as the successor grantee to Petrofund Trust), as amended.

(ggg)	“Penn West Parties” means 960347, ABC Trust, Acclaim Trust, CRP, AcquisitionCo, Petrofund Trust, PROP Holdco, PROP LP, PWP, PWPL, Sask Trust, Starpoint Trust, Trocana, Penn West Trust, Vault Trust and Ventures Trust.

(hhh)	“Penn West Trust” means Penn West Energy Trust, a trust established under the laws of the Province of Alberta and governed by the Penn West Trust Indenture.

(iii)	“Penn West Trust Indenture” means the trust indenture between the Trustee and PWPL, as amended and restated as of June 30, 2006, as subsequently amended on November 29, 2007, and as further amended or amended and restated from time to time.

(jjj)	“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

(kkk)	“Petrofund Trust” means Petrofund Energy Trust, a trust established under the laws of the Province of Alberta governed by the Petrofund Trust Indenture.

(lll)	“Petrofund Trust Indenture” means the amended and restated trust indenture dated November 16, 2004 between PWPL (as the successor trustee to Computershare Trust Company of Canada) and Penn West Trust (as the successor unitholder to Petrofund Corp.), as amended.

(mmm)	“PROP Holdco” means Penn West PROP Holdco Ltd., a corporation subsisting under the ABCA.

(nnn)	“PROP Holdco Shares” means the common shares in the capital of PROP Holdco.

(ooo)	“PROP LP” means Penn West PROP Limited Partnership, a limited partnership established under the laws of the Province of Alberta.

(ppp)	“PROP LP Agreement” means the limited partnership agreement dated August 29, 2006, as amended, governing PROP LP.

(qqq)	“PROP LP Units” means limited partnership units in the capital of PROP LP.

(rrr)	“PWP” means Penn West Petroleum, a general partnership established under the laws of the Province of Alberta.

(sss)	“PWP Partnership Agreement” means the amended and restated partnership agreement dated May 31, 2005, as amended, governing PWP.

(ttt)	“PWP Units” means units in the capital of PWP.

(uuu)	“PWPL” means Penn West Petroleum Ltd., a corporation subsisting under the ABCA.

(vvv)	“PWPL Common Shares” means the common shares in the capital of PWPL.

(www)	“PWPL NPI Agreements” means, collectively, the AET NPI Agreement, the ACT NPI Agreement, the SCT NPI Agreement, the PC NPI Agreement, the URP NPI Agreement and the PWPL Original NPI Agreement.

(xxx)	“PWPL NPIs” means the net profit interests granted by PWPL to Penn West Trust pursuant to the PWPL NPI Agreements.

(yyy)	“PWPL Original NPI Agreement” means the NPI agreement dated May 31, 2005 between PWPL (as grantor) and Penn West Trust (as the successor grantee to Penn West AcquisitionCo Inc.), as amended.

(zzz)	“PWPL Series B Preferred Shares” means the first preferred shares, series B in the capital of PWPL to be created prior to the Effective Time.

(aaaa)	“PWPL Series C Preferred Shares” means the first preferred shares, series C in the capital of PWPL to be created prior to the Effective Time.

(bbbb)	“PWPL Promissory Notes” means the unsecured subordinated promissory notes issued by PWPL to Penn West Trust from time to time.

(cccc)	“Registrar” means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA.

(dddd)	“Restricted Option” means an option to purchase an AcquisitionCo Share, and following the Amalgamation an option to purchase a New Penn West Share, issued pursuant to the stock option plan of New Penn West.

(eeee)	“Restricted Right” means a restricted right of AcquisitionCo, and following the Amalgamation a restricted right of New Penn West, issued pursuant to the Amended TURIP.

(ffff)	“Sask Trust” means Canetic Saskatchewan Trust, a trust established under the laws of the Province of Alberta governed by the Sask Trust Indenture.

(gggg)	“Sask Trust Indenture” means the trust indenture dated May 30, 2002 between PWPL (as the successor trustee to the initial trustee) and Penn West Trust (as the successor unitholder to APF Energy Management Inc.), as amended.

(hhhh)	“Sask Trust Unit Transfer” means the transaction whereby Sask Trust will sell, assign and transfer all of the PWP Units held by it to PWPL in accordance with subsection 3.1(o) hereof.

(iiii)	“Sask Trust Unit Transfer Agreement” means the unit transfer agreement to be entered into between Sask Trust and PWPL effecting the Sask Trust Unit Transfer.

(jjjj)	“SCT NPI Agreement” means the net profits interest agreement dated January 5, 2006 between PWPL (as the successor grantor to 1199523 Alberta Ltd.) and Penn West Trust (as the successor grantee to Starpoint Trust), as amended.

(kkkk)	“Share Incentive Award” means an incentive award issued pursuant to the Amended LTRIP.

(llll)	“Share Right” means a right to acquire an AcquisitionCo Share, and following the Amalgamation a right to acquire a New Penn West Share, issued pursuant to the Amended TURIP.

(mmmm)	“Starpoint Trust” means Starpoint Commercial Trust, a trust established under the laws of the Province of Alberta governed by the Starpoint Trust Indenture.

(nnnn)	“Starpoint Trust Indenture” means the amended and restated trust indenture dated December 21, 2005 between PWPL (as the successor trustee to 1149708 Alberta Ltd.) and Penn West Trust (as the successor unitholder to Starpoint Energy Ltd.), as amended.

(oooo)	“Subsidiary Trust Indentures” means, collectively, the ABC Trust Indenture, the Acclaim Trust Indenture, the Petrofund Trust Indenture, the Sask Trust Indenture, the Starpoint Trust Indenture, the Vault Trust Indenture and the Ventures Trust Indenture.

(pppp)	“Supplemental Debenture Indentures” means, collectively, the 6.5% Supplemental Debenture Indenture and the 7.2% Supplemental Debenture Indenture.

(qqqq)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended from time to time, including the regulations promulgated thereunder from time to time.

(rrrr)	“Taxable Income” means the amount, if any, by which the income of Penn West Trust for its taxation year ending December 31, 2010 computed in accordance with the provisions of the Tax Act (other than paragraph 82(1)(b) and subsection 104(6) thereof) exceeds the amount that became payable or was deemed to become payable to Unitholders in Penn West Trust’s taxation year ending December 31, 2010 (other than amounts that became payable to Unitholders on a redemption of Units or amounts that constituted returns of capital).

(ssss)	“Trocana” means Trocana Resources Inc., a corporation subsisting under the ABCA.

(tttt)	“Trocana Shares” means the common shares in the capital of Trocana.

(uuuu)	“Trustee” means the trustee of Penn West Trust, presently CIBC Mellon Trust Company.

(vvvv)	“TURIP” means the Trust Unit Rights Incentive Plan of Penn West Trust, as amended and restated as of June 9, 2009.

(wwww)	“Unit Fair Market Value” means the weighted average trading price of a Unit on the Toronto Stock Exchange for the 10 trading days preceding December 31, 2010, or, if the Units are not then listed on the Toronto Stock Exchange, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board for such purpose; provided, however, that if in the opinion of the Board the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Unit Fair Market Value of a Unit shall be determined by the Board, acting in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board shall be conclusive and binding.

(xxxx)	“Unit Incentive Award” means an incentive award issued pursuant to the LTRIP.

(yyyy)	“Unit Right” means a right to acquire a Unit issued pursuant to the TURIP.

(zzzz)	“Unitholders” means the holders from time to time of the Units.

(aaaaa)	“Units” means the trust units of Penn West Trust.

(bbbbb)	“URP NPI Agreement” means the net profits interest agreement dated January 7, 2005 between PWPL (as the successor grantor to Upton Resources Partnership) and Penn West Trust (as the successor grantee to Starpoint Energy Trust), as amended.

(ccccc)	“Vault Trust” means Vault Energy Trust, a trust established under the laws of the Province of Alberta governed by the Vault Trust Indenture.

(ddddd)	“Vault Trust Indenture” means the amended and restated trust indenture dated April 17, 2006 between PWPL (as the successor trustee to Valiant Trust Company) and Penn West Trust (as the successor unitholder to the initial unitholder), as amended.

(eeeee)	“Ventures Trust” means Petrofund Ventures Trust, a trust established under the laws of the Province of Alberta governed by the Ventures Trust Indenture.

(fffff)	“Ventures Trust Asset Contribution” means the transaction whereby Ventures Trust will contribute the Ventures Trust Contributed Assets to PWP in accordance with subsection 3.1(l) hereof.

(ggggg)	“Ventures Trust Asset Contribution Agreement” means the contribution agreement to be entered into between Ventures Trust and PWP effecting the Ventures Trust Asset Contribution.

(hhhhh)	“Ventures Trust Assumed Liabilities” has the meaning ascribed thereto in subsection 3.1(l).

(iiiii)	“Ventures Trust Contributed Assets” means the assets to be contributed by Ventures Trust to PWP pursuant to the Ventures Trust Asset Contribution Agreement, such assets to consist of such petroleum and natural gas assets and other assets of Ventures Trust as Ventures Trust and PWP shall agree to in the Ventures Trust Asset Contribution Agreement.

(jjjjj)	“Ventures Trust Indenture” means the trust indenture dated August 31, 1997 between PWPL (as the successor trustee to Maximum Holdings Corp.) and Penn West Trust (as the successor unitholder to Maximum Energy Trust), as amended.

(kkkkk)	“Ventures Trust NPI” means the net profits interest granted by Ventures Trust to Penn West Trust pursuant to the Ventures Trust NPI Agreement.

(lllll)	“Ventures Trust NPI Agreement” means the amended and restated NPI agreement dated November 8, 2005 (and effective October 1, 2005) between Ventures Trust (as grantor) and Penn West Trust (as the successor grantee to Petrofund Energy Trust), as amended.

(mmmmm)	“Ventures Trust Unit Transfer” means the transaction whereby Ventures Trust will sell, assign and transfer all of the PWP Units held by it to PWPL in accordance with subsection 3.1(n) hereof.

(nnnnn)	“Ventures Trust Unit Transfer Agreement” means the unit transfer agreement to be entered into between Ventures Trust and PWPL effecting the Ventures Trust Unit Transfer.

(ooooo)	“Ventures Trust Units” means the trust units of Ventures Trust.

1.2	The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

1.5	The following schedule to this Plan of Arrangement is incorporated by reference herein and forms a part hereof:

Schedule A – Articles of Amalgamation of New Penn West

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7	Unless otherwise stated all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1	This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2	This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, shall become effective at the Effective Time, and shall be binding at and after the Effective Time on: (i) the Unitholders; (ii) the Penn West Parties; (iii) New Penn West; (iv) the Trustee; and (v) all other Persons.

2.3	The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1	Commencing after the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order on the dates and at the times specified without any further act or formality, except as otherwise provided herein:

Amendment of Penn West Trust Indenture

(a)	at 4:59 p.m. MST on December 31, 2010, the Penn West Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement;

Final Distributions to Unitholders

(b)	at 5:00 p.m. MST on December 31, 2010, Penn West Trust shall declare payable to Unitholders of record on December 31, 2010 a distribution of $0.09 per Unit, payable on January 14, 2011;

(c)	at 5:01 p.m. MST on December 31, 2010, Penn West Trust shall declare payable to Unitholders of record on December 31, 2010 a distribution per Unit equal to all remaining Taxable Income divided by the total number of Units then outstanding, which distribution shall be payable in Units having an aggregate value that is equal to the aggregate amount of such Taxable Income. For the purpose of this subsection, the value of each Unit issued shall be equal to the Unit Fair Market Value;

(d)	if any distribution of Units is made under subsection 3.1(c), then the number of Units outstanding will be consolidated on December 31, 2010 immediately following such distribution of Units such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the distribution of Units;

Amendment of Subsidiary Trust Indentures

(e)	at 12:01 a.m. MST on January 1, 2011, the Subsidiary Trust Indentures shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the transactions contemplated by this Plan of Arrangement;

Dissenting Unitholders

(f)	at 12:01 a.m. MST on January 1, 2011, the Units held by Dissenting Unitholders shall be deemed to have been transferred to Penn West Trust (free and clear of any and all liens, claims and encumbrances) and shall be immediately cancelled and cease to be outstanding, and such Dissenting Unitholders shall cease to have any rights as Unitholders other than the right to be paid the fair value of their Units by Penn West Trust in accordance with Article 4;

Exchange of Units for AcquisitionCo Non-Voting Shares

(g)	at 12:01 a.m. MST on January 1, 2011, the Units held by Unitholders (other than those previously held by Dissenting Unitholders) shall be sold, assigned and transferred to AcquisitionCo (free and clear of any and all liens, claims and encumbrances) in exchange for AcquisitionCo Non-Voting Shares on the basis of one (1.0) AcquisitionCo Non-Voting Share for each one (1.0) Unit so sold, assigned and transferred;

Stated Capital of the AcquisitionCo Non-Voting Shares

(h)	at 12:01 a.m. MST on January 1, 2011, the aggregate amount allocated to the stated capital account in respect of the AcquisitionCo Non-Voting Shares issued under subsection 3.1(g) shall be an amount determined by the board of directors of AcquisitionCo in accordance with the ABCA;

Exchange of AcquisitionCo Non-Voting Shares for AcquisitionCo Shares

(i)	at 12:01 a.m. MST on January 1, 2011, the AcquisitionCo Non-Voting Shares held by former Unitholders shall be sold, assigned and transferred to AcquisitionCo (free and clear of any and all liens, claims and encumbrances) in exchange for AcquisitionCo Shares on the basis of one (1.0) AcquisitionCo Share for each one (1.0) AcquisitionCo Non-Voting Share so sold, assigned and transferred, and each AcquisitionCo Non-Voting Share shall be immediately cancelled and cease to be outstanding;

Stated Capital of the AcquisitionCo Shares

(j)	at 12:01 a.m. MST on January 1, 2011, the aggregate amount allocated to the stated capital account in respect of the AcquisitionCo Shares issued under subsection 3.1(i) shall be an amount determined by the board of directors of AcquisitionCo in accordance with the ABCA;

Contribution of Ventures Trust NPI and Termination of Ventures Trust NPI Agreement

(k)	at 12:01 a.m. MST on January 1, 2011, Penn West Trust shall contribute the Ventures Trust NPI to Ventures Trust in consideration of Ventures Trust issuing ten (10) Ventures Trust Units to Penn West Trust, and the Ventures Trust NPI Agreement shall be terminated and shall be of no further force or effect;

Ventures Trust Asset Contribution to PWP

(l)	at 12:01 a.m. MST on January 1, 2011, the Ventures Trust Asset Contribution shall become effective pursuant to which Ventures Trust shall contribute the Ventures Trust Contributed Assets to PWP in consideration of PWP (i) assuming all of the liabilities of Ventures Trust associated with the Ventures Trust Contributed Assets (the “Ventures Trust Assumed Liabilities”), and (ii) issuing PWP Units to Ventures Trust having a fair market value that is equal to (x) the fair market value of the Ventures Trust Contributed Assets, less (y) the amount of the Ventures Trust Assumed Liabilities, all in accordance with the terms and conditions of the Ventures Trust Asset Contribution Agreement;

Contribution of PWPL NPIs and Termination of PWPL NPI Agreements

(m)	at 12:01 a.m. MST on January 1, 2011, Penn West Trust shall contribute the PWPL NPIs to PWPL in consideration of PWPL issuing ten (10) PWPL Common Shares to Penn West Trust, and the PWPL NPI Agreements shall be terminated and shall be of no further force or effect;

Transfer of PWP Units from Ventures Trust to PWPL

(n)	at 12:01 a.m. MST on January 1, 2011, the Ventures Trust Unit Transfer shall become effective pursuant to which Ventures Trust shall sell, assign and transfer all of the PWP Units held by it to PWPL in consideration of PWPL issuing that number of PWPL Series B Preferred Shares to Ventures Trust as shall have a fair market value that is equal to the fair market value of the PWP Units so transferred pursuant to the Ventures Trust Unit Transfer Agreement;

Transfer of PWP Units from Sask Trust to PWPL

(o)	at 12:01 a.m. MST on January 1, 2011, the Sask Trust Unit Transfer shall become effective pursuant to which Sask Trust shall sell, assign and transfer all of the PWP Units held by it to PWPL in consideration of PWPL issuing that number of PWPL Series C Preferred Shares to Sask Trust as shall have a fair market value that is equal to the fair market value of the PWP Units so transferred pursuant to the Sask Trust Unit Transfer Agreement;

Termination of Sask Trust

(p)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Sask Trust (including, without limitation, all of the PWPL Series C Preferred Shares owned by Sask Trust) shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Sask Trust, and Sask Trust shall be terminated and shall thereafter cease to exist;

Termination of Ventures Trust

(q)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Ventures Trust (including, without limitation, all of the PWPL Series B Preferred Shares owned by Ventures Trust) shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Ventures Trust, and Ventures Trust shall be terminated and shall thereafter cease to exist;

Termination of ABC Trust

(r)	at 12:01 a.m. MST on January 1, 2011, all of the assets of ABC Trust (including, without limitation, all of the PROP LP Units owned by ABC Trust) shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of ABC Trust, and ABC Trust shall be terminated and shall thereafter cease to exist;

Termination of Starpoint Trust

(s)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Starpoint Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Starpoint Trust, and Starpoint Trust shall be terminated and shall thereafter cease to exist;

Termination of Acclaim Trust

(t)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Acclaim Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Acclaim Trust, and Acclaim Trust shall be terminated and shall thereafter cease to exist;

Termination of Vault Trust

(u)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Vault Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Vault Trust, and Vault Trust shall be terminated and shall thereafter cease to exist;

Termination of Petrofund Trust

(v)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Petrofund Trust shall be transferred to Penn West Trust and Penn West Trust shall assume all of the liabilities of Petrofund Trust, and Petrofund Trust shall be terminated and shall thereafter cease to exist;

Amendment of the TURIP

(w)	at 12:01 a.m. MST on January 1, 2011, the Amended TURIP shall become effective and:

(i)	except as set forth in paragraph (ii) below, in accordance with the terms of the TURIP all Unit Rights that are issued and outstanding under the TURIP shall be exchanged for Share Rights issued under the Amended TURIP; and

(ii)	in accordance with the terms of the TURIP and elections made by holders of eligible Unit Rights, each eligible Unit Right shall be exchanged for one Restricted Right and one Restricted Option;

Amendment of the LTRIP

(x)	at 12:01 a.m. MST on January 1, 2011, the Amended LTRIP shall become effective, and in accordance with the terms of the LTRIP all Unit Incentive Awards that are issued and outstanding under the LTRIP shall be exchanged for Share Incentive Awards issued under the Amended LTRIP;

Termination of Penn West Trust

(y)	at 12:01 a.m. MST on January 1, 2011, all of the assets of Penn West Trust (including, without limitation, the PWPL Promissory Notes, the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares, the Initial AcquisitionCo Shares and all of the PROP LP Units owned by Penn West Trust) shall be transferred to AcquisitionCo and AcquisitionCo shall assume all of the liabilities of Penn West Trust (including, without limitation, Penn West Trust’s obligations under the Convertible Debenture Indentures in respect of the Convertible Debentures, the Amended TURIP, the Amended LTRIP, the ERSP, the DRIP Plan and Penn West Trust’s obligation to pay the distribution contemplated by subsection 3.1(b) hereof), and Penn West Trust shall be terminated and shall thereafter cease to exist;

Cancellation of Initial AcquisitionCo Shares

(z)	at 12:01 a.m. MST on January 1, 2011, the Initial AcquisitionCo Shares acquired by AcquisitionCo from Penn West Trust pursuant to the termination of Penn West Trust shall be cancelled and shall cease to be outstanding;

Dissolution of CRP

(aa)	CRP shall be dissolved in accordance with the following:

(i)	all of the property of CRP shall be distributed to PWPL and 960347, the partners of CRP, in accordance with their respective partnership interests immediately prior to the dissolution; and

(ii)	PWPL and 960347, the partners of CRP, shall be liable for all of the obligations of CRP in accordance with their respective partnership interests immediately prior to the dissolution;

Reduction of Stated Capital of PWPL Common Shares, PWPL Series B Preferred Shares, PWPL Series C Preferred Shares and 960347 Shares

(bb)	at 12:01 a.m. MST on January 1, 2011, the stated capital in respect of the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares and the 960347 Shares shall each be reduced to $1.00;

Amalgamation of AcquisitionCo, PWPL and 960347

(cc)	at 12:01 a.m. MST on January 1, 2011, the Articles of Amalgamation shall be filed and AcquisitionCo, PWPL and 960347 shall be amalgamated and continued as one corporation, New Penn West, in accordance with the following:

(i)	the name of New Penn West shall be “Penn West Petroleum Ltd.”;

(ii)	the Articles of Amalgamation of New Penn West shall be in the form set forth in Schedule A to this Plan of Arrangement;

(iii)	the PWPL Common Shares, the PWPL Series B Preferred Shares, the PWPL Series C Preferred Shares and the 960347 Shares shall be cancelled without any repayment of capital;

(iv)	no shares shall be issued by New Penn West in connection with the Amalgamation, and for greater certainty (A) the issued and outstanding AcquisitionCo Shares shall survive the Amalgamation and continue as the New Penn West Shares without amendment, (B) the Share Rights, Restricted Rights and Restricted Options issued pursuant to subsection 3.1(w) hereof shall survive the Amalgamation and continue as the Share Rights, Restricted Rights and Restricted Options of New Penn West, and (C) the Share Incentive Awards issued pursuant to subsection 3.1(x) hereof shall survive the Amalgamation and continue as the Share Incentive Awards of New Penn West;

(v)	the property of each of the amalgamating corporations (including, without limitation, all of the PROP LP Units, PWP Units, PROP Holdco Shares and Trocana Shares owned by the amalgamating corporations, but excluding amounts receivable from another amalgamating corporation or shares of another amalgamating corporation) shall continue to be the property of New Penn West;

(vi)	New Penn West shall continue to be liable for the obligations of each of the amalgamating corporations (including, without limitation, the amalgamating corporations’ obligations under the Convertible Debenture Indentures in respect of the Convertible Debentures, the ERSP, the Amended TURIP, the Amended LTRIP, the DRIP Plan, and the obligation to pay the distribution contemplated by subsection 3.1(b) hereof, but excluding amounts payable to another amalgamating corporation);

(vii)	any existing cause of action, claim or liability to prosecution of each of the amalgamating corporations shall be unaffected;

(viii)	any civil, criminal or administrative action or proceeding pending by or against each of the amalgamating corporations may be continued to be prosecuted by or against New Penn West;

(ix)	a conviction against, or ruling, order or judgment in favour of or against, each of the amalgamating corporations may be enforced by or against New Penn West;

(x)	the Articles of Amalgamation of New Penn West shall be deemed to be the Articles of Incorporation of New Penn West, and the Certificate of Amalgamation of New Penn West shall be deemed to be the Certificate of Incorporation of New Penn West;

(xi)	the by-laws of New Penn West shall be the by-laws of AcquisitionCo, except that references therein to “1566577 Alberta Ltd.” shall be changed to references to “Penn West Petroleum Ltd.”;

(xii)	the first directors of New Penn West shall be the existing directors of PWPL, being the following individuals:

James E. Allard William E. Andrew Robert G. Brawn George H. Brookman John A. Brussa Daryl Gilbert Shirley A. McClellan Murray R. Nunns Frank Potter R. Gregory Rich John W. Schanck James Smith	— — — — — — — — — — — —

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

Calgary, Alberta

New Brigden, Alberta

Calgary, Alberta

Toronto, Ontario

Houston, Texas

Missouri City, Texas

Calgary, Alberta

(xiii)	the first officers of New Penn West shall be the existing officers of PWPL; and

(xiv)	the registered office of New Penn West shall be the registered office of PWPL;

New Penn West Asset Contribution to PWP

(dd)	at 12:01 a.m. MST on January 1, 2011, the New Penn West Asset Contribution shall become effective pursuant to which New Penn West shall contribute the New Penn West Contributed Assets to PWP in consideration of:

(i)	the cancellation of the New Penn West-PWP Notes;

(ii)	the termination of the Facilities Lease, which shall thereafter be of no further force or effect;

(iii)	PWP assuming all of the liabilities of New Penn West associated with the New Penn West Contributed Assets (the “New Penn West Assumed Liabilities”); and

(iv)	PWP issuing PWP Units to New Penn West having a fair market value that is equal to the fair market value of the New Penn West Contributed Assets, less the aggregate of (x) the principal amount of the New Penn West-PWP Notes so cancelled, (y) the fair market value of the Facilities Lease so terminated, and (z) the amount of the New Penn West Assumed Liabilities;

all in accordance with the terms and conditions of the New Penn West Asset Contribution Agreement;

Amendment of the DRIP Plan

(ee)	at 12:01 a.m. MST on January 1, 2011, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part, and the distribution declared and paid under subsection 3.1(b) hereof to a person deemed to be a participant in the Amended DRIP Plan will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended DRIP Plan;

Amendment of the ERSP

(ff)	at 12:01 a.m. MST on January 1, 2011, the Amended ERSP shall become effective, all existing participants in the ERSP will be deemed to be participants in the Amended ERSP without any further action on their part, and contributions made to the ERSP by participants in the ERSP and by PWPL prior to the Effective Time and in respect of which Units have not been purchased will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended ERSP;

Amendment of the Convertible Debenture Indentures

(gg)	at 12:01 a.m. MST on January 1, 2011, the Supplemental Debenture Indentures shall become effective, and in accordance with the terms of the Convertible Debenture Indentures such Supplemental Debenture Indentures shall evidence New Penn West’s assumption of the covenants and obligations of Penn West Trust under the Convertible Debenture Indentures in respect of the Convertible Debentures;

Amendment and Restatement of Partnership Agreements

(hh)	at 12:01 a.m. MST on January 1, 2011, the PWP Partnership Agreement shall be amended and restated to reflect the implementation of the transactions contemplated by the Arrangement and any other matters agreed to by New Penn West and Trocana;

(ii)	at 12:01 a.m. MST on January 1, 2011, the PROP LP Agreement shall be amended and restated to reflect the implementation of the transactions contemplated by the Arrangement and any other matters agreed to by New Penn West and PROP Holdco; and

Elimination of Consolidated Accounting Deficit

(jj)	at 12:01 a.m. MST on January 1, 2011, for accounting purposes, the consolidated share capital of New Penn West shall be reduced, without payment or reduction of its stated capital, by New Penn West’s consolidated accounting deficit.

3.2	Each of the Penn West Parties and New Penn West shall make the appropriate entries in their securities registers to reflect the matters referred to under Section 3.1.

ARTICLE 4

DISSENTING UNITHOLDERS

4.1	Each registered holder of Units shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Unitholder shall, at the time specified herein, cease to have any rights as a holder of Units and shall only be entitled to be paid the fair value of the holder’s Units. A Dissenting Unitholder who is entitled to be paid the fair value of the holder’s Units shall be deemed to have transferred the holder’s Units to Penn West Trust for cancellation at the time specified herein, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Unitholder who for any reason is not entitled to be paid the fair value of the holder’s Units shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Units pursuant to subsections 3.1(g) and (i) hereof, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Units shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Units at the Meeting; but in no event shall Penn West Trust or New Penn West be required to recognize such Dissenting Unitholder as a securityholder of Penn West Trust or New Penn West after the time specified herein and the name of such holder shall be removed from the register of Unitholders as at the time specified herein. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5

OUTSTANDING CERTIFICATES

5.1	From and after the time of exchange specified herein, certificates formerly representing Units that were exchanged under Article 3 shall represent only the right to receive upon surrender as contemplated by Section 5.2: (i) the consideration to which the holders are entitled to receive under Article 3, or as to those Units held by Dissenting Unitholders, other than those Dissenting Unitholders deemed to have participated in the Arrangement pursuant to Article 4, to receive the fair value of the Units represented by such certificates; and (ii) dividends or distributions with respect to such consideration pursuant to Section 5.4; in each case subject to compliance with the requirements set forth in this Article 5.

5.2	Subject to the provisions of the Letter of Transmittal, New Penn West shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Units of a validly completed and duly signed Letter of Transmittal (and such other documents and instruments as the Depositary may reasonably require) and the certificates representing such Units (which shall be cancelled), either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b)	if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder;

certificates representing the number of New Penn West Shares issued to such holder under the Arrangement (together with any dividends or distributions with respect thereto pursuant to Section 5.4).

5.3	If any certificate which immediately prior to the time of exchange specified herein represented an interest in outstanding Units that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to New Penn West and its transfer agent, which bond is in form and substance satisfactory to New Penn West and its transfer agent, or shall otherwise indemnify New Penn West and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4	All dividends or other distributions, if any, made with respect to any New Penn West Shares allotted and issued pursuant to this Arrangement with a record date after December 31, 2010 but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary, in trust, for the registered holder of such New Penn West Shares. The Depositary shall pay and deliver to any such registered holder such dividends and distributions to which such holder is entitled, net of applicable withholding and other taxes, upon delivery of the certificate representing the New Penn West Shares issued to such holder in accordance with Section 5.2.

5.5	Any certificate formerly representing Units that is not deposited with all other documents as required by this Plan of Arrangement and the Letter of Transmittal on or before the last Business Day prior to the third anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature, including the right of the holder of such Units to receive New Penn West Shares (and any dividends and distributions thereon). In such case, such New Penn West Shares (together with all dividends and distributions thereon) shall be returned to New Penn West and such New Penn West Shares shall be cancelled.

5.6	No certificates representing fractional New Penn West Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered holder of Units otherwise entitled to a fractional interest in a New Penn West Share will receive the nearest whole number of New Penn West Shares (with fractions equal to or greater than exactly 0.5 being rounded up and less than 0.5 being rounded down).

5.7	New Penn West and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or distribution otherwise payable to any former holder of Units or any holder of New Penn West Shares, such amounts as either New Penn West or the Depositary are required to deduct and withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New Penn West and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New Penn West and the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and New Penn West and the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale to such holder.

ARTICLE 6

AMENDMENTS

6.1	AcquisitionCo, PWPL and Penn West Trust each reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is:

(a)	agreed to by each of AcquisitionCo, PWPL and Penn West Trust;

(b)	filed with the Court and, if made following the Meeting, approved by the Court; and

(c)	communicated to Unitholders in the manner required by the Court (if so required).

6.2	Any amendment, modification or supplement to this Plan of Arrangement that it is not adverse to the financial or economic interests of any former holder of Units may be made following the Effective Time by New Penn West.

ARTICLE 7

FURTHER ASSURANCES

7.1	Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein. Penn West Trust, PWPL and AcquisitionCo may agree not to implement this Plan of Arrangement, notwithstanding the passing of the Arrangement Resolution and the receipt of the Final Order.

SCHEDULE A

ARTICLES OF AMALGAMATION OF NEW PENN WEST

ARTICLES OF AMALGAMATION

Business Corporations Act

(Alberta)

Section 185

1.	Name of Amalgamated Corporation: Penn West Petroleum Ltd.

2.	The classes of shares, and any maximum number of shares that the Corporation is authorized to issue: See Annex A attached hereto

3.	Restriction on share transfers, if any: None

4.	Number, or minimum and maximum number of directors: Minimum of three (3); Maximum of twelve (12)

5.	If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restriction(s): None

6.	Other Provisions, if any: See Annex B attached hereto

7.	Name of Amalgamating Corporations:	Corporate Access Number:
1566577 Alberta Ltd.		2015665777
Penn West Petroleum Ltd.		2015095033
960347 Alberta Ltd.		209603471

Name of Person Authorizing (please print)	Signature

January 1, 2011
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

ANNEX A

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value and 90,000,000 Preferred Shares without nominal or par value.

The rights, privileges, restrictions and conditions attached to each class of shares are set forth below.

COMMON SHARES

The unlimited number of Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The holders of Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such);

(b)	The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends; and

(c)	The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

PREFERRED SHARES

The 90,000,000 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a)	The Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation or creation or issue of debt or equity securities; the whole subject to filing with the Registrar (as defined in the Business Corporations Act (Alberta) or successor legislation thereto) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series;

(b)	Notwithstanding paragraph (a), the Directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of Preferred Shares;

(c)	Notwithstanding paragraph (a), other than in the case of a failure to declare or pay dividends specified in any series of the Preferred Shares, the voting rights attached to the Preferred Shares shall be limited to one vote per Preferred Share at any meeting where the Preferred Shares and Common Shares vote together as a single class;

(d)	The Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to accumulated dividends and return of capital. The Preferred Shares shall be entitled to a preference over the Common Shares and over any other shares of the Corporation ranking junior to the Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs (a) through (e) hereof over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined in the case of each such series of Preferred Shares; and

(e)	The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution passed by the affirmative vote of a least two-thirds of the votes cast at a meeting of holders of Preferred Shares duly called for such purpose and held upon at least 21 days’ notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least 10 percent of the outstanding Preferred Shares or by a resolution in writing of all holders of the outstanding Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 7 days later and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a Preferred Share shall be entitled to one vote in respect of each one dollar of stated value of Preferred Shares held.

ANNEX B

(a)	The directors of the corporation may, without authorization of the shareholders:

(i)	borrow money on the credit of the Corporation;

(ii)	issue, reissue, sell or pledge debt obligations of the Corporation;

(iii)	subject to the Business Corporations Act (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b)	The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(c)	Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

APPENDIX D

INFORMATION CONCERNING NEW PENN WEST AND ACQUISITIONCO

Schedule A – Audited Balance Sheet of AcquisitionCo

Schedule B – Pro Forma Unaudited Consolidated Financial Statements of New Penn West

NOTICE TO READER

As at the date hereof, AcquisitionCo has not carried on any active business other than entering into the Arrangement Agreement. Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the Arrangement has been completed as described in the Information Circular. New Penn West will be the corporation formed upon the amalgamation of AcquisitionCo, Penn West and 960347 pursuant to the Arrangement. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the “Glossary of Terms” in the Information Circular.

FORWARD-LOOKING STATEMENTS

In the interest of providing Unitholders and potential investors with information regarding the Trust, AcquisitionCo and New Penn West, including management’s assessment of the Trust’s and New Penn West’s future plans and operations, certain statements contained and incorporated by reference in this Appendix constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. All statements other than statements of historical fact may be forward-looking statements. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

Reference is made to “Information Circular and Proxy Statement – Forward-looking Statement Disclaimer” in the body of the Information Circular for information regarding forward-looking statements. The forward-looking statements contained and incorporated by reference in this Appendix speak only as of the date of this document or as of the date specified in the documents incorporated by reference into this Appendix, as the case may be. Except as expressly required by applicable securities laws, neither the Trust, AcquisitionCo, nor New Penn West undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained and incorporated by reference in this Appendix are expressly qualified by the cautionary statement set forth in the body of the Information Circular under “Information Circular and Proxy Statement – Forward-looking Statement Disclaimer”.

CORPORATE STRUCTURE

Name, Address and Incorporation

AcquisitionCo was incorporated on October 25, 2010 pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.

The registered and head office of AcquisitionCo is (and the registered and head office of New Penn West will be following the completion of the Arrangement) located at Suite 200, 207 – 9th Avenue S.W., Calgary, Alberta, T2P 1K3.

Intercorporate Relationships

The following are the names, the percentage of votes attaching to all voting securities to be beneficially owned, or controlled or directed, directly or indirectly, by New Penn West, and the jurisdiction of incorporation, continuance, formation or organization, of New Penn West’s direct and indirect material subsidiaries after giving effect to the Arrangement.

	Percentage of Votes	Nature of Entity	Jurisdiction of Incorporation/ Formation
Penn West Sandhill Crane Ltd.	100%	Corporation	Alberta
Trocana Resources Inc.	100%	Corporation	Alberta
Peace River Oil Partnership	54.99%(1)	General Partnership	Alberta
Penn West Petroleum	99.7%(2)	General Partnership	Alberta

Notes:

(1)	Penn West Sandhill Crane Ltd. holds a 0.01% interest in Peace River Oil Partnership. Winter Spark Resources, Inc., an affiliate of China Investment Corporation, holds the remaining 45% interest in Peace River Oil Partnership.
(2)	Trocana holds the remaining 0.3% interest in PWP.

Organizational Structure

The following diagram illustrates the simplified organizational structure of New Penn West and its material subsidiaries immediately following the completion of the Arrangement.

Immediately following the completion of the Arrangement: (i) approximately 456,334,668 New Penn West Shares will be issued and outstanding (assuming no Dissent Rights are exercised and assuming that no Units are issued subsequent to November 9, 2010); and (ii) an aggregate of approximately Cdn$255 million principal amount of Convertible Debentures will be issued and outstanding (assuming that no Convertible Debentures are converted subsequent to the date of this Information Circular).

GENERAL DEVELOPMENT OF THE BUSINESS

General

New Penn West will be formed under the ABCA pursuant to the Amalgamation of AcquisitionCo, Penn West and 960347.

New Penn West will become a reporting issuer in all provinces of Canada and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Following the Arrangement, New Penn West will be deemed to be a “successor issuer” to the Trust under the 1934 Act, and consequently the New Penn West Shares will be deemed to be registered pursuant to Section 12 of the 1934 Act and New Penn West will be subject to the applicable reporting and disclosure requirements under the 1934 Act.

The TSX has conditionally approved: (i) the listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement; and (ii) the listing of the Convertible Debentures to be assumed by New Penn West pursuant to the Arrangement; subject to New Penn West fulfilling the requirements of the TSX.

The Trust has applied to list the Common Shares to be issued and made issuable pursuant to the Arrangement on the NYSE. The NYSE listing requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

History

For a description of the general development of the business of the Trust over the last three completed financial years and during the current financial year, see “General Development of The Business – History and Development” in the Trust AIF and see the other documents incorporated by reference herein, including without limitation the Trust Q3 MD&A.

DESCRIPTION OF THE BUSINESS

The Arrangement will result in the reorganization of the Trust into a dividend paying, growth oriented, publicly traded exploration and production company that will be named “Penn West Petroleum Ltd.” and that, together with its subsidiaries, will carry on the business presently carried on by the Trust and its subsidiaries.

New Penn West will be in the business of acquiring, exploring, developing, exploiting, producing and holding interests in petroleum and natural gas properties and assets related thereto. The vast majority of the proved plus probable reserves of New Penn West will be located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Manitoba, and in the Northwest Territories. New Penn West will also have minor proved plus probable reserves interests in the United States in the States of Montana, Wyoming and North Dakota.

For further information regarding the business of New Penn West following the completion of the Arrangement (including a description of the assets to be owned by New Penn West following the completion of the Arrangement and the oil and natural gas reserves attributable to them), see “Statement of Reserves Data and Other Oil and Gas Information” set forth in Appendix A-3 to the Trust AIF, which is incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND FINANCIAL STATEMENTS

AcquisitionCo was incorporated on October 25, 2010 pursuant to the provisions of the ABCA for the sole purpose of participating in the Arrangement and has not carried on any business or conducted any operations to date other than entering into the Arrangement Agreement.

If the Arrangement is completed, the business currently conducted by the Trust’s subsidiaries will continue to be carried on by New Penn West and its subsidiaries in the same manner as it is carried on prior to the completion of the Arrangement. New Penn West’s financial position, business, legal and other risks and outlook after the Arrangement is completed will be substantially the same as the current financial position, business, legal and other risks and outlook of the Trust, which is described in the Trust 2009 Annual Financial Statements, the Trust 2009 MD&A, the Trust 2010 Q3 Financial Statements, the Trust 2010 Q3 MD&A and the Trust AIF, each of which documents is incorporated by reference in this Information Circular.

Because the Arrangement does not contemplate a change of control for accounting purposes, the financial statements of New Penn West will generally reflect the assets and liabilities at the respective carrying amounts of the Trust. The reorganization of the Trust into a corporation could result in a change to the carrying amount of future income tax balances. Changes to the carrying amount of future income tax balances will be charged to future income tax expense and may result in a reduction to shareholders’ equity and these changes may be material. Changes to the TURIP associated with the Arrangement may result in a charge against earnings and/or an adjustment to contributed surplus and/or the recognition of a liability for potential cash payments. To the extent that holders exercise “in-the-money” Restricted Options and related Restricted Rights following the Effective Time, the net proceeds realized by New Penn West will be at least equal to the proceeds currently realized by the Trust on exercise of a Unit Right at the reduced exercise price. For further information, see “Audited Balance Sheet of AcquisitionCo” attached as Schedule A to this Appendix and “Pro Forma Unaudited Consolidated Financial Statements of New Penn West” attached as Schedule B to this Appendix.

In 2011, New Penn West will begin to report its financial results under International Financial Reporting Standards (“IFRS”). For information regarding the impact that IFRS will have on New Penn West’s accounting policies and financial statements, see “Accounting Changes and Pronouncements – Future Accounting Pronouncements” in the Trust 2010 Q3 MD&A.

DIVIDEND RECORD AND POLICY

Dividend Record and Policy

AcquisitionCo has never declared or paid any cash dividends on the AcquisitionCo Shares.

Upon completion of the Arrangement, it is expected that New Penn West will adopt a quarterly dividend policy with an initial dividend rate of $0.27 per New Penn West Share, which will be paid on or about the 15th day of the month that follows the end of each quarter to shareholders of record at the end of such quarter. The first quarterly dividend of New Penn West is anticipated to be declared payable on April 15, 2011 to shareholders of record on March 31, 2011.

Notwithstanding the foregoing, the amount of future cash dividends, if any, will be subject to the discretion of the board of directors of New Penn West and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. Depending on these and various other factors, many of which will be beyond the control of New Penn West’s Board and management team, New Penn West will change its dividend policy from time to time, and as a result, future cash dividends of New Penn West could be reduced or suspended entirely. The market value of the New Penn West Shares may deteriorate if New Penn West reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material. See “Risk Factors” in the Information Circular and in this Appendix.

Although it is expected that dividends of New Penn West will qualify as “eligible dividends” for the purposes of the Tax Act, and thus qualify for the enhanced gross-up and tax credit regime available to certain holders of New Penn West Shares, no assurances can be given that all dividends will be designated as “eligible dividends” or qualify as “eligible dividends”. See “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations” in the body of the information Circular.

Amended DRIP Plan

Pursuant to the Arrangement, the Amended DRIP Plan shall become effective, all existing participants in the DRIP Plan will be deemed to be participants in the Amended DRIP Plan without any further action on their part, and the Final Trust Distribution of $0.09 per Unit payable on January 14, 2011 to Unitholders of record on December 31, 2010 will be automatically applied, on behalf of such deemed participants, to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended DRIP Plan.

The Amended DRIP Plan will only be available to residents of the United States upon New Penn West filing a registration statement under the 1933 Act to register the New Penn West Shares issuable thereunder. The Trust expects that New Penn West will file such a registration statement in early January following the completion of the Arrangement.

At the Effective Time, the DRIP Plan will be amended and restated to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of the Trust under the DRIP Plan.

DESCRIPTION OF CAPITAL STRUCTURE

General

Upon completion of the Arrangement (including the Amalgamation), the authorized capital of New Penn West will consist of an unlimited number of New Penn West Shares without nominal or par value and 90,000,000 preferred shares without nominal or par value.

Description of Share Capital

A description of the share capital of New Penn West is set forth below. This description is a summary only. Unitholders are encouraged to read the full text of such share provisions, which are attached as Annex A to Schedule A to the Plan of Arrangement.

New Penn West Shares

The holders of New Penn West Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of New Penn West (other than meetings of a class or series of shares of New Penn West other than the New Penn West Shares as such).

The holders of New Penn West Shares shall be entitled to receive dividends as and when declared by the Board on the New Penn West Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of New Penn West ranking in priority to the New Penn West Shares in respect of dividends.

The holders of New Penn West Shares shall be entitled in the event of any liquidation, dissolution or winding-up of New Penn West, whether voluntary or involuntary, or any other distribution of the assets of New Penn West among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of New Penn West ranking in priority to the New Penn West Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of New Penn West ranking equally with the New Penn West Shares in respect of return of capital on dissolution, in such assets of New Penn West as are available for distribution.

Preferred Shares

The preferred shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the Board shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out in New Penn West’s articles, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange rights (if any), and whether into or for securities of New Penn West or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than preferred shares or payment in respect of capital on any shares in the capital of New Penn West or creation or issue of debt or equity securities; the whole subject to filing with the Registrar of Articles of Amendment setting forth a description of such series, including the designation, rights, privileges, restrictions and conditions attached to the shares of such series. Notwithstanding the foregoing, other than in the case of a failure to declare or pay dividends specified in any series of preferred shares, the voting rights attached to the preferred shares shall be limited to one vote per preferred share at any meeting where the preferred shares and New Penn West Shares vote together as a single class.

The preferred shares of New Penn West are intended to provide future financing flexibility and are not intended to be used to block any takeover bid for New Penn West. New Penn West confirms that it will not, without prior shareholder approval, issue any preferred shares for any anti-takeover purpose.

Description of Convertible Debentures

As at November 9, 2010, there were Cdn$26 million principal amount of 7.2% Debentures outstanding and Cdn$229 million principal amount of 6.5% Debentures outstanding. The 7.2% Debentures mature on May 31, 2011 and the 6.5% Debentures mature on December 31, 2011.

From and after the Effective Time, New Penn West will, in accordance with the provisions of the Convertible Debenture Indentures, expressly assume, pursuant to the Supplemental Debenture Indentures, all of the covenants and obligations of the Trust under the Convertible Debenture Indentures and the outstanding Convertible Debentures, whereupon New Penn West will succeed to and be substituted for the Trust under the Convertible Debenture Indentures.

Following the completion of the Arrangement (and the assumption by New Penn West of the Convertible Debentures in accordance with the Convertible Debenture Indentures), the conversion terms of the Convertible Debentures will be adjusted in accordance with the Convertible Debenture Indentures to reflect the exchange of Units for New Penn West Shares under the Arrangement. Holders of Convertible Debentures who do not convert their Convertible Debentures prior to the Effective Time will thereafter be entitled to receive, upon conversion of such Convertible Debentures (as assumed by New Penn West in accordance with the Convertible Debenture Indentures), in lieu of each Unit that would have been issuable on conversion prior to the Effective Time, one (1) New Penn West Share. The adjusted conversion terms will be confirmed in the Supplemental Debenture Indentures to be entered into between New Penn West and the trustees under the Convertible Debenture Indentures.

The Arrangement will result in a technical “change of control” occurring under the Convertible Debenture Indentures. As a result, New Penn West will be required, within 30 days following the completion of the Arrangement, to make a cash offer to purchase all outstanding Convertible Debentures at a price of 101% of the principal amount thereof plus accrued and unpaid interest.

For a description of the material terms of the Convertible Debentures, see “Information Relating to Penn West – Convertible Debentures” in the Trust AIF, which is incorporated by reference in this Information Circular.

CONSOLIDATED CAPITALIZATION

The following table sets forth (i) the capitalization of AcquisitionCo as at September 30, 2010, and (ii) the pro forma consolidated capitalization of New Penn West after giving effect to the completion of the Arrangement (including the Amalgamation of AcquisitionCo, Penn West and 960347 to form New Penn West).

For further information, see the Trust 2010 Q3 Financial Statements (which are incorporated by reference into this Information Circular), the “Audited Balance Sheet of AcquisitionCo” attached as Schedule A to this Appendix, and the “Pro Forma Unaudited Consolidated Financial Statements of New Penn West” attached as Schedule B to this Appendix.

		AcquisitionCo(1)	New Penn West
Designation	Authorization	As at September 30, 2010 before giving effect to the Arrangement	As at September 30, 2010 after giving effect to the Arrangement
Bank Debt(2)	Cdn$2.25 billion	—	Cdn$639 million

Senior Notes(2)	US$1,359 million	—	Cdn$1,398 million	(3)
	Cdn$85 million		Cdn$85 million
	£77 million		Cdn$124 million	(3)
	€10 million		Cdn$14 million	(3)

Convertible Debentures(4)	Cdn$255 million	—	Cdn$255 million	(5)

Common Shares	Unlimited	Cdn$100(6) (100 shares)	Cdn$9,057 million (454,711,951 shares	(6)(7)(8) )

Preferred Shares	90,000,000	— (nil shares)	— (nil shares	)

Notes:

(1)	Assumes that AcquisitionCo had been incorporated on September 30, 2010 rather than October 25, 2010.
(2)	For information regarding Penn West’s credit facilities and senior unsecured notes, see note 5 to the Trust 2010 Q3 Financial Statements and “Financing” and “Liquidity and Capital Resources” in the Trust 2010 Q3 MD&A, both of which are incorporated by reference into this Information Circular. It is anticipated that the agreements governing Penn West’s credit facilities and senior unsecured notes will be amended effective as of the Effective Date to give effect to the Arrangement (including, without limitation, the dissolution of the Trust) and to reflect New Penn West’s continuance as the borrower under such credit facilities and the issuer of such senior unsecured notes.
(3)	The principal amount of senior unsecured notes outstanding at September 30, 2010 has been converted into Canadian dollars based on the exchange rates in effect at the close of business on such date.
(4)	For information regarding the Convertible Debentures, see “Information Relating to Penn West – Convertible Debentures” in the Trust AIF, note 6 to the Trust 2010 Q3 Financial Statements and “Convertible Debentures” in the Trust 2010 Q3 MD&A, which are incorporated by reference into this Information Circular. New Penn West will assume the Convertible Debentures pursuant to the Arrangement and as a result the Convertible Debentures will be convertible into New Penn West Shares.
(5)	Assumes that the same principal amount of Convertible Debentures is outstanding on the Effective Date as was outstanding on September 30, 2010.
(6)	The 100 AcquisitionCo Shares that are currently held by the Trust will be cancelled in connection with the Arrangement.
(7)	Assumes that the same number of Units is outstanding on the Effective Date as was outstanding on September 30, 2010 and that no Dissent Rights are exercised.
(8)	In addition, as at September 30, 2010 after giving effect to the Arrangement (and assuming that (i) the same number of Unit Rights and the same principal amount of Convertible Debentures are outstanding on the Effective Date as were outstanding on September 30, 2010, and (ii) no holders of eligible Unit Rights elect to exchange their Unit Rights for Restricted Rights and Restricted Options), an aggregate of 34,260,482 New Penn West Shares would be issuable on exercise of Share Rights outstanding under the Amended TURIP and an aggregate of 4,791,202 New Penn West Shares would be issuable on conversion of the outstanding Convertible Debentures. For information regarding the TURIP, see note 9 to the Trust 2010 Q3 Financial Statements, “Unit-Based Compensation” in the Trust 2010 Q3 MD&A and “Report on Executive Compensation” in the Trust AGM Circular, which are incorporated by reference into this Information Circular. For information regarding the impact of the Arrangement on the TURIP, see “Compensation of Executive Officers and Directors – Compensation Plans – Amended TURIP”.

PRIOR SALES

AcquisitionCo has not issued any securities other than the 100 AcquisitionCo Shares issued to the Trust in connection with the incorporation of AcquisitionCo, which shares will be cancelled pursuant to the Plan of Arrangement.

TRADING PRICE AND VOLUME

The AcquisitionCo Shares are not currently traded or quoted on a marketplace.

The TSX has conditionally approved: (i) the listing of the New Penn West Shares to be issued and made issuable pursuant to the Arrangement; and (ii) the listing of the Convertible Debentures to be assumed by New Penn West pursuant to the Arrangement; subject to New Penn West fulfilling the requirements of the TSX.

The Trust has applied to list the Common Shares to be issued and made issuable pursuant to the Arrangement on the NYSE. The NYSE listing requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

ESCROWED SECURITIES

No securities of any class of securities of New Penn West are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

The Trust currently owns all of the AcquisitionCo Shares.

To the knowledge of the directors and executive officers of Penn West and AcquisitionCo, immediately following the completion of the Arrangement, no person or company will beneficially own, or control or direct, directly or indirectly, 10% or more of the New Penn West Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Following the completion of the Arrangement (i) the Board of Directors of New Penn West will be comprised of all of the current members of the Board of Directors of Penn West, and (ii) the executive officers of New Penn West will be the same as the current executive officers of Penn West. See “Corporate Governance – Directors and Executive Officers of PWPL”, “Corporate Governance – Cease Trade Orders, Bankruptcies, Penalties or Sanctions” and “Corporate Governance – Conflicts of Interest” in the Trust AIF and “Information Concerning the Board and Director Nominees” in the Trust AGM Circular, both of which are incorporated by reference into this Information Circular.

Immediately after giving effect to the Arrangement, it is anticipated that the directors and officers of New Penn West and their associates and affiliates, as a group, will beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of approximately 1.4 million New Penn West Shares, representing approximately 0.3% of the outstanding New Penn West Shares (assuming that (i) the number of Units held by such persons does not change prior to the Effective Time, (ii) no Dissent Rights are exercised, and (iii) no Units are issued subsequent to the date of this Information Circular and prior to the Effective Time).

Personnel

After giving effect to the Arrangement, the current employees and consultants of Penn West will continue to be the employees and consultants of New Penn West. As of September 30, 2010, Penn West had approximately 2,000 employees and 190  consultants.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

General

The proposed directors and executive officers of New Penn West are currently compensated by Penn West. Except as noted below, New Penn West’s compensation policies are expected to be similarly structured to those of Penn West. See “Information Concerning the Board and Director Nominees – Report on Director Compensation” and “Report on Executive Compensation” in the Trust AGM Circular.

Executive Employment Agreements

The Arrangement will not result in any change of control, termination or other payments being made to any directors, officers or employees of the Trust or Penn West pursuant to employment, change of control or similar agreements or arrangements. At the Effective Time, all executive employment agreements will be amended or amended and restated to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of Penn West under such agreements. It is anticipated that the amendments will be administrative in nature only.

Compensation Plans

General

The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of vesting, under any outstanding compensation plans of the Trust.

Amended TURIP

Background Information

The TURIP is an equity-based compensation plan. Each Unit Right entitles the holder to purchase one Unit from treasury at either the original grant price (“Grant Price”) of the Unit Right (which is always based on the current market trading price of the Units), or at a reduced exercise price (the “Adjusted Exercise Price”) that is calculated by deducting from the Grant Price all cash distributions paid by the Trust after the date of grant of the Unit Right. Under the existing TURIP, any gain realized by a holder who elects to exercise a Unit Right: (i) at the Adjusted Exercise Price will be subject to tax at ordinary income tax rates; and (ii) at the Grant Price will be subject to tax at capital gains tax rates. In either case, the exercise of a Unit Right does not result in Penn West being able to deduct any amount from its taxable income. For further details in respect of the TURIP, see “Report on Executive Compensation – Incentive Plan Awards – Narrative Discussion of Plan-Based Awards – Trust Unit Rights Incentive Plan” in the Trust AGM Circular, which is incorporated by reference herein.

Effect of the Arrangement

The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Rights outstanding, under the TURIP.

“Roll-Over” of Unit Rights under the Amended TURIP

Pursuant to the Arrangement, the Amended TURIP shall become effective and, except as described below under “Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options”, in accordance with the terms of the TURIP, all Unit Rights outstanding under the TURIP will be exchanged for Share Rights under the Amended TURIP. Holders of Share Rights will thereafter be entitled to receive a New Penn West Share on exercise of their Share Right on substantially the same terms and conditions that existed prior to the Arrangement, except that the Adjusted Exercise Price of Share Rights will be adjusted for dividends, rather than adjusted for distributions. Following the Arrangement, the tax treatment of Share Rights that are issued in exchange for Unit Rights should be the same for both New Penn West and holders of Share Rights: any gain realized by a holder who elects to exercise a Unit Right at the Adjusted Exercise Price will be subject to tax at ordinary income tax rates; any gain realized by a holder who elects to exercise a Share Right at the Grant Price should be subject to tax at capital gains tax rates; and the exercise of a Share Right will not result in New Penn West being able to deduct any amount from its taxable income.

Election to Exchange Certain Unit Rights for Restricted Rights and Restricted Options

In order to provide for the most tax efficient transition of the TURIP for New Penn West and holders of Unit Rights, the Trust has determined to allow holders (“Electing Holders”) of Unit Rights (other than non-management directors of Penn West) that are “in-the-money” immediately prior to the Effective Time (i.e. the Adjusted Exercise Price of the Unit Right is less than the closing price of the Units on the TSX on December 31, 2010 (the “Closing Conversion Price”)) to elect (the “Conversion Election”) to receive in exchange for each Unit Right:

(a)	an Option (a “Restricted Option”) to purchase a New Penn West Share issued under the Option Plan, which Restricted Option would bear the same term and vesting provisions as the Unit Right that it is exchanged for (the “Elected Unit Right”), except that the Restricted Option would entitle the Electing Holder to acquire a New Penn West Share at the Closing Conversion Price rather than at the Adjusted Exercise Price; and

(b)	a right (a “Restricted Right”) bearing the same term and vesting provisions as the Elected Unit Right, which right would have a notional value (the “At Risk In-the-Money Amount”) at any given time equal to (i) the lesser of the Closing Conversion Price and the last closing price of the New Penn West Shares on the TSX prior to the time of exercise of the Restricted Right (the “Market Price”), minus (ii) the Adjusted Exercise Price of the Restricted Right at the time of exercise.

The Restricted Right is intended to represent the “in-the-money” component of the Elected Unit Right measured from the Effective Time, the value of which continues to fluctuate to the extent that the Market Price of the New Penn West Shares declines below the Closing Conversion Price and to the extent that dividends are paid by New Penn West on the New Penn West Shares, and as such the value of a Restricted Right remains “at risk” in the same manner that the value of a Unit Right is currently “at risk”. The Restricted Option is intended to represent the potential future capital appreciation component of the Elected Unit Right measured from the Effective Time, and will only have value to the extent that the Market Price of the New Penn West Shares exceeds the Closing Conversion Price of the Units. As a result, each Restricted Right and related Restricted Option collectively represent the economic equivalent of an Elected Unit Right. In order to preserve such economic equivalence, each Restricted Right and related Restricted Option must be exercised (or surrendered) concurrently by the Electing Holder.

On exercise of a Restricted Right: (i) if the corresponding Restricted Option is “in-the-money” (that is, the exercise price of the Restricted Option is less than the Market Price of the New Penn West Shares), then such Restricted Option is deemed to be exercised in accordance with the terms of the Option Plan; and (ii) if the corresponding Restricted Option is “out-of-the-money” (that is, the exercise price of the Restricted Option is greater than the Market Price of the New Penn West Shares), then such Restricted Option is deemed to be surrendered to New Penn West for cancellation without payment of any consideration therefor.

On exercise of a Restricted Right, New Penn West will issue to the Electing Holder that number of New Penn West Shares as is equal to the number obtained by dividing the At Risk In-the-Money Amount by the Market Price of the New Penn West Shares; provided that notwithstanding the foregoing, the Electing Holder may elect, in the holder’s sole discretion, to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving New Penn West Shares.

Under the Amended TURIP: (i) a holder of a Restricted Right who elects to receive a cash payment equal to the At Risk In-the-Money Amount in lieu of receiving New Penn West Shares will be subject to tax at ordinary income tax rates on any gain realized; however, New Penn West should be able to deduct the amount of the payment from its taxable income; and (ii) any gain realized by a holder of a Restricted Option on exercise thereof should be subject to tax at capital gains tax rates. Therefore, extending the Conversion Election to holders of Unit Rights that are “in-the-money” at the Effective Time allows for the most tax efficient transition of the TURIP for New Penn West and for holders of “in-the-money” Unit Rights. The Trust is not able to extend the Conversion Election to holders of “out-of-the-money” Unit Rights because: (i) such Unit Rights do not have any intrinsic value to be represented by a Restricted Right; and (ii) the issuance of Restricted Options to such holders in exchange for “out-of-the-money” Unit Rights held by them would constitute a reduction in the Grant Price of such Unit Rights, which would not be permitted by the terms of the TURIP and would be contrary to the Board’s general policy that it will not re-price incentive securities.

In connection with the Arrangement, a number of additional amendments will be made to the TURIP, including the following: (i) non-management directors will be prohibited from receiving Share Rights under the Amended TURIP following the completion of the Arrangement; (ii) the amendment provisions of the TURIP will be amended to provide that the amendment provisions may not be removed from the Amended TURIP or amended without shareholder approval; (iii) the Amended TURIP will contain a “surrender offer” feature which will allow a holder of a vested Share Right (but not a Restricted Right) to make an offer (a “Surrender Offer”) to New Penn West for the disposition and termination of such Share Right in consideration of a cash payment equal to the Fair Market Value of such surrendered Share Right, and New Penn West may, but will not be obligated to, accept the Surrender Offer. For the purposes of the Surrender Offer, “Fair Market Value” means (y) the last closing price of the New Penn West Shares on the TSX prior to the receipt of the Surrender Offer by New Penn West, less (z) at the election of the holder, either the Grant Price or the Adjusted Exercise Price of such Share Right at the time of receipt of the Surrender Offer by New Penn West; and (iv) a number of miscellaneous administrative amendments will also be made to the TURIP. The amendments to the TURIP (including the amendments required to give effect to the Arrangement and the provision of the Conversion Election to holders of “in-the-money” Unit Rights) will be made under the amendment provisions and adjustment provisions of the TURIP.

If at the Meeting the Option Plan is approved by Unitholders, effective as of January 1, 2011 immediately following the completion of the Arrangement, New Penn West will not issue any further Share Rights pursuant to the Amended TURIP and the Amended TURIP will then terminate on the date that there ceases to be any Share Rights and Restricted Rights outstanding thereunder. On the other hand, if the Option Plan is not approved by Unitholders, the Amended TURIP will continue to be in effect, New Penn West may issue additional Share Rights pursuant to the Amended TURIP in accordance with its terms and the rules of the TSX, and the Conversion Election will not be available to holders of “in-the-money” Unit Rights, but rather all Unit Rights will be exchanged for Share Rights in the manner described above under ““Roll-Over” of Unit Rights Under the Amended TURIP”.

For information regarding the proposed Option Plan of New Penn West, see “Option Plan” below, “Other Matters to be Considered at the Meeting – Approval of Option Plan” in the Information Circular, and “Appendix E – Option Plan”.

Amended LTRIP

The LTRIP is an equity-linked compensation plan in the sense that the value of Unit Awards issued under the LTRIP tracks the price of the Units, however, Unit Awards are only settled in cash. Directors and officers of Penn West do not participate in the LTRIP. The Arrangement will not constitute a change of control, and accordingly, will not trigger the acceleration of the vesting of any Unit Awards outstanding, under the LTRIP.

Pursuant to the Arrangement, the Amended LTRIP shall become effective, and in accordance with the terms of the LTRIP, all Unit Awards outstanding under the LTRIP will be exchanged for Share Awards under the Amended LTRIP. Holders of Share Awards will thereafter be entitled to receive a cash payment on substantially the same terms and conditions that existed prior to the Arrangement, except that Share Award payments will be based upon the market value of the New Penn West Shares, as adjusted for dividends, rather than upon the market value of the Units, as adjusted for distributions.

At the Effective Time, the LTRIP will be amended and restated in accordance with its terms to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of the Trust under the LTRIP. A number of administrative amendments will also be made to the LTRIP. The amendments to the LTRIP will be made under the amendment provisions of the LTRIP.

Amended ERSP

Pursuant to the Arrangement, the Amended ERSP shall become effective, all existing participants in the ERSP will be deemed to be participants in the Amended ERSP without any further action on their part, and contributions made to the ERSP by participants in the ERSP and by Penn West prior to the Effective Time and in respect of which Units have not been purchased will be automatically applied to the purchase of New Penn West Shares in accordance with the terms and conditions of the Amended ERSP.

At the Effective Time, the ERSP will be amended and restated to reflect the Arrangement and the implementation of the transactions contemplated by the Arrangement, including New Penn West’s assumption of the obligations of the Trust under the ERSP. The ERSP will also be amended to provide that under the Amended ERSP, New Penn West Shares may no longer be issued from treasury. Instead, an independent trustee will acquire New Penn West Shares through purchases on the TSX to satisfy New Penn West’s obligations under the Amended ERSP. A number of administrative amendments will also be made to the ERSP. The amendments to the ERSP will be made under the amendment provisions of the ERSP.

Option Plan

At a meeting of the Board held on November 5, 2010, the Board approved the Option Plan for New Penn West in the form attached to this Information Circular as Appendix E. If the Arrangement Resolution is approved by Unitholders at the Meeting, Unitholders will be asked to consider and, if deemed advisable, approve the Option Plan.

Equity-based incentive compensation such as the Option Plan (and currently the TURIP) is an integral component of compensation for employees, officers and consultants. The attraction and retention of qualified personnel has been identified as one of the key risks to New Penn West’s long-term strategic growth plan. The Option Plan is intended to maintain New Penn West’s competitiveness within the Canadian oil and gas industry and facilitate the achievement of its long-term goals by providing an increased incentive for personnel to contribute to the future success and prosperity of New Penn West and by strengthening the alignment of the interests of personnel with the interests of the New Penn West shareholders.

If approved, the Option Plan will replace the TURIP following the Effective Date and no further Share Rights will be granted under the Amended TURIP. As a result, the Option Plan will be the only equity-based compensation plan of New Penn West pursuant to which rights will continue to be granted to acquire New Penn West Shares from treasury. Although the ERSP is currently an equity-based compensation plan pursuant to which Units are issued from treasury, in connection with New Penn West’s assumption of the obligations of the Trust under the ERSP pursuant to the Arrangement, the ERSP will be amended to provide that following the Effective Date New Penn West Shares will only be acquired through open-market purchases on the TSX. Although the Amended LTRIP (in which directors and officers do not participate) and the DSU Plan (in which only non-management directors will participate) will be equity-linked compensation plans in the sense that the value of rights issued under such plans will track the price of the New Penn West Shares, rights issued under those plans will only be settled in cash.

Subject to the approval of the Option Plan by Unitholders at the Meeting, officers and other service providers to New Penn West (excluding non-management directors) will be eligible to participate in the Option Plan and may be granted Options from time to time thereunder following completion of the Arrangement, subject to the terms and limitations contained in the Option Plan. For further information in respect of the Option Plan, see “Other Matters to be Considered at the Meeting – Approval of Option Plan” in the Information Circular.

The completion of the Arrangement is not conditional upon the passing of the resolution to approve the Option Plan. In the event that the Arrangement is completed and the proposed resolution to approve the Option Plan is not passed at the Meeting, the terms of the Amended TURIP will provide that New Penn West will continue to have the ability to grant Share Rights under the Amended TURIP. Alternatively, New Penn West may consider the provision of comparable compensation to its officers, employees and consultants in the form of other appropriate arrangements in addition to, or in lieu of, continuing to grant Share Rights under the Amended TURIP.

DSU Plan

Non-management directors of Penn West have not been granted Unit Rights under the TURIP since September 2007 and non-management directors of New Penn West will not be eligible to participate in the Option Plan. In addition, non-management directors of Penn West do not (and non-management directors of New Penn West will not) participate in the ERSP or the LTRIP. Therefore, at a meeting of the Board of Penn West held on November 5, 2010, the Board approved the DSU Plan for New Penn West effective as of January 1, 2011. Subject to the Governance Committee (the “Committee”) reporting to the Board on all matters relating to the DSU Plan and obtaining approval of the Board for those matters required by the Committee’s mandate, the DSU Plan will be administered by the Committee.

The purpose of the DSU Plan is to: (i) promote a greater alignment of interests between non-management directors of New Penn West and its shareholders by providing a means to accumulate a meaningful financial interest in New Penn West that is commensurate with the responsibility, commitment and risk of non-management directors; (ii) support a compensation plan that is competitive and rewards long-term success of New Penn West as measured in total shareholder returns for New Penn West; and (iii) assist New Penn West’s ability to attract and retain qualified individuals with the experience and ability to serve as non-management directors.

Under the DSU Plan, rights (“Deferred Share Units”) will be granted by New Penn West to non-management directors to receive, on a deferred payment basis, a cash payment equivalent to the Fair Market Value of a New Penn West Share. “Fair Market Value” means the volume weighted average trading price of the New Penn West Shares on the TSX for the five trading days immediately preceding the day on which the Fair Market Value is to be determined.

The DSU Plan provides that non-management directors: (i) who have not yet met the minimum New Penn West Share ownership requirements for individual directors as established by the Board from time to time (“Minimum Share Ownership Requirements”) must receive 40% of their annual Board member retainers (“Annual Fixed Remuneration”) in the form of Deferred Share Units, and may elect to receive any amount in excess of 40% of their Annual Fixed Remuneration in the form of Deferred Share Units; (ii) who have met the Minimum Share Ownership Requirements may elect to receive any amount of their Annual Fixed Remuneration in the form of Deferred Share Units; and (iii) may elect to receive any amount of their Other Remuneration in the form of Deferred Share Units. “Other Remuneration” means any variable remuneration payable to a non-management director in respect of the services they provide in their capacity as a Board member or a committee member to New Penn West in any calendar year, including committee member retainer(s), Board or committee chair retainer(s), Board or committee meeting fee(s), or any other fee earned in a director’s capacity as a Board or committee member. The Annual Fixed Remuneration required and / or elected to be received in the form of Deferred Share Units (if any) plus the Other Remuneration elected to be received in the form of Deferred Share Units (if any) is collectively referred to as the “Deferred Remuneration”.

New Penn West will credit Deferred Share Units in respect of Deferred Remuneration to a non-management director’s account on the date that the non-management director’s Deferred Remuneration would otherwise be payable. The number of Deferred Share Units to be credited to a non-management director’s account is determined by dividing the amount of the non-management director’s Deferred Remuneration by the Fair Market Value per New Penn West Share on the date the Deferred Share Units are credited to the non-management director. When dividends are paid on New Penn West Shares, additional Deferred Share Units will be credited to the non-management director’s account as of the dividend payment date. The number of additional Deferred Share Units (“Dividend Equivalents”) to be credited to the non-management director’s account will be determined by dividing (y) the aggregate dollar amount of the dividends notionally payable in respect of such number of New Penn West Shares as is equal to the number of Deferred Share Units credited to the non-management director’s account on the dividend payment date, by (z) the Fair Market Value per New Penn West Share as of the dividend payment date.

Deferred Share Units, including any Dividend Equivalents, will vest immediately upon being credited to a non-management director’s account.

Following a non-management director’s retirement from all positions with New Penn West, or where a non-management director has (except as a result of death) otherwise ceased to hold any positions with New Penn West, all Deferred Share Units and Dividend Equivalents credited to the non-management director’s account will be redeemed by New Penn West as of the Maturity Date. Except in respect of non-management directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, otherwise applies (in which case special rules apply), the “Maturity Date” will be December 1st of the calendar year immediately following the year in which the “Termination Date” falls (being the date on which a non-management director cease to hold all positions with New Penn West), unless subsequent to the Termination Date the non-management director files a notice with New Penn West electing an accelerated Maturity Date. A director is not entitled to receive any amount prior to his or her Maturity Date. Within 10 calendar days following the Maturity Date, New Penn West will make a lump sum cash payment, net of any applicable withholdings, to the non-management director equal to the number of Deferred Share Units and Dividend Equivalents credited to the non-management director’s account as of the Termination Date multiplied by the Fair Market Value per New Penn West Share determined as at the Maturity Date.

If a non-management director dies while in office or after ceasing to hold all positions with New Penn West but before the Maturity Date, New Penn West will, within 90 days of the date of death, make a lump sum cash payment to the non-management director’s legal representative. The lump sum cash payment shall be an amount equal to the number of Deferred Share Units and Dividend Equivalents credited to the non-management director’s account as of the date of death multiplied by the Fair Market Value per New Penn West Share determined as at the date of death, net of any applicable withholdings.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Following the completion of the Arrangement, it is expected that there will exist no indebtedness of the directors or executive officers of New Penn West, or any of their associates, to New Penn West, nor any indebtedness of any of such persons to another entity which will be the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New Penn West.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Following the completion of the Arrangement, New Penn West will have the same Board committees that the Penn West Board currently has. New Penn West’s Board committees will be comprised of the same directors that currently serve on Penn West’s Board committees. New Penn West’s corporate governance practices will be structured in substantially the same manner as the Trust’s and Penn West’s corporate governance practices are currently structured. For a description of the Trust’s and Penn West’s corporate governance practices, see “Audit Committee Disclosures” in the Trust AIF and “Information Concerning the Board and Director Nominees” and “Appendix A – Form 58-101F1 – Corporate Governance Disclosure” in the Trust AGM Circular, both of which are incorporated by reference in this Information Circular.

In connection with the Arrangement and in accordance with the requirements of the ABCA, New Penn West will adopt by-laws relating generally to the conduct of the business and affairs of New Penn West. The by-laws will provide that, among other things, two persons present and holding or representing by proxy twenty-five percent (25%) of the New Penn West Shares entitled to vote at a meeting of shareholders shall be a quorum.

INDUSTRY REGULATIONS

Industry regulations related to the business of the Trust will generally apply to New Penn West after the completion of the Arrangement and will not be affected by the Arrangement. In the event the Arrangement is completed, the business and operations of New Penn West will be subject to various industry regulations as described under “Industry Conditions” in the Trust AIF, which is incorporated by reference into this Information Circular. Investors should carefully consider the information contained therein.

RISK FACTORS

Other than risk factors relating to the structure of the Trust, risk factors relating to the Trust and its subsidiaries will generally continue to apply to New Penn West after the Effective Date and will not be affected by the Arrangement. The risks associated with the Trust and its subsidiaries are described in the Trust AIF under the heading “Risk Factors” and in the Trust 2010 Q3 MD&A under the heading “Business Risks”, both of which are incorporated by reference into this Information Circular. In addition, there are a number of additional risk factors relating to the Arrangement that prospective investors should carefully consider. See “Risk Factors” in the Information Circular.

Without limitation of the foregoing or anything else contained or incorporated by reference into this Information Circular, the following is a summary of some of the more significant risk factors relating to the activities of New Penn West and the ownership of New Penn West Shares following the Effective Date that prospective investors should carefully consider.

The amount of future cash dividends, if any, paid by New Penn West will be subject to the discretion of the Board of New Penn West and may vary depending on a variety of factors and conditions existing from time to time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating costs, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the ABCA for the declaration and payment of dividends. Depending on these and various other factors, many of which will be beyond the control of New Penn West’s Board and management team, New Penn West will change its dividend policy from time to time, and as a result, future cash dividends of New Penn West could be reduced or suspended entirely. The market value of the New Penn West Shares may deteriorate if New Penn West reduces or suspends the amount of the cash dividends that it pays in the future and such deterioration may be material. Furthermore, the future treatment of dividends for tax purposes will be subject to the nature and composition of New Penn West’s dividends and potential legislative and regulatory changes. See “Dividend Record and Policy” above and “Certain Canadian Federal Income Tax Considerations” in the Information Circular.

The financial condition, operating results and future growth of New Penn West will be substantially dependent on the prevailing and expected prices of crude oil and natural gas. Any substantial and extended decline in the Canadian dollar based price of crude oil or natural gas will have an adverse effect on the revenues, profitability and cash from operating activities of New Penn West.

New Penn West’s operations will be subject to extensive government regulation governing development, transportation, production, exports, labour standards, carbon and other emissions, occupational health, protection and reclamation of the environment, including safety, hazardous materials, toxic substances and related matters. The costs of compliance with existing and new regulations could have a material adverse effect on New Penn West.

The level of New Penn West’s indebtedness from time to time could impair New Penn West’s ability to obtain additional financing on a timely basis and consequently its ability to take advantage of business opportunities that may arise.

New Penn West will be authorized to issue an unlimited number of New Penn West Shares and 90,000,000 preferred shares, issuable in series, for consideration and on terms and conditions as established by the Board of New Penn West without the approval of the shareholders of New Penn West. Under the ABCA, the shareholders of New Penn West will not have a pre-emptive right in connection with future share issuances. Therefore, New Penn West may make future acquisitions or may enter into financings or other transactions involving the issuance of securities of New Penn West, which may be dilutive for existing holders of New Penn West Shares.

The inability of New Penn West to manage growth effectively could have a material adverse impact on its business, operations and prospects.

Unitholders should carefully review and consider all risk factors, as well as the other information contained in the documents forming the Trust’s public disclosure record, before making an investment decision. Unitholders are encouraged to obtain independent legal, tax and investment advice in their jurisdiction of residence with respect to this Information Circular, the consequences of the Arrangement and the holding of New Penn West Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Trust as at the date hereof, following the completion of the Arrangement, there will be no legal proceedings that New Penn West will be a party to, or that any of New Penn West’s property will be the subject of, that will be material to New Penn West, and there are no such material legal proceedings known to be contemplated. For the purposes of the foregoing, a legal proceeding is not considered to be “material” to New Penn West if it involves a claim for damages and the amount involved, exclusive of interest and costs, does not exceed 10 percent of New Penn West’s pro forma current assets, provided that if any proceeding presents in large degree the same legal and factual issues as other proceedings pending or known to be contemplated, the Trust has included the amount involved in the other proceedings in computing the percentage.

There were no: (i) penalties or sanctions imposed against AcquisitionCo by a court relating to securities legislation or by a security regulatory authority during its most recently completed financial year or during the current financial year; (ii) other penalties or sanctions imposed by a court or regulatory body against AcquisitionCo that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements AcquisitionCo entered into before a court relating to securities legislation or with a securities regulatory authority during AcquisitionCo’s most recently completed financial year or during the current financial year.

See also “Information Concerning the Penn West Parties –  Legal Proceedings and Regulatory Actions” in the Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Penn West or any of its subsidiaries or AcquisitionCo, and no proposed director or executive officer of New Penn West or any of its subsidiaries, and no associate or affiliate of any of the foregoing persons, has or had any material interest (direct or indirect) in any transaction in the last three years or any proposed transaction that has materially affected AcquisitionCo, or will materially affect New Penn West or any of its subsidiaries, except as disclosed above or elsewhere in this Information Circular or in the documents incorporated herein by reference.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of AcquisitionCo are KPMG LLP, Chartered Accountants, Calgary, Alberta.

The auditors of New Penn West will be KPMG LLP, Chartered Accountants, Calgary, Alberta.

Transfer Agent and Registrar

The transfer agent and registrar for the New Penn West Shares in Canada will be CIBC Mellon Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. The co-transfer agent and registrar for the New Penn West Shares in the United States will be BNY Mellon Shareowner Services at its principal offices in Jersey City, New Jersey.

The transfer agent and registrar for the 7.2% Debentures assumed by New Penn West from the Trust will be Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario. The transfer agent and registrar for the 6.5% Debentures assumed by New Penn West from the Trust will be Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only contract that is material to AcquisitionCo is the Arrangement Agreement, a copy of which is attached as Appendix C hereto. See also “The Arrangement – Arrangement Agreement” in the Information Circular.

Except for contracts entered into in the ordinary course of business, the only contracts that will be material to New Penn West following the completion of the Arrangement are the contracts described below.

1.	The Arrangement Agreement.

2.	The agreements governing the credit facilities that New Penn West will assume from Penn West concurrent with closing the Arrangement. For information regarding Penn West’s credit facilities and related agreements, see note 5 to the Trust 2010 Q3 Financial Statements and “Financing” and “Liquidity and Capital Resources” in the Trust 2010 Q3 MD&A, both of which are incorporated by reference into this Information Circular. It is anticipated that the agreements governing Penn West’s credit facilities will be amended effective as of the Effective Date to give effect to the Arrangement (including, without limitation, the dissolution of the Trust) and to reflect New Penn West’s continuance as the borrower under such credit facilities.

3.	The agreements governing the senior unsecured notes that New Penn West will assume from Penn West concurrent with closing the Arrangement. For information regarding Penn West’s senior unsecured notes and related agreements, see note 5 to the Trust 2010 Q3 Financial Statements and “Financing” and “Liquidity and Capital Resources” in the Trust 2010 Q3 MD&A, both of which are incorporated by reference into this Information Circular. It is anticipated that the agreements governing Penn West’s senior unsecured notes will be amended effective as of the Effective Date to give effect to the Arrangement (including, without limitation, the dissolution of the Trust) and to reflect New Penn West’s continuance as the issuer of such senior unsecured notes.

4.	The Convertible Debenture Indentures and the Supplemental Debenture Indentures governing the Convertible Debentures that New Penn West will assume from the Trust concurrent with the closing of the Arrangement. For information regarding the Convertible Debentures and related agreements, see “Information Relating to Penn West – Convertible Debentures” in the Trust AIF, note 6 to the Trust 2010 Q3 Financial Statements and “Convertible Debentures” in the Trust 2010 Q3 MD&A, which are incorporated by reference into this Information Circular.

Following the completion of the Arrangement, a copy of these material contracts will be available on SEDAR at www.sedar.com under New Penn West’s SEDAR profile.

SCHEDULE A

AUDITED BALANCE SHEET OF ACQUISITIONCO

AUDITORS’ REPORT TO THE SHAREHOLDER

We have audited the balance sheet of 1566577 Alberta Ltd. as at October 25, 2010. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the Company at October 25, 2010 in accordance with Canadian generally accepted accounting principles.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

November 4, 2010

1566577 Alberta Ltd.

Balance Sheet

As at October 25, 2010

Assets
Cash	$100

Shareholder’s equity
Common shares (Note 2)	$100

Subsequent event (Note 3)

On behalf of the Board of Directors:

(signed) “Todd Takeyasu” Director	(signed) “Keith Luft” Director

1566577 Alberta Ltd.

Notes to the Balance Sheet

As at October 25, 2010

1.	Incorporation and basis of presentation:

1566577 Alberta Ltd. (“the Company”) was incorporated pursuant to the Business Corporations Act (Alberta) on October 25, 2010 for the sole purpose of participating in the reorganization of Penn West Energy Trust (“Penn West” or “the Trust”) into a corporate entity (“new Penn West”). The Company has not carried on any active business or conducted any operations since incorporation other than with respect to the reorganization. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

2.	Share Capital:

Authorized:

An unlimited number of voting and non-voting common shares

Voting common shares issued:	Number of shares	Amount
Issued on incorporation for cash	100	$100

Balance as at October 25, 2010	100	$100

3.	Subsequent event:

Through a series of transactions involving the Trust, the Company, certain of the Trust’s subsidiaries and the holders of trust units of Penn West, the Trust anticipates converting into a publicly listed oil and gas exploration company. The transaction is subject to satisfying various conditions including regulatory and Unitholder approvals and is currently scheduled to be completed or about January 1, 2011.

The new Penn West will, directly or indirectly own all of the assets and assume all of the liabilities of the Trust and its subsidiaries.

Through a series of transactions, holders of Penn West trust units will receive one common share of the new Penn West for each trust unit.

4.	Reconciliation to United States generally accepted accounting principles (“US GAAP”):

There are no significant differences between Canadian and US GAAP that impact the balance sheet of the Company.

SCHEDULE B

PRO FORMA UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NEW PENN WEST

Penn West Petroleum Ltd.

Operating as Penn West Exploration

Pro Forma Consolidated Balance Sheet

As at September 30, 2010

	Trust	Adjustments		Pro forma
	$	$		$
Assets
Current
Accounts receivable	310	—		310
Future income taxes	5	21	2e	26
Other	103	—		103

	418	21		439
Deferred funding obligation	703	—		703
Property, plant and equipment	9,817	—		9,817
Goodwill	2,020	—		2,020

	12,540	—		12,540

	12,958	21		12,979

Liabilities
Current
Accounts payable	668	1	2b	749
		80	2e
Distributions payable	41	—		41
Convertible debentures	26	—		26
Risk management liability	20	—		20

	755	81		836

Long-term debt	2,260	—		2,260
Convertible debentures	229	—		229
Asset retirement obligation	581	—		581
Risk management liability	31	—		31
Future income taxes	866	28	2c	894

	4,722	109		4,831

Unitholders’/Shareholders' Equity
Unitholders' capital	9,057	(9,057)	2a	—
Share capital	—	9,057	2a	8,077
		(980)	2d

Contributed surplus	151	(80)	2e	71

Deficit	(972)	21	2e	—
		(1)	2b
		(28)	2c
		980	2d

	8,236	(88)		8,148

	12,958	21		12,979

Penn West Petroleum Ltd.

Operating as Penn West Exploration

Pro Forma Consolidated Statement of Operations

For the nine month period ended September 30, 2010

	Trust	Adjustments		Pro forma
	$	$		$
Revenue
Oil & Gas	2,249	—		2,249

Royalties	(406)	—		(406)

	1,843	—		1,843

Risk management gain
Realized	3	—		3
Unrealized	110	—		110

	1,956	—		1,956
Expenses
Operating	713	—		713
Transportation	25	—		25
General and administrative	133	1	2b	134
Financing	131	—		131
Depletion, depreciation and accretion	993	—		993
Unrealized risk management loss	10	—		10
Unrealized foreign exchange gain	(27)	—		(27)

	1,978	1		1,979

Loss before taxes	(22)	(1)		(23)

Taxes
Future income tax recovery	(269)	91	2c	(178)

Net and comprehensive income	247	(92)		155

Net loss per unit/common share
Basic	0.57	—		0.36
Diluted	0.56	—		0.35

Weighted average units/common shares outstanding (millions)
Basic	436.7	—		436.7
Diluted	442.0	—		442.0

Penn West Petroleum Ltd.

Operating as Penn West Exploration

Pro Forma Consolidated Statement of Operations

For the year period ended December 31, 2009

	Trust	Adjustments		Pro forma
	$	$		$
Revenue
Oil & Gas	2,859	—		2,859

Royalties	(495)	—		(495)

	2,364	—		2,364

Risk management gain (loss)
Realized	344	—		344
Unrealized	(554)	—		(554)

	2,154	—		2,154
Expenses
Operating	979			979
Transportation	34	—		34
General and administrative	168	1	2b	169
Financing	161	—		161
Depletion, depreciation and accretion	1,556	—		1,556
Unrealized risk management loss	39	—		39
Unrealized foreign exchange gain	(186)	—		(186)
Gain on currency contracts	(75)	—		(75)

	2,676	1		2,677

Loss before taxes	(522)	(1)		(523)

Taxes
Future income tax recovery	(378)	136	2c	(242)

Net and comprehensive loss	(144)	(137)		(281)

Net loss per unit/common share
Basic	(0.35)	—		(0.68)
Diluted	(0.35)	—		(0.68)

Weighted average units/common shares outstanding (millions)
Basic	412.9	—		412.9
Diluted	412.9	—		412.9

Penn West Petroleum Ltd.

Operating as Penn West Exploration

Notes to Pro Forma Consolidated Financial Statements

1.	Basis of presentation:

On September 8, 2010, Penn West Energy Trust (the “Trust”) announced its plan (the “Arrangement”) to convert into a corporate entity (the “Corporation”), and to carry on the same business as previously conducted by the Trust. For each unit held, Unitholders of the Trust will receive one common share of the Corporation which will hold, directly or indirectly, all of the assets and liabilities formerly held directly or indirectly, by the Trust.

The accompanying pro forma consolidated financial statements have been prepared by management of the Trust in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Since the Arrangement does not contemplate a change of control for accounting purposes, the consolidated financial statements of the Corporation will be the continuation of the Trust’s financial statements. As a result of the Arrangement, the consolidated financial statements of the Corporation will reflect the assets and liabilities of the Trust at their respective carrying amounts on a continuity of interests basis.

These unaudited pro forma consolidated financial statements should be read in conjunction with the Information Circular, which contains the Arrangement, the audited consolidated financial statements of the Trust for the year ended December 31, 2009 and the unaudited consolidated financial statements of the Trust for the three and nine month periods ended September 30, 2010, which are incorporated by reference in the circular. In the opinion of management of the Trust, the unaudited pro forma consolidated financial statements include all significant adjustments necessary for fair presentation in accordance with Canadian GAAP.

The pro forma consolidated financial statements are unaudited and may not be indicative of the financial position that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the result that may be obtained in the future. Actual future results may differ materially from those assumed or described. Completion of the transactions contemplated by the arrangement is subject to certain conditions, including regulatory and Unitholder approval. As a result, there is no assurance that the transaction described will be completed.

2.	Pro forma adjustments and assumptions

a)	Completion of the Arrangement whereby Unitholders receive a corresponding number of common shares of the Corporation.

b)	Costs incurred in connection with the Arrangement, including legal, advisory and other costs estimated to be $1 million were accrued in accounts payable and reflected in general and administrative expense in the consolidated statements of operations.

c)	Future income taxes have been adjusted as the Arrangement effectively shifts the income tax burden on earnings of the Trust and its subsidiaries from the Unitholders of Trust to the Corporation.

d)	Share capital was reduced by the amount of the deficit upon the commencement of operations of the Corporation.

e)	Modifications to the terms of the TURIP, as outlined in the Arrangement, do not materially change the financial position of the Trust/Corporation. The portion of the TURIP that can be settled in cash has been recorded as a liability in this pro forma balance sheet to the extent such amounts have accrued to the holders of the TURIP. To the extent that holders exercise “in the money” Restricted Options and related Restricted Rights (as such terms are defined in the plan of arrangement for the Arrangement) following closing of the Arrangement, the net proceeds realized by the Corporation will be at least equal to the proceeds currently realized by the Trust on exercise of a right issued under the TURIP at the reduced exercise price. Contributed surplus amounts previously recognized under the TURIP for holders electing to modify was reclassified to the liability. For purposes of these pro forma financial statements, the unit price on conversion was assumed to be $20.62 (being the closing price of the Trust’s units on September 30, 2010 on the Toronto Stock Exchange) and that all holders of TURIP rights that are “in-the-money” elect to take the modification. TURIP rights which are not “in-the-money” must be exchanged for an equal number of common share rights with terms substantially the same as the terms of the existing TURIP.

3.	United States generally accepted accounting principles

The 2009 consolidated financial statements of the Trust were reconciled to United States generally accepted accounting principles (“US GAAP”). The information provided below describes the effect of the conversion of the Trust to a Corporation on the Trust’s US GAAP reconciliation. The Trust’s supplemental notes “Reconciliation of Canadian and United States Generally Accepted Accounting Principles” for the year ended December 31, 2009 and the three and nine month periods ended September 30, 2010 are incorporated by reference in the circular and should be read in conjunction with these pro forma consolidated financial statements.

a)	Unit based compensation

The Trust has equity compensation plans for employees and directors that will be assumed by the Corporation. Under Canadian GAAP, the Trust accounted for these plans as equity settled awards whereby the fair value of the units were estimated on the grant date and charged to earnings over the vesting period, with an offsetting entry to contributed surplus.

Under US GAAP, the Trust accounted for these plans as liabilities due to the redemption feature within the trust units. This resulted in lower recorded stock based compensation costs under US GAAP for the year ended December 31, 2009 and the three and nine month periods ended September 30, 2010 as previously disclosed in the Trust’s supplemental notes “Reconciliation of Canadian and United States Generally Accepted Accounting Principles”.

As a result of the conversion of the Trust to a corporation, these plans will be classified as equity awards under US GAAP and accounted for in the same manner as Canadian GAAP. The additional unit based compensation under US GAAP was eliminated in the reconciliation of the pro forma statement of operations to US GAAP.

b)	Unitholders mezzanine equity

Under US GAAP, trust units that are redeemable at the option of the unitholder are required to be valued at their redemption amount and presented as temporary equity on the balance sheet irrespective of the amounts which may be redeemed. Upon conversion to a corporate entity, the amount presented under US GAAP as temporary equity will be reflected as equity.

c)	Property, plant and equipment and depletion and depreciation

During 2008, the Trust recorded an impairment charge on its oil and gas property, plant and equipment under US GAAP. As no impairment charge was required under Canadian GAAP, depletion and depreciation under US GAAP was lower than that recorded under Canadian GAAP for the year ended December 31, 2009 and the nine month period ended September 30, 2010.

Penn West Petroleum Ltd.

Operating as Penn West Exploration

Pro Forma Consolidated Balance Sheet

US GAAP

For the nine month period ended September 30, 2010

(CAD millions, except per unit/common share amounts)	Pro forma
Pro forma net income as reported in the Consolidated
Pro forma Statement of operations—Canadian GAAP	155
Adjustments

DD&A adjustment	630	3c
Income tax effect of the above adjustment	(164)

Net and Other Comprehensive Income, U.S. GAAP	621

Net income per trust unit/common share
Basic	1.42
Diluted	1.41

Weighted average number of trust units/common shares outstanding (in millions)
Basic	436.7
Diluted	440.1

Penn West Petroleum Ltd.

Operating as Penn West Exploration

Pro Forma Consolidated Statement of Operations

US GAAP

For the nine month period ended September 30, 2010

(CAD millions, except per unit/common share amounts)	Pro forma
Pro forma net loss as reported in the Consolidated
Pro forma Statement of operations—Canadian GAAP	(281)
Adjustments

DD&A adjustment	922	3c
Income tax effect of the above adjustment	(241)

Net and Other Comprehensive Income, U.S. GAAP	400

Net income per trust unit/common share
Basic	0.97
Diluted	0.96

Weighted average number of trust units/common shares outstanding (in millions)
Basic	412.9
Diluted	414.2

Penn West Petroleum Ltd.

Operating as Penn West Exploration

Pro Forma Consolidated Statement of Operations

US GAAP

For the year ended December 31, 2009

	Trust under US GAAP	Adjustments		Corporation under US GAAP
	$	$		$
ASSETS
Current
Accounts receivable	310	—		310
Future income tax	5	—		5
Other	103	—		103

	418	—		418

Deferred funding obligation	703	—		703
Property, plant and equipment	3,225	—		3,225
Goodwill	2,020	—		2,020
Future income tax	695	129	2c	824

	6,643	129		6,772

	7,061	129		7,190

LIABILITIES AND UNITHOLDERS'/SHAREHOLDERS' EQUITY (DEFICIENCY)
Current
Accounts payable	668	1	2b	669
Distributions payable	41	—		41
Risk management	20	—		20
Convertible debentures	26	—		26

	755	1		756
Long-term debt	2,260	—		2,260
Convertible debentures	229	—		229
Risk management	31	—		31
Asset retirement obligations	581	—		581
Unit rights liability	78	(5)	3a	73

Total liabilities	3,934	(4)		3,930

Unitholders’ mezzanine equity	8,907	(8,907)	3b	—

Shareholders’ equity
Share capital	—	8,907	3b	8,907
Contributed surplus	—	5	3a	5
Deficit	(5,780)	128	2b,c	(5,652)

	(5,780)	9,040		3,260

	7,061	129		7,190

APPENDIX E

OPTION PLAN

STOCK OPTION PLAN

PENN WEST PETROLEUM LTD.

January 1, 2011

PENN WEST PETROLEUM LTD.

STOCK OPTION PLAN

1.	Purpose of Plan

The purpose of this plan is to aid in attracting, retaining and motivating the officers, employees and other eligible Service Providers of the Penn West Group in the growth and development of the Penn West Group by providing them with the opportunity through Options to acquire an increased proprietary interest in the Corporation.

2.	Administration

This Plan shall be administered by the Committee. The Committee shall have full and final discretion to interpret the provisions of this Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of this Plan, including without limitation rules as to vesting. All decisions and interpretations made by the Committee shall be binding and conclusive on the Optionees and the Corporation, subject to receipt of securityholder approval if required by any applicable stock exchange.

3.	Granting of Options

The Committee may from time to time designate officers and employees of, and other eligible Service Providers to, the Penn West Group to whom Options may be granted and the number of Common Shares to be optioned to each, provided that the number of Common Shares to be optioned shall not exceed the limitations provided in Section 4 hereof.

4.	Limitations to the Plan

Notwithstanding any other provision of this Plan:

(a)	the maximum number of Common Shares issuable (or reserved for issuance) on exercise of outstanding Options at any time shall be limited to 10.0% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable (or reserved for issuance) pursuant to all other Security Based Compensation Arrangements (including the CSRIP);

(b)	the number of Common Shares issuable (or reserved for issuance) to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 5.0% of the issued and outstanding Common Shares;

(c)	the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 2.0% of the issued and outstanding Common Shares;

(d)	the average Annual Grant Rate during any three consecutive calendar years (a “Rolling Three Year Period”) shall not exceed 2.0% (for greater certainty, the first Rolling Three Year Period will include the 2011, 2012 and 2013 calendar years, the second Rolling Three Year Period will include the 2012, 2013 and 2014 calendar years, and so forth on a rolling three year basis); and

(e)	directors of the Corporation who are not also employees of the Corporation shall not be entitled to participate in this Plan.

For the purposes of this Section 4, any increase in the issued and outstanding Common Shares (whether as a result of the exercise of Options or otherwise) will result in an increase in the number of Common Shares that may be issued on exercise of Options outstanding at any time and any increase in the number of Options granted will, upon exercise, make new grants available under this Plan.

Options that are cancelled, terminated or expire prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being available for a subsequent grant of Options pursuant to this Plan to the extent of any Common Shares issuable thereunder that are not issued under such cancelled, terminated or expired Options.

5.	Vesting

The Committee may, in its sole discretion, determine: (i) the time during which Options shall vest; (ii) the method of vesting; or (iii) that no vesting restriction shall exist. In the absence of any determination by the Committee to the contrary, Options will vest and be exercisable as to one-fifth (1/5) of the total number of Common Shares subject to the Options on each of the first, second, third, fourth and fifth anniversaries of the date of grant (computed in each case to the nearest whole Common Share). Notwithstanding the foregoing, the Committee may, at its sole discretion at any time or in the Option Agreement in respect of any Options granted, accelerate or provide for the acceleration of vesting of Options previously granted.

6.	Option Price

The exercise price of Options granted under the Plan shall be fixed by the Committee when such Options are granted, provided that the exercise price of Options shall not be less than the Market Price of the Common Shares at the time an Option is granted (or such other minimum price as may be required by the stock exchange on which the Common Shares are listed at the time of grant).

7.	Option Terms

The period during which an Option is exercisable shall, subject to the provisions of this Plan requiring or permitting acceleration of rights of exercise or the extension of the exercise period, be such period, not in excess of six (6) years, as may be determined from time to time by the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction, and in the absence of any determination to the contrary will be six (6) years from the date of grant (the “Termination Date”). In addition, unless the Corporation and an Optionee agree otherwise in an Option Agreement or other written agreement (such as an agreement of employment or consultancy), each Option shall provide that:

(a)	upon the death of the Optionee:

(i)	the Option shall terminate on the date determined by the Committee, which shall not be more than twelve (12) months from the date of death and, in the absence of any determination to the contrary, will be twelve (12) months from the date of death (subject to earlier termination on the Termination Date); and

(ii)	the number of Common Shares that the Optionee (or his or her heirs or successors) shall be entitled to purchase until such date of Option termination shall be all of the Common Shares that may be acquired on exercise of the Options held by such Optionee (or his or her heirs or successors) whether or not previously vested, and the vesting of all such Options shall be accelerated on the date of death for such purpose;

(b)	if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of termination of the Optionee by the Penn West Group without cause:

(i)	the Option shall terminate on the expiry of the period that is not less than 60 days and not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee is terminated by the Penn West Group, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate ninety (90) days following the date that the Optionee is terminated (subject to earlier termination on the Termination Date); and

(ii)

the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be: (A) the number of Common Shares that the Optionee is entitled to purchase on exercise of vested Options on the date that the Optionee is terminated by the Penn West Group; plus (B) the number of Common Shares that the Optionee is entitled to purchase on exercise of Options that vest following the date that the Optionee is terminated by the Penn West Group and up to and including the first to occur of (I) the 60th day following the date that the Optionee is terminated by the Penn West Group, and (II) the Termination Date;

(c)	if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of termination for cause, the Option shall terminate immediately on such termination for cause (whether notice of such termination occurs verbally or in writing); provided that notwithstanding the foregoing, the Committee may, in its sole discretion, allow the Optionee to exercise any Options that were vested on the date that the Optionee was terminated for cause for a period of not more than 30 days following such termination date (subject to earlier termination on the Termination Date);

(d)	if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of the Optionee’s resignation:

(i)	the Option shall terminate on the expiry of the period not in excess of 180 days (as prescribed by the Committee at the time of grant) following the date that the Optionee resigns, and in the absence of any determination to the contrary by the Committee at the time of grant, will terminate thirty (30) days following the date that the Optionee resigns (subject to earlier termination on the Termination Date); and

(ii)	the number of Common Shares that the Optionee shall be entitled to purchase until such date of Option termination shall be the number of Common Shares that the Optionee was entitled to purchase on exercise of vested Options on the date that the Optionee resigned; and

(e)	if the Optionee shall no longer be an officer of or be in the employ of, or consultant or other Service Provider to, any of the entities comprising the Penn West Group by reason of the Optionee’s Retirement, such Optionee’s Options shall remain in full force and effect and, for greater certainty, such Options shall continue to vest in accordance with their terms and shall continue to be exercisable by the Optionee from time to time in accordance with their terms until the Termination Date.

If the normal expiry date of any Options falls within any Black-Out Period or within seven (7) business days following the end of any Black-Out Period (the “Restricted Options”), then the expiry date of all Restricted Options shall, without any further action, be extended to the date that is seven (7) business days following the end of the Black-Out Period (or such longer period as permitted by the TSX and approved by the Committee). The foregoing extension applies to all Options whatever the date of grant and shall not be considered to be an extension of the term of the Options as contemplated by paragraph (iii) in Section 18 hereof.

This Plan does not confer upon an Optionee any right with respect to continuation of employment by or service provision to any of the entities comprising the Penn West Group, nor does it interfere in any way with the right of the Optionee or any of the entities comprising the Penn West Group to terminate the Optionee’s employment or service provision at any time.

8.	Exercise of Option

Subject to the provisions of this Plan, an Option may be exercised from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying the number of Common Shares with respect to which the Option is being exercised, and accompanied by payment in full of: (i) the purchase price of the Common Shares then being purchased; and (ii) any amount required to be paid pursuant to Section 19. Notwithstanding the foregoing, the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time.

9.	Cashless Exercise

Subject to the provisions of this Plan, if permitted by the Committee, an Optionee may elect to exercise an Option by surrendering such Option in exchange for the issuance of Common Shares equal to the number determined by dividing the Market Price (calculated as at the date of exercise) into the difference between the Market Price (calculated as at the date of exercise) and the exercise price of such Option. An Option may be exercised pursuant to this Section 9 from time to time by delivery to the Corporation at its head office in Calgary, Alberta or such other place as may be specified by the Corporation, of a written notice of exercise specifying that the Optionee has elected to make a cashless exercise of such Option and the number of Options to be exercised (provided that the Committee may, in its sole discretion, vary the aforementioned procedure for exercising an Option from time to time). The Corporation will not be required, upon the exercise of any Options pursuant to this Section 9, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. In lieu of fractional Common Shares, the Corporation will pay to the Optionee within ten (10) business days after the exercise date, an amount in lawful money of Canada equal to the then Fair Market Value of such fractional interest, provided that the Corporation will not be required to make any payment, calculated as aforesaid, that is less than $10.00. Upon exercise of the foregoing, the number of Common Shares actually issued shall be deducted from the number of Common Shares reserved with the TSX for future issuance under the Plan and the balance of the Common Shares that were issuable pursuant to the Options so surrendered shall be considered to have been cancelled and available for further issuance. Any reference in this Section 9 to the issuance of Common Shares or the payment of cash is subject to compliance with Section 19.

10.	Surrender Offer

An Optionee may make an offer (the “Surrender Offer”) to the Corporation, at any time, for the disposition and surrender by the Optionee to the Corporation (and the termination thereof) of any of the Options granted hereunder for an amount (not to exceed the Fair Market Value of the Common Shares less the exercise price of the Options) specified in the Surrender Offer by the Optionee, and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any regulatory approval required. If the Surrender Offer, either as made or as renegotiated, is accepted, the Options in respect of which the Surrender Offer relates shall be surrendered and deemed to be terminated and cancelled and shall cease to grant the Optionee any further rights thereunder upon payment of the amount of the agreed Surrender Offer by the Corporation to the Optionee. The Corporation may, in its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 10, provided that the Corporation shall be under no obligation, express or implied, to make such election. Any reference in this Section 9 to the payment of cash is subject to compliance with Section 19.

11.	Alterations in Shares

In the event:

(a)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities or property;

then the Board may make such adjustments to this Plan and to any Options outstanding under this Plan, and may make such amendments to any Option Agreements outstanding under this Plan, as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Optionees hereunder and\or to provide for the Optionees to receive and accept such other securities or property in lieu of Common Shares, and the Optionees shall be bound by any such determination.

If the Corporation fixes a record date for a distribution to all or substantially all of the holders of the Common Shares of cash or other assets (other than a dividend in the ordinary course of business), the Board may, in its sole discretion, but for greater certainty shall not be required to, make an adjustment to the exercise price of any Options outstanding on the record date for such distribution and make such amendments to any Option Agreements outstanding under the Plan to give effect thereto, as the Board may, in its sole discretion, consider appropriate in the circumstances.

12.	Merger and Sale, etc.

Except in the case of a transaction that is a Change of Control and to which Section 13 applies, if the Corporation enters into any transaction or series of transactions whereby the Corporation or all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) would become the property of any other trust, body corporate, partnership or other person (a “Successor”), whether by way of Takeover Bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise (each a “Transaction”), prior to or contemporaneously with the consummation of such Transaction the Corporation and the Successor will execute such instruments and do such things as the Committee may determine are necessary to establish that upon the consummation of such Transaction the Successor will assume the covenants and obligations of the Corporation under this Plan and the Option Agreements outstanding on consummation of such Transaction. Any such Successor shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and Option Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Option Agreements and the obligation of the Corporation to the Optionees in respect of the Options shall terminate and be at an end and the Optionees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares upon vesting of the Options.

Alternatively, and in lieu of making such provision, in the event of such Transaction (provided that if the Transaction constitutes a Takeover Bid, it (i) is not exempt from the takeover bid requirements of applicable securities legislation, and (ii) shall have been approved or recommended for acceptance by the Board) the Corporation shall have the right to satisfy any obligations to the Optionee in respect of any Options outstanding by paying to the Optionee, in cash, and as proceeds of disposition for an Optionee’s Options, the difference between the exercise price of all unexercised Options granted hereunder and the fair market value of the securities to which the Optionee would be entitled upon exercise of all unexercised Options. The Corporation may, at its sole discretion, elect to allow an Optionee to claim such deductions in computing taxable income of such Optionee, if any, that may be available to the Optionee in respect of any amount received by the Optionee pursuant to this Section 12, however, the Corporation is under no obligation, express or implied, to make such election. Any determinations as to fair market value of any securities shall be made by the Committee, and any reasonable determination made by the Committee shall be binding and conclusive and, upon payment as aforesaid, the Options shall terminate and the Optionee shall cease to have any further rights in respect thereof.

13.	Acceleration of Vesting

Notwithstanding any other provision in this Plan or the terms of any Option Agreement, if there takes place a Change of Control, all issued and outstanding Options shall be exercisable (whether or not then vested) immediately prior to the time such Change of Control takes place and shall terminate on the 90th day after the occurrence of such Change of Control, or at such earlier time as may be established by the Board, in its absolute discretion, prior to the time such Change of Control takes place.

14.	No Rights as a Shareholder

An Optionee shall have no rights or privileges whatsoever as a shareholder of the Corporation in respect of any Common Shares issuable upon exercise of an Option granted pursuant to this Plan (including any right to receive dividends or other distributions therefrom or thereon) other than in respect of Common Shares in respect of which the Optionee shall have exercised the Option to purchase hereunder and which the Optionee shall have actually taken up and paid for in accordance with this Plan (including without limitation Section 8 hereof) and in respect of which certificates shall have been issued and delivered.

15.	Regulatory Authorities Approvals

This Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any Options granted prior to receipt of such approval and after listing on any such stock exchange shall be conditional upon such approval being given and no such Options may be exercised unless such approval, if required, is given.

16.	Options to Companies

The provisions herein in respect of the grant of Options shall apply, with appropriate modifications, to the grant of Options to a company either: (i) wholly-owned by any person to whom Options may otherwise be granted hereunder; or (ii) controlled by any person to whom Options may otherwise be granted hereunder (and the shares of which are held directly or indirectly by any such person and such person’s spouse, minor children and/or minor grandchildren); subject to any requirements of any applicable regulatory authority having jurisdiction.

17.	Option Agreements

An agreement (an “Option Agreement”) will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which Option Agreement will set out the number of Common Shares subject to Option, the exercise price, the vesting dates, the expiry date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The Option Agreement will be in such form as the Committee may from time to time approve or authorize the officers of the Corporation to enter into and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation. Such Option Agreements may also contain such other provisions as the Committee may determine. In the Committee’s discretion, an Option Agreement may take the form of a physical or electronic notice delivered by the Corporation to the Optionee and setting out the terms of the grant of Options to the Optionee, and the Optionee’s acceptance of such notice shall be deemed to be the agreement of the Optionee to accept the Options so granted based on the terms contained in this Plan and the notice of Option grant. In the event of a conflict between the terms of any Option Agreement and this Plan, the terms of this Plan shall govern.

18.	Amendment or Discontinuance of the Plan

Subject to the restrictions set forth below, the Board may, by resolution, amend or discontinue this Plan and any Option granted under it (together with any related Option Agreement) at any time without shareholder approval; provided however, that without the prior approval of the shareholders of the Corporation (or such other approval as may be required by the TSX or such other stock exchange on which the Common Shares are listed and posted for trading), the Board may not:

(i)	increase the maximum number of Common Shares issuable pursuant to this Plan as specified in paragraph 4(a) hereof;

(ii)	reduce the exercise price of an Option or cancel an Option and subsequently issue the holder of such Option a new Option in replacement thereof;

(iii)	extend the term of an Option beyond the original expiry date of such Option;

(iv)	make an amendment to this Plan or an Option that would permit an Optionee to assign or transfer an Option to a new beneficial Optionee, other than for estate settlement purposes in the case of the death of an Optionee;

(v)	make an amendment to this Plan that would add to the categories of persons eligible to participate in this Plan, including to permit non-employee directors to participate in this Plan;

(vi)	make an amendment to this Plan to remove or amend paragraphs 4(a) through 4(e), inclusive, of this Plan; or

(vii)	make an amendment to this Plan to remove or amend this Section 18.

Any amendment to this Plan or to outstanding Options that requires approval of any stock exchange on which the Common Shares are listed for trading may not be made without the approval of such stock exchange.

The Board may amend or discontinue the Plan or outstanding Options at any time without the consent of an Optionee, provided that such amendment shall not adversely alter or impair any Option previously granted under the Plan, except as otherwise permitted hereunder.

The Committee may amend or terminate this Plan or any outstanding Option granted hereunder at any time without the approval of the shareholders of the Corporation or any Optionee whose Option is amended or terminated, in order to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of any relevant stock exchange or regulatory authority, whether or not that amendment or termination would affect any accrued rights, subject to the receipt of the approval of that stock exchange or regulatory authority.

19.	Tax Withholding

The Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) an Optionee to remit to the Corporation, the required amount to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Options granted under this Plan. With respect to required withholding, the Corporation shall have the irrevocable right to (and the Optionee consents to) the Corporation setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Optionee (whether arising pursuant to the Optionee’s relationship as an officer or employee of the Corporation or as a result of the Optionee providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Optionee and the Corporation. In addition, the Corporation may elect, in its sole discretion, to satisfy the withholding requirement, in whole or in part, by withholding such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the withholding obligation net of selling costs (which costs shall be the responsibility of the Optionee and which shall be and are authorized to be deducted from the proceeds of sale). The Optionee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares. Any reference in this Plan to the issuance of Common Shares or a payment of cash is expressly subject to this Section 19.

20.	No Guarantees Regarding Tax Treatment

Optionees (or their beneficiaries) shall be responsible for all taxes with respect to any Option outstanding under this Plan, whether arising as a result of the grant or exercise of Options or otherwise. The Corporation and the Committee make no guarantees to any person regarding the tax treatment of an Option or payments made under this Plan and none of the Corporation or any of its directors, officers, employees or representatives shall have any liability to an Optionee with respect thereto.

21.	Cessation of Employment

For the purposes of this Plan and all Option Agreements, unless otherwise provided in the applicable Option Agreement or other written agreement (such as an agreement of employment), subject to the discretion of the Committee, an Optionee shall be deemed to have ceased to be a Service Provider to the Penn West Group (or any one of the entities comprising such group), and an Optionee shall be deemed to have been terminated or resigned from employment or a consulting arrangement with the Penn West Group (and each of the entities comprising such group) for the purposes hereof, on the first to occur of (i) the date of such termination or resignation, or (ii) the date (as determined by the Committee) that the Optionee ceases in the active performance of all of the regular duties of the Optionee’s job, which includes the carrying on of all of the usual and customary day to day duties of the job for the normal and scheduled number of hours in each working day; the foregoing to apply whether or not adequate or proper notice of termination shall have been provided by and to the Penn West Group (or any one of the entities comprising such group) in respect of such termination of employment or consulting arrangement. For greater certainty, a transfer of the Optionee’s employment or service from one member of the Penn West Group to another member of the Penn West Group shall not be deemed to be a cessation of employment or service for the purposes of this Agreement.

Notwithstanding the foregoing paragraph, it shall not be considered a termination of the Service Provider relationship if an Optionee is placed on a leave of absence (“Leave”) which is considered by the Committee as continuing intact the Service Provider relationship. In such a case, the Service Provider relationship shall be continued until the later of (i) the date when the Leave equals ninety (90) days, and (ii) the date when an Optionee’s right to re-employment shall no longer be guaranteed either by applicable laws or by contract; provided that in the event that active employment or service provision is not renewed at the end of the Leave, the Service Provider relationship shall be deemed to have ceased at the beginning of the Leave. If an Optionee shall take a Leave for a period of time that is greater than 90 days, the Committee may, in its sole discretion, modify or change the vesting terms of any Options granted to such Optionee in order to take into account the period of the Leave.

22.	Assignment

Options shall not be assignable by the Optionee either in whole or in part and, upon any purported assignment being made in contravention of the terms hereof, such Options shall become null and void and be of no further force or effect.

23.	Applicable Law

This Plan shall be governed by and administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

24.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)	“Annual Grant Rate” means the percentage obtained using the following formula:

% = 100 * (X / Y)

where,

X	= the number of Options granted in any calendar year; and

Y	= the weighted average number of Common Shares that are outstanding (on a non-diluted basis) during such calendar year;

provided that for the purposes of calculating the Annual Grant Rate for 2011, the Restricted Options issued on January 1, 2011 pursuant to the Conversion shall not be counted in the calculation;

(b)	“Black-Out Period” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(c)	“Board” means the board of directors of the Corporation as constituted from time to time;

(d)	“business day” means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta are generally not open for business;

(e)	“Change of Control” means:

(i)	a successful Takeover Bid; or

(ii) (A)	any change in the beneficial ownership or control of the outstanding securities or other interests of the Corporation which results in:

(I)	a person or group of persons “acting jointly or in concert” (within the meaning of MI 62-104); or

(II)	an affiliate or associate of such person or group of persons;

holding, owning or controlling, directly or indirectly, more than 50% of the outstanding voting securities or interests of the Corporation; and

(B)	members of the Board who are members of the Board immediately prior to the earlier of such change and the first public announcement of such change cease to constitute a majority of the Board at any time within sixty days of such change; or

(iii)	the winding up of the Corporation or the sale, lease or transfer of all or substantially all of the assets of the Corporation and its Subsidiaries (on a consolidated basis) to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the shareholdings or other securityholdings, as the case may be, in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a “Change of Control” if paragraph (d)(ii) above was applicable to the transaction); or

(iv)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of this Plan;

(f)	“Common Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Section 11 hereof, such other Common Shares to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment;

(g)	“Committee” means a committee of the Board comprised of one or more directors appointed from time to time by the Board to administer this Plan or, if no such committee is appointed, the Board;

(h)	“Conversion” means the series of transactions completed by Penn West Energy Trust, a predecessor of the Corporation and certain of their affiliates on January 1, 2011 by way of plan of arrangement, pursuant to which Penn West Energy Trust was converted into the Corporation, all as more particularly described in the information circular and proxy statement of Penn West Energy Trust dated November 10, 2010;

(i)	“Corporation” means Penn West Petroleum Ltd., and includes any successor corporation thereof;

(j)	“CSRIP” means the Common Share Rights Incentive Plan of the Corporation, as amended and restated as of January 1, 2011, and as further amended or amended and restated from time to time;

(k)	“Fair Market Value” with respect to a Common Share, as at any date, means the weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board in its sole and absolute discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time, acting reasonably and in good faith;

(l)	“Insider”, “associate” and “affiliate” each have the meaning ascribed thereto in Part I of the Company Manual of the TSX, as amended from time to time;

(m)	“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the time of grant (or for the purposes of Section 9, the time of exercise), calculated by dividing the total value by the total volume of Common Shares traded for the five trading-day period, or such other price as may be permitted by the TSX from time to time;

(n)	“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended from time to time;

(o)	“Option” means an option to purchase Common Shares granted pursuant to the provisions hereof;

(p)	“Option Agreement” has the meaning ascribed thereto in Section 17 hereof;

(q)	“Optionees” means persons to whom Options are granted and which Options, or a portion thereof, remain unexercised;

(r)	“Penn West Group” means, collectively, the Corporation, any entity that is a Subsidiary or an affiliate of the Corporation from time to time, and any other entity designated by the Board from time to time as a member of the Penn West Group for the purposes of this Plan (and, for greater certainty, including any successor entity of any of the aforementioned entities);

(s)	“Plan” means this stock option plan of the Corporation, as the same may be amended or amended and restated from time to time;

(t)	“Restricted Options” has the meaning ascribed thereto in the information circular and proxy statement of Penn West Energy Trust dated November 10, 2010;

(u)	“Retirement” means:

(i)	retirement from active employment or consultancy with the Penn West Group at or after age 60, provided that the Optionee must have (A) provided continuous services to the Penn West Group for a minimum of ten (10) years at the time of retirement, and (B) entered into a written agreement in respect of such retirement with the Corporation that is acceptable to the Corporation; or

(ii)	retirement from active employment or consultancy with the Penn West Group in circumstances where the Optionee has not reached the age of 60, but where the Optionee’s age plus the Optionee’s full years of service with the Penn West Group equals at least 70, provided that the Optionee must have (A) provided continuous services to the Penn West Group for a minimum of fifteen (15) years at the time of retirement and be at least age 55, and (B) the Optionee has entered into a written agreement in respect of such retirement with the Corporation that is acceptable to the Corporation; or

(iii)	such other meaning as the Committee or the Board shall determine from time to time, in its sole discretion;

provided that, for greater certainty, Retirement shall not include any of the events described in paragraphs 7(a), (b), (c) or (d);

(v)	“Security Based Compensation Arrangements” has the meaning ascribed thereto in Part VI of the Company Manual of the TSX, as amended from time to time;

(w)	“Service Provider” means an officer or employee of, or a person or company engaged by, one or more of the entities comprising the Penn West Group to provide services for an initial, renewable or extended period intended to be twelve months or more; and for greater certainty shall not include a non-employee director of any such entity;

(x)	“Subsidiary” has the meaning ascribed there in the Securities Act (Alberta);

(y)	“Takeover Bid” means a “take-over bid” as defined in MI 62-104, pursuant to which the “offeror” would as a result of such takeover bid, if successful, beneficially own, directly or indirectly, in excess of 50% of the outstanding Common Shares; and

(z)	“TSX” means the Toronto Stock Exchange.

25.	Effective Time

This Plan shall be effective as of January 1, 2011.

APPENDIX F

SECTION 191 OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

191(1)	Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)	amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)	amalgamate with another corporation, otherwise than under section 184 or 187,

(d)	be continued under the laws of another jurisdiction under section 189, or

(e)	sell, lease or exchange all or substantially all its property under section 190.

(2)	A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)	In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)	A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)	An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)	by the corporation, or

(b)	by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)	If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)	Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)	at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)	Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied with a statement showing how the fair value was determined.

(10)	A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)	A dissenting shareholder

(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)	In connection with an application under subsection (6), the Court may give directions for

(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.

(13)	On an application under subsection (6), the Court shall make an order

(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)	fixing the time within which the corporation must pay that amount to a shareholder; and

(d)	fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)	On

(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)	Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)	Until one of the events mentioned in subsection (14) occurs,

(a)	the shareholder may withdraw the shareholder’s dissent, or

(b)	the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)	If subsection (20) applies, the corporation shall, within 10 days after

(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)	Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.